FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of April, 2007
Commission File Number: 001-12518
Banco Santander Central Hispano, S.A.
(Translation of registrant’s name into English)
Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Central Hispano, S.A.

Item

1	Press release, dated April 27, 2007, entitled “Santander’s attributable profit rose 21% to EUR 1.802 billion in the first quarter of 2007”

2	Presentation, dated April 27, 2007, entitled “Activity and Results – First Quarter 2007”

3	Santander Group First Quarter 2007 Financial Report

4	Santander Group First Quarter 2007 Results

Item 1
Press release
Santander’s attributable profit rose 21% to EUR
1.802 billion in the first quarter of 2007
▪	Revenue rose by 18%, more than double the increase in costs, which grew by 7%, allowing operating income to rise by almost 30%.

▪	Revenue growth was supported by strong activity in all businesses in Europe as well as in Latin America. Loans grew by 17% and customer funds 15%.

▪	In Continental Europe, profit grew by 47% to EUR 1.317 billion, owing to growth in loans of 24% and in customer funds of 15%.

▪	In Latin America, attributable profit increased by 20% in dollar terms to US $892 million, with growth of 21% in loans and in customer funds. In euros, attributable profit was EUR 681 million, up 10%.

▪	Abbey’s attributable profit rose 20% to £201 million, with growth of 8% in loans and 1% in deposits in pounds sterling. In euros, attributable profit amounted to EUR 300 million, up 23%.

▪	The 11 points difference between revenue and cost growth enabled efficiency to improve by 4.6 percentage points to 46.3%

▪	The non–performing loan rate was 0.82%, a decline of 0.04 point. Coverage was 177%, eight points less than a year earlier.

▪	All capital ratios improved in the first quarter. BIS Ratio was 13.22% and Tier I 7.64%.

▪	In the last twelve months, the Group invested to grow its commercial capacities, with 652 new branches (up 6%) and 1,314 new ATMs (up 6%).
Madrid, April 27th, 2007 – Grupo Santander registered attributable profit of EUR 1,802 million in the first quarter of 2007, an increase of 21% from EUR 1,493 million a year earlier. This result is a record for Santander, which this year celebrates the 150th anniversary of its founding.
Earnings in the first quarter of 2007 were underpinned by strong growth in all business units, which enabled an increase of the customer base and an improvement in business margins. At the same time, the Group continued to invest in its commercial capacities, growing the branch

Comunicación Externa.
Ciudad Grupo Santander Edificio Arrecife Pl. 2
28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 – Fax: 34 91 257 10 39
Calle, número, 00000 Municipio. Tel. 00 000 000. Fax. 00 000 000. e-mail network by 652 offices and 1,314 ATMs. The customer base grew by 8.2% and linked customers by 10.4%.
Earnings
The key factor in first quarter of 2007 results is the strong growth in business activity and the growing gap between the loan yield and the cost of funds, which enabled revenues to rise 11 points ahead of operating costs, 18% versus 7%. As a result, net operating income increased almost 30%. The limited growth in costs is especially noteworthy when considering the Group’s investments in new projects and in its retail networks. Santander’s global network now includes 10,978 branches, making it the largest retail bank distribution franchise in the world.
Insolvency provisions, which are in line with the two previous quarters, grew by 34% compared to the same period of last year, whilst tax provisions rose 33%. As a result, profit from ordinary activity was EUR 1,927 million, 22% higher.
Businesses in Continental Europe registered an operating margin growth of 41%, with an increase of 29% in revenue and of 12% in costs. Attributable profit for the quarter reached EUR 1,317 million, a record, up 47%. The greatest contribution came from the Santander branch network in Spain, with EUR 460 million, up 38%, followed by Santander Consumer Finance, with EUR 166 million, 32% higher, Banesto with EUR 163 million (up 25%, excluding the capital gains from the sale of Urbis) and Portugal with EUR 132 million, up 16%.
The Santander branch network in Spain focused on profitable growth, which enabled it to continue to improve its rates of growth in net interest income, which increased by 21%, three times the rise in costs (+6%). Moreover, the Santander branch network was able to bear the costs of eliminating income from fees on services to all linked customers, as well as the new groups included this year (self-employed customers, stores, students and immigrants). This performance enabled Santander branch network’s efficiency ratio to improve by 4.4 points, to 39.1%.

Comunicación Externa.
Ciudad Grupo Santander Edificio Arrecife Pl. 2
28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39
Calle, número, 00000 Municipio. Tel. 00 000 000. Fax. 00 000 000. e-mail

In Latin America, costs grew by 16%, due principally to investment being carried out in new projects and the branch networks in the main countries, but were still half the rate of growth in revenues of 27%, so that net operating income grew by 38% (all changes are in dollars, the operating currency). Attributable profit from the region grew by 20% to US $892 million, or by 10% in euros to EUR 681 million. Brazil made the largest contribution, with profit of $294 million, an increase of 24%, followed by Mexico, $204 million, up 20% and Chile, $171 million, up 25%.
Abbey’s results are in line with the framework laid out in its strategic plan, with growth of 7% in revenue and a reduction of 4% in costs, resulting in growth of 21% in net operating income and of 20% in attributable profit, measured in pounds. In euros, attributable profit for the quarter increased 23% to EUR 300 million, in line with the annual target of EUR 1,200 million.
By businesses, retail banking pretax profit increased 27% to EUR 2,334 million; Global Wholesale Banking rose 68% to EUR 795 million and Asset Management and Insurance increased 6% to EUR 167 million.
Global Wholesale Banking registered a sharp increase in activity, with revenues rising by 38% and costs by 11%. 75% of revenues stemmed from customer activity. Generic provisions in the business fell sharply in the first quarter, as a result of distributing part of the risk. Thus, gross profit grew by 68% with net operating income increasing 49%.
Business
Santander closed the first quarter with EUR 1,024,629 million in funds under management, an increase of 5%. Of this total, EUR 844,240 million is on the balance sheet, which grew by 4%. The rest were off-balance sheet customer funds, such as mutual funds and pensions.

Comunicación Externa.
Ciudad Grupo Santander Edificio Arrecife Pl. 2
28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39
Calle, número, 00000 Municipio. Tel. 00 000 000. Fax. 00 000 000. e-mail

Group gross lending was EUR 539,108 million at the close of the first quarter, up 17%. Continental Europe accounted for 52% of this lending, the United Kingdom (Abbey) 36% and Latin America the remaining 12%.
In Continental Europe, lending grew by 24% to EUR 278,028 million, with increases in all countries and units. The Santander branch network in Spain increased lending by 16%, Banesto 28%, Portugal 6% and Santander Consumer Finance 26%. The Santander branch network in Spain registered growth in volumes as well as improved business margins. The success of the “We want to be your bank” programme, launched in 2006, has resulted in a 7% increase in linked customers in 12 months. Lending volume to individuals grew by 14% and to companies by 23%, with mortgage lending increasing at a rate of 15%.
Banesto lending to individuals grew by 18%, to companies by 31% and mortgage business by 18%. Santander Consumer incorporated Drive, the finance company acquired in the U.S., during the quarter. Without Drive’s figures, new lending at Santander Consumer Finance grew by 12%, with growth of 23% in the Nordic countries, 17% in Spain and 2% in Germany. The low growth in Germany is due to the one-time effect of the increase in VAT this year, which led to high consumer lending in the fourth quarter. In Portugal, Santander Totta registered growth of 24% in lending to SMEs and 10% to individuals.
Loan volume in Latin America came to EUR 59,399 million, an increase of 11% in euros and 21% in local currencies. Brasil, which opened 167 branches in the last 12 months and installed 350 automatic tellers, increased lending by 34%, with growth of 27% in lending to individuals, 34% to SMEs and companies. Mexico grew by 36%, with increases of 64% in lending to individuals, and 46% to SMEs and companies. In Chile, lending increased by 14%, with increases of 19% to individuals and 24% to SMEs.
Abbey continues to mark progress, closing the first quarter with loan volume of EUR 192,666 million, which represents growth of 11% in euros and 8% in pounds. Net mortgage production came to 1,400 million pounds, unchanged form the year-earlier period. Market share in new mortgage production is 9.4%.

Comunicación Externa.
Ciudad Grupo Santander Edificio Arrecife Pl. 2
28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39
Calle, número, 00000 Municipio. Tel. 00 000 000. Fax. 00 000 000. e-mail

Total customer funds under management came to EUR 770,679 million at the end of March 2007, an increase of 15% from a year earlier. Balance sheet resources rose 18% to EUR 582,907 million. Mutual funds increased by 15%. Pension funds grew by just 3%, owing to the sale in 2006 of the pension fund manager in Peru, without which they would have grown by 17%.
In Continental Europe, total customer funds under management were EUR 306,442 million, up 15%. In Spain, which represents about 80% of the total, customer funds grew by 8% in the Santander branch network, by 18% at Banesto and 30% at Santander Consumer. In Portugal customer funds grew by 35%.
In Latin America, customer funds came to EUR 144,534 million, with growth of 13% en euros and 21% in local currency. Deposits grew by 11% and investment funds by 39% in local currency. By country, savings increased by 25% in Brazil, 8% in Mexico and 19% in Chile.
Abbey closed the first quarter with EUR 217,675 million in customer funds, an increase of 10% in euros and 8% in pounds. Total deposits grew by 4% and stock at the end of the quarter was 3% higher, accompanied by a significant improvement in margins. The mutual fund business grew by 27%.
Management and capital ratios
Efficiency: Revenue grew by 11 percentage points more than costs, driving improvement in the efficiency ratio. Costs and amortizations as a percentage of revenues were 46.3% at the end of the first quarter of 2007, compared to 50.9% a year earlier. Abbey registered the greatest improvement within the group, with the efficiency ratio improving to 50.8% at the end of the quarter from 56.8% a year earlier. In Continental Europe, the efficiency ratio was 35.9%, a 5.3-point improvement. In Latin American, efficiency was 42.1%, an improvement of 4.3 points.
NPLs: Non-performing loan criteria in Portugal were aligned with those of the rest of the Group during this quarter, which has had an impact on the final total ratios. The coverage ratio fell to 177% from 185% for the Group; without the effect of the Portugal alignment, it would have been 184%. The Group NPL rate fell to 0.82% from 0.86%, and would have been 0.79% on a like-for-like basis. The Group’s generic funds, which can be considered reserves for the future, came to EUR 5,778 million.

Comunicación Externa.
Ciudad Grupo Santander Edificio Arrecife Pl. 2
28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39
Calle, número, 00000 Municipio. Tel. 00 000 000. Fax. 00 000 000. e-mail

Capital: The Group’s eligible capital came to EUR 62,510 million at the end of the quarter, with a surplus of EUR 24,675 million above the required minimum. With this capital base, the BIS ratio came to 13.22%, Tier I capital to 7.64% and core capital to 5.97%.
The Share and dividend
The Santander share ended the first quarter at EUR 13.36, up 10.9% from a year earlier. Santander’s market capitalisation came to EUR 83,557 million at the end of the quarter. Santander is the largest company in Spain and the leading bank in the euro zone in terms of market value.
On May 1st the fourth and final dividend (of EUR 0.199913 a share) charged against 2006 earnings will be paid, with which the total dividend for the year comes to EUR 0.520625, an increase of 25% for the second consecutive year. Return per share by dividend was 4.27%. In the last ten years, the dividend per share has grown by an accumulated annual 13%. In 2006, profit distributed to shareholders came to EUR 3,256 million, or 49.47% of ordinary attributable profit, a record for Santander and for Spain.
Santander has 2,312,076 shareholders. 134,638 persons work in the Group, serving 69 million customers in 10,978 branches.
More information: www.santander.com

Comunicación Externa.
Ciudad Grupo Santander Edificio Arrecife Pl. 2
28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39
Calle, número, 00000 Municipio. Tel. 00 000 000. Fax. 00 000 000. e-mail

Income statement
Million euros

			Variation
	Q1 ’07	Q1 ’06	Amount	%
Net interest income (w/o dividends)	3,460	2,883	577	20.0
Dividends	48	50	(2)	(3.1)
Net interest income	3,509	2,933	576	19.6
Income from companies accounted for by the equity method	60	131	(70)	(53.9)
Net fees	2,087	1,738	350	20.1
Insurance activity	95	66	29	43.4
Commercial revenue	5,751	4,867	884	18.2
Gains (losses) on financial transactions	492	408	84	20.5
Gross operating income	6,243	5,276	968	18.3
Income from non-financial services	34	38	(3)	(8.8)
Non-financial expenses	(18)	(15)	(3)	19.0
Other operating income	(34)	(21)	(13)	63.6
Operating expenses	(2,950)	(2,744)	(206)	7.5
General administrative expenses	(2,642)	(2,464)	(179)	7.2
Personnel	(1,551)	(1,483)	(68)	4.6
Other administrative expenses	(1,092)	(981)	(111)	11.3
Depreciation and amortisation	(308)	(280)	(28)	9.8
Net operating income	3,275	2,533	742	29.3
Impairment loss on assets	(683)	(512)	(171)	33.4
Loans	(670)	(501)	(169)	33.8
Goodwill	—	—	—	—
Other assets	(13)	(11)	(2)	16.3
Other income	(90)	(12)	(78)	653.3
Profit before taxes	2,503	2,009	494	24.6
Tax on profit	(576)	(433)	(142)	32.9
Net profit from ordinary activity	1,927	1,576	351	22.3
Net profit from discontinued operations	—	79	(79)	(100.0)
Net consolidated profit	1,927	1,655	272	16.4
Minority interests	125	162	(37)	(22.6)
Attributable profit to the Group	1,802	1,493	309	20.7
Customer loans
Million euros

			Variation
	31.03.07	31.03.06	Amount	%	31.12.06
Public sector	5,604	5,465	139	2.5	5,329
Other residents	204,943	162,722	42,222	25.9	199,994
Commercial bills	16,173	14,372	1,801	12.5	17,276
Secured loans	114,888	89,385	25,503	28.5	110,863
Other loans	73,882	58,964	14,918	25.3	71,854
Non-resident sector	328,561	290,952	37,609	12.9	326,187
Secured loans	192,452	175,682	16,770	9.5	191,724
Other loans	136,109	115,270	20,838	18.1	134,463
Gross loans and credits	539,108	459,139	79,969	17.4	531,509
Loan-loss allowances	8,297	7,742	556	7.2	8,163
Net loans and credits	530,811	451,397	79,414	17.6	523,346
Pro memoria: Doubtful loans	4,910	4,362	549	12.6	4,613
Public sector	1	7	(7)	(90.7)	18
Other residents	1,264	1,033	231	22.3	1,212
Non-resident sector	3,646	3,321	324	9.8	3,383

Comunicación Externa.
Ciudad Grupo Santander Edificio Arrecife Pl. 2
28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39
Calle, número, 00000 Municipio. Tel. 00 000 000. Fax. 00 000 000. e-mail

Customer funds under management
Million euros

			Variation
	31.03.07	31.03.06	Amount	%	31.12.06
Public sector	16,012	15,121	891	5.9	15,266
Other residents	92,958	83,179	9,779	11.8	94,750
Demand deposits	52,000	49,120	2,880	5.9	55,050
Time deposits	26,013	18,460	7,553	40.9	24,670
REPOs	14,945	15,600	(655)	(4.2)	15,030
Non-resident sector	218,140	205,954	12,186	5.9	221,206
Demand deposits	118,573	115,499	3,074	2.7	119,861
Time deposits	71,171	71,255	(84)	(0.1)	72,258
REPOs	26,377	16,365	10,012	61.2	26,343
Public Sector	2,021	2,835	(815)	(28.7)	2,744
Customer deposits	327,111	304,255	22,856	7.5	331,223
Debt securities	222,441	160,700	61,741	38.4	204,069
Subordinated debt	33,355	28,984	4,371	15.1	30,423
On-balance-sheet customer funds	582,907	493,938	88,968	18.0	565,715
Mutual funds	131,147	114,174	16,974	14.9	119,838
Pension funds	29,996	29,190	806	2.8	29,450
Managed portfolios	19,245	16,781	2,464	14.7	17,835
Savings-insurance policies	7,383	14,632	(7,249)	(49.5)	6,385
Other customer funds under management	187,772	174,776	12,996	7.4	173,509
Customer funds under management	770,679	668,715	101,964	15.2	739,223
Shareholders’ equity and minority interests
Million euros

			Variation
	31.03.07	31.03.06	Amount	%	31.12.06
Capital stock	3,127	3,127	—	—	3,127
Additional paid-in surplus	20,370	20,370	—	—	20,370
Reserves	20,124	14,976	5,148	34.4	12,352
Treasury stock	(102)	(67)	(35)	52.8	(127)
On-balance-sheet shareholders’ equity	43,520	38,407	5,113	13.3	35,722
Attributable profit	1,802	1,493	309	20.7	7,596
Interim dividend distributed	(2,006)	(1,744)	(262)	15.0	(1,337)
Shareholders’ equity at period-end	43,316	38,156	5,160	13.5	41,981
Interim dividend not distributed	(1,250)	(861)	(390)	45.3	(1,919)
Shareholders’ equity	42,066	37,295	4,771	12.8	40,062
Valuation adjustments	2,384	3,191	(807)	(25.3)	2,871
Minority interests	2,055	2,944	(889)	(30.2)	2,221
Preferred securities	670	1,293	(623)	(48.2)	668
Preferred securities in subordinated debt	7,483	6,469	1,013	15.7	6,837
Shareholders’ equity and minority interests	54,658	51,193	3,465	6.8	52,658
Computable capital and BIS ratio
Million euros

			Variation
	31.03.07	31.03.06	Amount	%	31.12.06
Computable basic capital	36,141	32,909	3,232	9.8	35,539
Computable supplementary capital	26,369	21,978	4,391	20.0	24,237
Computable capital	62,510	54,886	7,623	13.9	59,776
Risk-weighted assets	472,937	427,607	45,330	10.6	478,733
BIS ratio	13.22	12.84	0.38		12.49
Tier 1	7.64	7.70	(0.06)		7.42
Core capital	5.97	5.96	0.01		5.91
Shareholders’ equity surplus	24,675	20,678	3,997	19.3	21,478

Comunicación Externa.
Ciudad Grupo Santander Edificio Arrecife Pl. 2
28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39
Calle, número, 00000 Municipio. Tel. 00 000 000. Fax. 00 000 000. e-mail

Item 2

# ACTIVITY AND RESULTS

## First Quarter 2007

April 27th, 2007

Santander

150

2

# Important information

Santander cautions that this presentation contains forward looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro-economic, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates, and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America, could adversely affect our business and financial performance.

Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the Financial Services and Markets Act 2000. In making this presentation available, Santander makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever and you should neither rely nor act upon, directly or indirectly, any of the information contained in this presentation in respect of any such investment activity.

Note: Statements as to historical performance, historical share price or financial accretion are not intended to mean that future performance, historical share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year. Nothing in this presentation should be construed as a profit forecast.

Santander
C70430 12 of 215
150 AÑOS

3

# Agenda

- **Grupo Santander's Performance Q1'07**
- Business areas' performance Q1'07
- Conclusions
- Appendix

Santander
150 AÑOS

4

# Key highlights Q1'07

1 High profit, sustainable and of quality

2 Strong recurrent revenues

3 Further efficiency improvement

4 Loan-loss provisions in line with forecasts

5 Maintaining high balance sheet strength

Santander
150 AÑOS

5

# Quarter highlights

## 1 Strong EPS increase (+20.8%) with good quarterly profit performance …

### Attributable profit

EUR Million

+20.7%
1,802
1,723
1,731
1,635
+10.2%
1,493
Q1'06
Q2
Q3
Q4'06*
Q1'07

### EPS

Euro cents

+20.8%
28.9
26.2
+10.3%
23.9
Q1'06
Q4'06 *
Q1'07

**… allowing continuous improvement in the return on equity (ROE +1,4 p.p.)**

(*) w/o extraordinary capital gains and allowances

Santander 150 AÑOS

6

# Quarter highlights

## 1 … and high "vertical" quality of results …

| TOTAL GROUP<br>EUR Million | Q1'07 | Change o/ Q1'06<br>Amount | <br>% |
|---|---|---|---|
| Gross operating income | 6,243 | +968 | +18.3 |
| Operating expenses | -2,950 | -206 | +7.5 |
| **Net operating income** | **3,275** | **+742** | **+29.3** |
| Loan-loss provisions | -670 | -169 | +33.8 |
| Profit before tax | 2,503 | +494 | +24.6 |
| **Net profit from ordinary activity** | **1,927** | **+351** | **+22.3** |
| **Attributable profit** | **1,802** | **+309** | **+20.7** |

Santander 150 AÑOS

7

# Quarter highlights

## 1 … and high “horizontal” quality of results

### Geographic segments results

% change Q1'07 / Q1'06
Continental Europe (EUR)
+48.5%
+46.7%
Abbey (sterling)
+37.7%
+20.1%
Latin America (USD)
+22.7%
+20.1%
Attributable profit
Net profit from ordinary activity

### Business segments results (PBT)

% change Q1'07 / Q1'06
Retail Banking
27.2%
Wholesale Banking
68.5%
Asset Management & Insurance
5.7%

**Financial Management & Equity Stakes: EUR -496 million of ordinary attributable profit, versus EUR -267 million in Q1’06**

Santander

8

# Quarter highlights. Revenues

## 2 Strong growth of the most recurrent items…

### Gross operating income

EUR Mill.
+18.3%
5,276
6,243
Q1'06
Q1'07

| EUR Mill. | Q1'07 | Var. o/ Q1'06 Amount | % |
|---|---|---|---|
| Net int. inc. w/o divd. | 3,460 | +577 | +20.0 |
| Dividends | 48 | -2 | -3.1 |
| Equity method results | 60 | -70 | -53.9 |
| Fees & commissions | 2,087 | +350 | +20.1 |
| Insurance activity | 95 | +29 | +43.4 |
| **Commercial revenue** | **5,751** | **+884** | **+18.2** |
| Trading gains | 492 | +84 | +20.5 |
| **Gross op. income** | **6,243** | **+968** | **+18.3** |

Santander

9

# Quarter highlights. Revenues

## 2 … arising from increased customer business

### More customers and more linkage

Y-o-Y change
+8.2%
+10.4%
+1.4 mill.*
Total customers
Linked customers

### Greater business with good management of customers' spreads

Var o/ mar'06
+17%
+15%
Loans
Customer funds
3.53
3.70
Spread Q1'06
Spread Q1'07 (e)

### Net interest income (w/o dividends) + fees and insurance activity

EUR billion
+20.4%**
+9.4%**
Fees & Insurance activity
Net interest inc. (w/o dividends)
4.7
4.8
5.0
5.2
5.7
1.8
1.8
1.9
2.0
2.2
2.9
3.0
3.1
3.2
3.5
Q1'06
Q2
Q3
Q4'06*
Q1'07

(*) Excluding Santander Consumer Finance

(**) Excluding Drive: +17.3% o/ Q1'06 and +6.5% o/ Q4'06

Note: Negative impact from exchange rates: -4 percentage points year-on-year growth

10

# Quarter highlights. Efficiency ratio

## 3 Further efficiency ratio improvement at Group level and in all principal business segments

### Maintaining "wide open jaws"

Revenues and Costs
Base 100: Q1'06
100
105
111
112
118
+6
+10
+5
+11
100
99
101
107
107
Q1'06
Q2
Q3
Q4
Q1'07

### Group's efficiency ratio (%)

50.9
-4,6 p.p.
46.3
Q1'06
Q1'07

### Efficiency ratio* principal segments (%)

Continental Europe
41.2
35.9
Q1'06
Q1'07
Abbey
56.8
50.8
Q1'06
Q1'07
Latin America
46.4
42.1
Q1'06
Q1'07

(*) Including amortisations

Santander 150

11

# Quarter highlights. Costs

## 3 Continued selective growth in costs due to …

### Operating costs

EUR Mill.
+206 mill (+7%)
2,744
2,950
Financial Mgmt. & Equity Stks.
Latam.
Abbey
Continental EuropE
165
993
503
1,083
193
1,053
492
1,212
+28 mill (+18%)
+61 mill (+6%)
-11 mill (-2%)
+128 mill (+12%)
Q1'06
Q1'07

| | Change o/ Q1'06 EUR Mill. | Change o/ Q1'06 % |
|---|---|---|
| Santander | +26 | +6 |
| Banesto | +11 | +5 |
| SCF | +33 | +21 |
| Portugal | +9 | +8 |
| Rest Europe | +49 | +35 |
| Brazil* | +15 | +4 |
| Mexico* | +3 | +1 |
| Chile* | +2 | +1 |
| Financial Mag. & Equity Stakes | +28 | +17 |

(*) W/o exchg. rates.: Brazil, +9%; Mexico, +15%, Chile, +13%

12

# Quarter highlights. Costs

## 3 … investment in commercial capacity and global projects

### Retail Banking

- **Reinforcement of customer franchise** (linkage projects, quality,…)
- **Increase commercial capacity** (12 months)

Branches
ATMs
Continental Europe
+385
+7.1%
+276
+3.5%
Latin America
+ 268
+6.4%
+1.038
+7.8%
Total Group
+ 652
+6.3%
+ 1.314
+5.6%

### New developments

- **Consumer:** Spreading to USA and start-up.

Costs growth
+21%
+9%
+6%
Total
Excluding Drive
Ex. Drive and start-up

- **Rest Europe:**

+49 mill.
+28 m.

Global projects
- ✓ GWB (cash management, custody, SGM)
- ✓ Cards
- ✓ Asset Mangt. & Insurance

- **Financial Mgmt. & Equity Stakes:** +28 mill.
  - Single brand / 150 anniversary
  - Intangibles amortisation

**Technology/operations integral management** (Partenón, Alhambra, Geoban …)

Santander 150

13

# Quarter highlights. Loan-loss provisions

**4 Loan-loss provisions in line with previous quarters allow increase of most recurrent results**

## Slower growth in specific provisions and lower generic ones in wholesale banking

EUR Million
o/Q1'07
+ 34%
Total
Rest**
Specific
501
599
692
675
670
337
429
410
524
509
Drive
87
-3%
+ 51%
Q1'06
Q2
Q3
Q4
Q1'07

## Net operating income net of loan-loss provisions

EUR Million
+28.2%*
2,032
2,233
2,397
2,240
2,605
+16.3%*
Q1'06
Q2
Q3
Q4
Q1'07

(**) Generic provisions and country-risk

(*) Excluding Drive: +26.3% o/Q1'06 and +14.6% o/Q4'06

Santander 150 AÑOS

14

# Quarter highlights. Loan-loss provisions

**4** Increase over Q1'06 due to greater lending and change of mix towards more profitable products, but with higher risk premium …

## Loan-loss provisions* by geographic areas

EUR Mill.

| | Specific** | | | | Generic | | | |
|---|---|---|---|---|---|---|---|---|
| | Q1'07 | Q1'06 | Change | | Q1'07 | Q1'06 | Change | |
| Europe | 143 | 66 | +77 | SCF: 74 mill. (Drive: 48 mill.) | 120 | 164 | -44 | SAN Branch Network: -21 mill. GWB: -83 mill. Drive: +39 mill. |
| Abbey | 105 | 83 | +22 | | -24 | 5 | -29 | |
| LatAm | 311 | 189 | +122 | Brazil: 51 mill. Mexico: 68 mill. | 21 | -2 | +23 | |
| Rest | -2 | -1 | -1 | | -40 | 5 | -45 | Lower balance of correspondents |
| **Total** | **557** | **337** | **+220** | | **77** | **172** | **-95** | |

(*) Not including country-risk. Positive sign: allocation; negative sign: release

(**) Specific loan-loss provisions are reduced by written-off assets recoveries

Santander 150

15

# Quarter highlights. Loan-loss provisions

## 4 … with specific provisions more stable in the quarter in Latin America and lower generic provisions in wholesale banking

### Loan-loss provisions* by geographic areas

Mill. euros

| | Specific** | | | | Generic | | | |
|---|---|---|---|---|---|---|---|---|
| | Q1'07 | Q4'06 | Change | | Q1'07 | Q4'06 | Change | |
| Europe | 143 | 141 | +2 | SAN Branch Network: -32 mill. Drive: 48 mill. | 120 | 140 | -20 | WGB: -104 mill. SAN Branch Network: +35 mill. Drive: +39 mill. |
| Abbey | 105 | 93 | +12 | | -24 | -13 | +10 | |
| LatAm | 311 | 304 | +7 | Brazil: 36 mill. Mexico: 7 mill. | 21 | -2 | +23 | Chile: 51 mill. Mexico: -14 mill. |
| Rest | -2 | -14 | +12 | | -40 | 20 | -60 | Lower balance of correspondents |
| **Total** | **557** | **524** | **+33** | | **77** | **145** | **-68** | |

(*) Not including country-risk. Positive sign: allocation; negative sign: release

(**) Specific loan-loss provisions are reduced by written-off assets recoveries

Santander 150

16

# Quarter highlights

## 5 Maintaining high balance sheet strength

### NPLs and coverage ratios

185%
177%
0.86%
0.82%
Mar '06
Mar '07*

### High allowances (66% generic)

8,722
4,936
5,778
2,944
Generic
Specific
NPLs
Allowances

### Capital ratios

BIS Ratio
12.49%
13.22%
Tier I
7.42%
7.64%
Core capital
5.91%
5.97%
Dec'06
Mar'07

(*) Impact from criteria change in Portugal. In like-for-like terms: NPL ratio march '07: 0.79% and coverage: 184%.

Santander

150 AÑOS

17

# Agenda

- Grupo Santander's performance Q1'07
- **Business areas' performance Q1'07**
- Conclusions
- Appendix

Santander 150

19

# Continental Europe Q1'07

**Ordinary attributable profit of EUR 1,317 million, a new quarterly record in retail banking and in global businesses**

## Change % Q1'07/ Q1'06 (%)

Gross operating income
+29%
Costs*
+12%
Net operating income
+41%
Attributable profit
+47%

## Net operating income

EUR Mill.
Total
Global businesses
Retail Europe
1,487
1,440
1,738
1,605
2,098
1,217
1,271
1,322
1,403
1,596
Q1'06
Q2
Q3
Q4
Q1'07

(*) Personnel + administrative costs + depreciation

20

# Europe: Main units Q1'07

## EUR Mill. and % o/ Q1'06

**Strong growth in net operating income over 2006 produces a new profit record in all units**

| Gross operating income: 3,300 mill.; +29% | Net operating income: 2,098 mill.; +41% | Attributable profit: 1,317 mill.; +47% |
|---|---|---|

SAN network
1,147
+19%
691
+30%
460
+38%
Banesto
554
+15%
311
+21%
163
+11% *
Santander Consumer Finance **
620
+45%
440
+55%
166
+32%
Portugal
308
+12%
174
+16%
132
+16%
Rest ***
511
671
+66%
398
483
+82%
356
396
+125%
GWB
GWB
GWB

(*) Profit from ordinary activity: +25%

(**) Including Drive in Q1'07. Excluding Drive: gross operating income +11%; net operating income +11% and attributable profit +15%

(***) Banif, Asset Management and Insurance and Global Wholesale Banking

Santander

21

# Santander Network

## Key highlights

- Customer **increase with special focus in linkage** (+7% in twelve months)
  - Launching of "We Want to be your Bank" to new customers (self-employed, SMEs, immigrants…)
- **Activity increase** with customer **spreads improvement**: net interest income: +21%
- **Strong growth in SMEs and companies and mortgage deceleration**

**Loans**
**Change o/ Mar'06**

+16%
+14%
+23%
+15%
Total
Individuals
Companies
Mortgages

- **Commercial expansion:** +158 branches and +83 ATMs in 12 months

## Results

- **Revenues** growth with strong efficiency ratio improvement …

**Gross operating income**
**Base 100: Q1'06**

100
108
109
116
119
Q1'06
Q2
Q3
Q4
Q1'07

**Efficiency ratio**

43.5
39.1
Q1'06
Q1'07

- … sustainable growth of **net operating income**

EUR Mill.
533
615
612
669
691
+ 30% o/ Q1'06
Q1'06
Q2
Q3
Q4
Q1'07

- **Lower LLPs** than in Q1'06 due to lower generic provisions needs (specific provisions release)

**Revenues strength and efficiency ratio improvement allow continuous customer investment and new profits record**

Santander 150

22

# Banesto

## Key highlights

- **Linked** customers **increase** (from 40.8% of the total to 41.3% in 12 months)
- **Activity increase** with customer **spreads improvement**: net interest income: +18%
- **Strong growth in SMEs and companies and mortgage deceleration**

Loans
Change o/ Mar'06

+26%
+18%
+31%
+18%
Total
Individuals
Companies
Mortgages

- **Good performance of target businesses**: SMEs, consumer, cards and individuals
- **Retail network expansion:** +187 branches and +193 ATMs in 12 months

## Results

- **Revenues** acceleration with strong improvement in efficiency ratio …

**Gross operating income**
**Base 100: 1T'06**

100
102
103
107
115
Q1'06
Q2
Q3
Q4
Q1'07

**Efficiency ratio**

45.8
42.0
Q1'06
Q1'07

- … sustainable growth of **net operating income**

EUR Mill.
257
245
275
285
311
+ 21%
o/ Q1'06
Q1'06
Q2
Q3
Q4
Q1'07

- **LLPs increase because of generic provisions** (business growth)

**Maintains a profitable growth model, combining greater business, earnings and investment in expansion of retail network**

Santander
150 AÑOS

23

# Santander Consumer Finance

## Key highlights

- **In Q1'07 the spreads falling pace decreases**
- **Lower one-time growth in Germany** (cars) due to VAT impact

**New lending (ex-Drive): +12% o/ Q1'06**

+3%
+38%
+31%
+2%
+17%
+23%
Cars
Revolving cards
Direct credit
Germany
Spain
Nordic & E. Europe

- **Drive's acquisition:** increases growth potential and changes income statement's "profile"

**Drive's share in SCF (Q1'07)**

7%
11%
24%
11%
43%
16%
Portfolio
New lending
Revenues
Costs
Provisions
PBT

## Results

- **Revenue growth and efficiency ratio improvement** supported by Drive…

**Gross operating income: Base 100: Q1'06**

100
104
108
113
145
111 *
Q1'06
Q2
Q3
Q4
Q1'07

**Efficiency ratio**

35.0
34,6*
29.7
Q1'06
Q1'07

- …feeding through to **net operating income**

EUR Mill.
o/ Q1'06
283
287
307
324
440
314*
+ 55%
+ 11%
Q1'06
Q2
Q3
Q4
Q1'07

- **increased LLPs because of Drive** (+21% excluding Drive and +114% with Drive)

**Europe's performance impacted by interest rates and at a one-time impact on Germany and good initial contribution from Drive in USA**

(*) Q1'07 information excluding Drive.

Santander
150

24

# Portugal

## Key highlights

- **Customer increase** with focus in linkage (+50.000 in 12 months)
- **Increase in commercial activity** with spreads basically flat and better net interest income trend: +7%.
- **Loans:** growth of target segments, lower corporate share

Balances change o/ Mar '06
+6%
+10%
+24%
Total Loans
Individuals
SMEs

- **Customer funds:** growth in fee-linked products

Balances change o/ Mar '06
-2%
+9%
+29%
Deposits
Mutual + pension funds
Capitalisation insurance plans

- **Commercial network expansion**: +37 branches and +110 ATMs in 12 months

## Results

- **Revenues** growth (supported by net int. inc. and customers trading gains) and better **efficiency** ...

Gross operating income
Base 100: 1T'06
100
100
98
102
112
Q1'06
Q2
Q3
Q4
Q1'07

Efficiency ratio
44.6
43.0
Q1'06
Q1'07

- ... allowing a "leap" in **net operating income**

EUR Mill.
150
148
140
133
174
+ 16% o/ Q1'06
Q1'06
Q2
Q3
Q4
Q1'07

- **NPLs**: Ratios change due to unification with the Group's stricter criteria (in like-for-like terms NPLs and coverage improve)

**Better revenue performance and further efficiency ratio improvement achieve a new record quarter in profits**

Santander

150

26

# United Kingdom – Abbey Q1'07
**Mill. £**

**Achieving objectives in both revenues and costs.**
**Group's attributable profit: £201 mill. (EUR 300 mill.)**

## Change Q1'07 / Q1'06

Gross operating income
+7%
Costs*
-4%
Net operating income
+21%
Attributable profit
+20%

## Net operating income (mill. £)

(*) Personnel + administrative costs + depreciation

Santander
150

27

# Abbey. Management keys

## Towards a full service bank …

- …through the **launching of new products…**
  - In savings: 50+ Saver account, 8.1% Super ISA and Direct ISA.
  - cards: issued cards x2 over Q1'06
  - Mortgages: buy-to-let growth
- **…** with a value creation strategy based on **knowledge of our customers…**
  - Partenon on schedule: **processes improvement**
  - **Front-office expansion**
- …and **continued focus on spread management** (net interest income +10%)

Volume change o/ Mar '06.
Retail business in £ local criteria

+8%
+1%
+4%
Loans
Deposits
Mutual funds

Retail spreads
1.81
1.97
Total
1.09
1.28
Deposits
Q1'06
Q1'07

## Results

- **Revenue improvement** and on-going cost reduction…

Gross operating income:
Base 100: Q1'06
100
98
104
104
107
Q1'06
Q2
Q3
Q4
Q1'07

Efficiency ratio
56.8
50.8
Q1'06
Q1'07

- …resulting in **wider "jaws"** in Q1 2007

100
112
114
116
115
113
119
119
123
Revenues
33
39
100
91
90
91
88
85
86
86
84
Costs
Q1'05
Q1'06
Q1'07

- **LLPs:** 10% decrease o/ Q1'06. NPLs and coverage ratios improvement

**In line with the three-year plan targets**

Santander
150 AÑOS

28

# Abbey. Business performance

## Mortgages

Net lending
£ Bill.
1.4
1.4
Q1'06
Q1'07
Stock
£ Bill.
+8%
95.2
103.1
Q1'06
Q1'07
Spread: -3 pb

## Personal loans

Gross lending
£ Mill.
685
-58%
cahoot
361
324
288
243
45
Q1'06
Q1'07
Stock
£ Bill.
3,4
3,3
cahoot
1.4
2.0
+15%
1.0
2.3
Q1'06
Q1'07
Spread: +65 pb

## Savings

Net savings flow
£ Bill.
0.98
+4%
1.02
0.32
cahoot
-0.24
Q1'06
Q1'07
Stock
£ Bill.
cahoot
61.9
4.2
62.8
3.2
57.7
+3%
59.6
Q1'06
Q1'07
Spread: +19 pb

## Investment (API* £m)

API * £ Mill.
+27%
288
366
Q1'06
Q1'07
Spread: +7 pb

(*) API: Annual Premium Income measures the flows that impact revenue and commissions

Santander

30

# Total Latin America Q1'07
**US$ Mill.**

**Latin America enjoyed buoyant growth (attributable profit: US$ 892 mill.), strongly spurred by retail banking (PBT: +34%)**

## Change Q1'07 / Q1'06

Gross operating income
+27%
Costs*
+16%
Net operating income
+38%
Attributable profit
+20%

## Net operating income

Total
Global businesses
LatAm Retail
1,290
1,314
1,455
1,439
1,775
844
977
1,000
975
1,266
Q1'06
Q2
Q3
Q4
Q1'07

(*) Personnel + administrative costs + depreciation

Santander

31

# Latin America: Main countries Q1'07

## US$ Mill. and % o/ Q1'06

**Strong growth of revenues in all countries with costs in line with projects. Increased LLPs due to greater lending and change of mix**

**Gross operating income: 3,203 mill.; +27%**

**Net operating income: 1,775 mill.; +38%**

**Attributable profit: 892 mill.; +20%**

Brazil
1,260
+30%
717
+46%
294
+24%
Mexico
805
+31%
477
+49%
204
+20% *
Chile
463
+16%
275
+18%
171
+25%**
Other countries
577
+28%
244
+25%
168
+12%
Santander Private Banking
98
+24%
61
+25%
54
+24%

(*) Impact from normalisation of tax regulation. PBT: +31%

(**) Net profit (before minority interests): +32%

Santander

32

# Brazil. Key highlights of the quarter

## Macro and financial environment

- Solid macro fundamentals with sharp falls in interest rates (-100 b.p. in Q1'07)
- Loans: +22%; Savings: +20%*
- Bank choosing expectations (payroll) have not materialised

## Key Highlights

- **Customer increase** in 12 months (total: +800,000 and linked ones: +325,000)…

  … with **reduction of public workers in Sao Paulo:** revenues estimated impact -4% for the whole year
- **Investing in commercial capacity**: branches (+167 branches, focus in Rio) and ATMs (+350)
- **Growing above market** in loans to individuals, cards and mutual funds.

**Loans** (change Mar'07 vs. Mar'06 in local currency)

+34%
+27%
+34%
+45%
Total
Individuals
SMEs+ Companies
Corp+GWB

## Results

- **Revenue growth** (due to volume, fees and portfolio sales; lower spreads) **with efficiency ratio improvement…**

**Gross operating income Base 100: Q1'06**

100
102
114
120
130
Q1'06
Q2
Q3
Q4
Q1'07

**Efficiency ratio**

46.8
40.6
Q1'06
Q1'07

- … feeding through to **net operating income**

**Net operating income (mill. US$)**

**Net op. income net of provisions (US$ mill.)**

+32%
369
352
483
409
489
Q1'06
Q2
Q3
Q4
Q1'07

- **LLPs:** increase o/Q1'06 due to lending growth and premium raising (stabilising in Q1'07)

**Business increase and balance sheet management offset spreads drop, obtaining significant increases in net operating income and profit**

(*) Business growth in local currency. Savings: Deposits + mutual funds.

Santander 150 AÑOS

33

# Mexico. Key highlights of the quarter

## Macro and financial environment

- Solid macro fundamentals and greater institutional stability (agreement to modify public workers pension plans)
- Interest rates: stable short time interest rates with volatility
- Loans: +24%; Savings: +11%*

## Key Highlights

- **Customer increase** in 12 months (total: +2 million and linked ones: +435,000)
- **Investing in commercial capacity**: branches (+26), ATMs (+361)
- **Growing above market** in consumer loans, cards and companies

**Loans** (change Mar'07 vs. Mar'06 in local currency)

+26%
+64%
+46%
+31%
-27%
Total
Individuals
SMEs+ Companies
GWB
Government

## Results

- **Revenue growth** due to net interest income (+46%; volume and spreads) **and efficiency improvement...**

Gross operating income Base 100: Q1'06

100
97
105
129
131
Q1'06
Q2
Q3
Q4
Q1'07

Efficiency ratio

44.2
37.3
Q1'06
Q1'07

- ... feeding through to **net operating income**

Net operating income (US$ mill.)

Net op. income net of provisions (US$ mill.)

+26%
285
256
267
308
359
Q1'06
Q2
Q3
Q4
Q1'07

- **LLPs** increase: strong growth with change of mix and normalisation of credit cost (cards)
- **Taxes**: towards normalisation (24% vs 16% Q1'06)

**Solid business and profitable growth produce strong rises in gross and net operating income and attributable profit**

(*) Business growth in local currency. Savings: deposits + mutual funds
(**) Manageable loans: +36%
(***) Includes branches in Casa de Bolsa

Santander

34

# Chile. Key highlights of the quarter

## Macro and financial environment

- Macro: solid fundamentals
- Inflation slightly positive in Q1'07 and interest rates decrease in Q1'07
- Loans: +18%; Savings: +19%*

## Key Highlights

- **Customer increase** in 12 months (total: +200,000 and linked ones: +130,000)
- **Investing in commercial capacity**: branches (+32; +8%), ATMs (+221; +16%)
- **Growing above market** in loans to individuals, specially in consumer, cards and mortgages

**Loans** (Var. Mar'07 vs. Mar'06 in local currency)

+14%
+19%
+24%
+3%
Total
Individuals
SMEs
Companies + GWB

## Results

- **Sustainable growth of customer revenues** (negative impact of UF in two previous quarters) and new **efficiency ratio improvement…**

**Gross operating income Base 100: 1T'06**

100
114
119
105
116
Q1'06
Q2
Q3
Q4
Q1'07

**Efficiency ratio**

41.0
39.2
Q1'06
Q1'07

- … feeding through to **net operating income**

**Net operating income (US$ mill.)**

**Net op. income net of provisions (US$ mill.)**

+23%
190
234
260
188
234
Q1'06
Q2
Q3
Q4
Q1'07

- **LLPs:** in line with Q1'06
- **Attributable profit**, impact from the placement in the US market of 7.23% of Santander Chile in Q4'06

**Recovering the growth trend supported by solid underlying customer business**

(*) Business growth in local currency. Savings: Deposits + mutual funds

Santander 150 AÑOS

36

# Secondary Segments Results
## EUR Mill.

### Retail Banking

Change Q1'07/Q1'06

Gross op. inc.
+20%
Costs*
+6%
Net op. income
+32%
PBT
+27%

### PBT % o/ Total Operating Areas

Retail Banking (2,334 mill.)
71%
GWB (795 mill.)
24%
5%

Asset Mgmt. & Insurance (167 mil.)

### Global Wholesale Banking

Change Q1'07/Q1'06

Gross op. inc.
+38%
Costs*
+11%
Net op. income
+49%
PBT
+68%

### Asset Mgmt.& Insurance

Change Q1'07/Q1'06

Gross op. inc.
+10%
Costs*
+14%
Net op. income
+8%
PBT
+6%

(*) Personnel + administrative costs + depreciation

Santander

37

# Retail Banking
## EUR million

**Retail Banking: solid performance in all geographic areas**

**Retail banking**

Revenues
Net operating income
Profit before taxes
Abbey
LatAm
Continental Europe
+20%
5,499
4,600
862
954
+11%
1,570
1,907
+21%
2,168
2,637
+22%
+32%
3,038
2,304
385
476
+24%
703
967
+38%
1,217
1,596
+31%
+27%
2,334
1,835
295
400
+36%
534
655
+23%
1,005
1,279
+27%
Q1'06
Q1'07
Q1'06
Q1'07
Q1'06
Q1'07

Santander
150 AÑOS

38

# Global Wholesale Banking

**Strong increase in business with customers in a very active market and the recovery of generic provisions due to lower balances**

## Gross operating income

EUR Mill.
931
+38%
Total 677
234
Trading 215
+51%
Customers
695
462
Q1'06
Q1'07
• Customers' treasury: +17%
• Equity: +67%
• Investment banking: +294%
• GTB: +5%

## Sharp fall in generic provisions in Q1'07

EUR Mill.
59
67
151
54
-51
Q1'06
Q2
Q3
Q4
Q1'07

Note. GTB: Global Transaction Banking (cash management, trade finance, custody and basic financing).

Santander 150 AÑOS

39

# Asset Management and Insurance

**Insurance: good performance in all geographic areas. Impact of tax changes in mutual funds in Spain and regulatory changes in pensions in Latin America**

## Total business contribution: Total revenues to the Group

EUR Mill.
Total
826
+17%
967
Insurance*
316
+40%
442
Pension plans
108
-12%
95
Mutual funds
402
+7%
430
Q1'06
Q1'07

## Revenues by geographic areas

Continental Europe (EUR)
+11%
+4%
+56%
Mutual funds
Pension funds
Insurance*
Abbey (sterling)
+17%
+6%
Mutual funds
Pension funds
Insurance*
Latin America (USD)
+2%
-13%
+48%
Mutual funds
Pension funds
Insurance*

(*) Insurance fees plus Insurance activity

Santander

40

# Agenda

- Grupo Santander's performance Q1'07
- Business areas' performance Q1'07
- **Conclusions**
- Appendix

Santander 150 AÑOS

41

# A very good quarter for Santander

- New record quarter in profit and 20% increase in EPS
- Quality results: the growth drivers were the most recurrent revenues and the efficiency ratio
- High profit diversification: the three principal segments growing at a 20%* rate or more
- Increase in customer business, mainly in Latin America and Wholesale Banking.
  - In Spain, mortgage deceleration and lower balances with Global Wholesale Banking
  - In Abbey, focus on spreads improvement in loans and in deposits
- Maintaining high credit quality and balance sheet strength
- We keep investing in future business: network expansion, global projects and IT investment

(*) Profit from ordinary activity in management currency

Santander 150 AÑOS

42

# Next quarters forecast

- Maintain high growth rate in customer activity
- Active management of spreads by units / businesses. No significant changes at Group's level are expected
- Maintain solid revenue growth, supported by net interest income and fees
- Costs in line with our plans for commercial expansion and global businesses development
- Focus on credit quality and risk / profitability management

**In short, further profit growth and strategies keeping us ahead of our competitors**

Santander
150 AÑOS

43

# Agenda

- Grupo Santander's performance Q1'07
- Business areas' performance Q1'07
- Conclusions
- **Appendix**

Santander 150 AÑOS

44

# Santander Consumer Finance. Drive

## Auto finance business in USA

- **Large market …**

**… By volume …**

✓ Sales: 16 mill. new cars and over 40 mill. used ones / year

**… by potential population ***

Subprime
27%
Prime
40%
Near prime
33%

- **Good macro performance co-related with a type of business …**

**Unemployment rate – USA.**

**Used car prices**

Jan-05
Jul-05
Jan-06
Jul-06
Jan-07

- **… very different from the subprime mortgage …**
  - Fixed interest rates vs. variable on certain subprime mortgages (in the latter “leap” from initial fixed rates to variable ones)
  - “Very moveable, expendable and able to auction” vs. “very fixed one”
  - Exhaustive surveillance of risk’s price/quality in auto finance
- **… with no significant increases in non-performing loans in 2007**

## Drive’s business

- **Present in 37 states (market share: 4%) and well positioned to grow:**

✓ 12,000 dealers
✓ Excellent service platform
✓ Advanced collection systems
✓ Continuous risk improvement

- **Business nature:**
  - High spreads (>20% o/ average portfolio)
  - Reduced costs (efficiency ratio 15%)
  - High loan-loss provisions (>10% o/ average portfolio)
- **Good performance of key items in Q1’07 with profit above budget**

**New lending and spreads**

Mill. $
Producción
Rentabilidad Activos
25%
20%
15%
M'06
J'06
S'06
D'06
F'07

**Non-performing loans +60d**

8.0%
7.0%
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
Jan'05
Jan'06
Feb'07

(*) USA population distribution by credit’s quality (FICO)

Santander

45

# Continental Europe. Main units spreads
(%)

## SAN Branch Network

3.10
3.16
3.26
3.44
3.47
1.71
1.87
1.95
2.16
2.22
1.39
1.29
1.31
1.28
1.25
Q1'06
Q2
Q3
Q4
Q1'07
Loans
Deposits
Total

## Banesto Retail Banking

2.92
3.00
3.13
3.23
3.35
1.54
1.64
1.83
1.92
2.03
1.38
1.36
1.30
1.31
1.32
Q1'06
Q2
Q3
Q4
Q1'07
Loans
Deposits
Total

## Santander Consumer Finance

## Portugal Retail Banking

2.85
2.84
2.80
2.79
2.73
1.66
1.63
1.56
1.53
1.46
1.19
1.21
1.24
1.26
1.27
Q1'06
Q2
Q3
Q4
Q1'07
Loans
Deposits
Total

Santander
150 AÑOS

46

# Continental Europe. NPLs and coverage

## Santander Branch Network

300%
299%
0.56%
0.56%
Mar'06
Mar'07
NPLs
Coverage

## Banesto

393%
393%
0.46%
0.42%
Mar'06
Mar'07
NPLs
Coverage

## Santander Consumer

124%
114%
2.41%
2.66%
Mar'06
Mar'07
NPLs
Coverage

## Portugal

117%
128%
1.57%
1.16%
Mar'06
Mar'07
NPLs
Coverage

(*) March '06 data restated based on March '07 criteria

47

# Abbey. Spreads and NPLs ratio
(%)

Spreads Retail Banking
1.81
1.84
1.84
1.89
1.97
1.09
1.11
1.14
1.20
1.28
0.72
0.73
0.70
0.69
0.69
Q1'06
Q2
Q3
Q4
Q1'07
Loans
Deposits
Total

NPLs and coverage
79%
81%
0.64%
0.55%
Mar'06
Mar'07
NPLs
Coverage

Santander
150 AÑOS

48

# Latin America. Main countries spreads
(%)

## Brazil Retail Banking

21.72
21.25
20.08
18.87
19.25
19.19
19.20
18.18
17.20
17.63
2.53
2.05
1.90
1.67
1.62
Q1'06
Q2
Q3
Q4
Q1'07
Loans
Deposits
Total

## Mexico Retail Banking

11.62
12.21
13.64
14.20
14.39
8.13
9.05
10.34
10.72
10.84
3.49
3.16
3.30
3.48
3.55
Q1'06
Q2
Q3
Q4
Q1'07
Loans
Deposits
Total

## Chile Retail Banking

6.86
7.11
6.97
6.94
7.28
5.07
5.07
4.95
4.91
5.08
1.79
2.04
2.02
2.03
2.20
Q1'06
Q2
Q3
Q4
Q1'07
Loans
Deposits
Total

Santander
150 AÑOS

49

# Latin America. NPLs and coverage

Brazil
126%
99%
2.76%
2.62%
Mar'06
Mar'07
NPLs
Coverage

Mexico
336%
241%
0.69%
0.83%
Mar'06
Mar'07
NPLs
Coverage

Chile
165%
148%
2.15%
1.70%
Mar'06
Mar'07
NPLs
Coverage

Santander
150 AÑOS

**Relations with Investors and Analysts**
Ciudad Grupo Santander
Edificio Pereda, 1ª planta
Avda de Cantabria, s/n
28660 Boadilla del Monte, Madrid (España)
Teléfonos: 91 259 65 14 - 91 259 65 20
Fax: 91 257 02 45
e-mail: investor@gruposantander.com
www.gruposantander.com

Santander 150 AÑOS

Dow Jones Sustainability Indexes
Member 2006/07

FTSE4Good Index Series

Item 3

2     January — March 2007

Key consolidated data
Key consolidated data

			Variation
	Q1’ 07	Q1’ 06	Amount	(%)	2006
Balance sheet (Million euros)
Total assets	844,240	814,738	29,502	3.6	833,873
Customer loans	530,811	451,397	79,414	17.6	523,346
Customer funds under management	770,679	668,715	101,964	15.2	739,223
Shareholders’ equity	42,066	37,295	4,771	12.8	40,062
Total managed funds	1,024,629	974,882	49,747	5.1	1,000,996
Income statement (Million euros)
Net interest income (w/o dividends)	3,460	2,883	577	20.0	12,084
Commercial revenue	5,751	4,867	884	18.2	20,436
Gross operating income	6,243	5,276	968	18.3	22,615
Net operating income	3,275	2,533	742	29.3	11,369
Net profit from ordinary activity	1,927	1,576	351	22.3	6,790
Attributable profit to the Group	1,802	1,493	309	20.7	6,582	*
Profitability and efficiency (%)
EPS (euro)	0.2887	0.2390			1.0534	*
Diluted EPS (euro)	0.2874	0.2380			1.0477	*
ROE	18.48	17.12			18.54	*
ROA	0.92	0.81			0.88	*
RORWA	1.61	1.57			1.60	*
Efficiency ratio	46.32	50.88			48.53
Capital and NPL ratios (%)
BIS ratio	13.22	12.84			12.49
Tier I	7.64	7.70			7.42
NPL ratio	0.82	0.86			0.78
NPL coverage	176.70	184.80			187.23
Market capitalisation and shares
Shares outstanding (millions at period-end)	6,254	6,254			6,254
Share price (euros)	13.36	12.05			14.14
Market capitalisation (million euros)	83,557	75,364			88,436
Book value (euro)	6.73	5.96			6.41
Price / Book value (X)	1.99	2.02			2.21
P/E ratio (X)	11.57	12.60			13.42	*
Other data
Shareholders (number)	2,312,076	2,398,089			2,310,846
Number of employees	134,638	126,530			129,749
Continental Europe	46,308	44,155			44,216
United Kingdom (Abbey)	16,616	18,622			17,146
Latin America	69,958	62,259			66,889
Financial management and equity stakes	1,756	1,494			1,498
Number of branches	10,978	10,326			10,852
Continental Europe	5,829	5,444			5,772
United Kingdom (Abbey)	711	712			712
Latin America	4,438	4,170			4,368

(*) w/o net extraordinary gains and allowances.
Note: The financial information in this report has not been audited, but it was approved by the Board at its meeting on April 23, 2007, following a favourable report from the Audit and Compliance Committee on April 19, 2007. The Committee verified that the information for the quarter was based on the same principles and practices as those used to draw up the annual financial statements.
January — March 2007     3

Highlights of the quarter
Highlights of the Group
•	Earnings per share were EUR 0.2887 in the first quarter, 20.8% more than in the same period of 2006, and 10.3% above that in the fourth quarter (excluding capital gains).

•	Yet another record quarterly profit: attributable profit was 20.7% higher at EUR 1,802 million, 10.2% more than in the fourth quarter of 2006 (excluding capital gains).

•	All geographic areas registered notable rises in profits. Continental Europe, Abbey and Latin America increased their attributable profit by more than 20% in their respective currencies of management.

•	The ROE increased again (to 18.5%; + 1.4 p.p,) and the RoRWA by 4 b.p. to 1.61%.

•
The rise in the Group’s profit was due to a strong increase in gross operating income (+18.3%), spurred by the most recurrent revenues: net interest income (+19.6%), and fees coupled with revenues from insurance (+21.0%)

•
The selective rise in costs, below that of revenues, widened the “jaws” (the difference between the growth in gross operating income and in costs) to 11 p.p. and improved the efficiency ratio by 4.6 p.p. to 46.3%.

•	Revenue growth together with the improvement in the efficiency ratio pushed up net operating income by 29.3% over the first quarter of 2006 and 12.4% over the fourth quarter.

•	Loan-loss provisions were in line with the last two quarters. They were higher than in the first quarter of 2006 because of greater lending and the change in mix toward more profitable segments.

•	Credit risk quality continued to be excellent: the ratio of non-performing loans was 0.82% and coverage was 177%. The Group’s generic fund reached EUR 5,778 million at the end of March.

•	Solid capital ratios: the BIS ratio stood at 13.22% and core capital at 5.97%, above the figures at the end of 2006.

•
A third interim dividend of EUR 0.106904 per share charged to the profits generated in 2006 was paid on February 1, 2007. A fourth dividend of EUR 0.199913 will be paid as of May 1. The total dividend charged to 2006’s profit, which will be proposed to the AGM, is EUR 0.520625 per share, 25% more than in 2005.

•	Standard & Poor’s again upgraded its rating of the Group to AA and in April Moody’s upgraded the Group’s rating to Aa1, maintaining the financial strength rating.
Rating agencies
Standard & Poor’s and Fitch Ratings upgraded the Group’s ratings in 2006 and also those of its main affiliates, while Moody’s confirmed them and DBRS began to cover the Group. Standard & Poor’s and Moody’s again in 2007 upgraded the Group’s rating to AA and Aa1 respectively. This made us one of the best rated European banks on the basis of its long-term rating.

	Long	Short	Financial
April 2007	term	term	strength	Outlook
Standard & Poor’s	AA	A1 +		Stable
Fitch Ratings	AA	F1 +	A/B	Stable
Moody’s	Aa1	P1	B	Stable
DBRS	AA	R1 (high)		Stable
The strong diversification by revenues and risks, the capacity to generate recurrent revenues, Abbey’s performance, the high quality of assets and the improvement in the capital ratios were some of the strengths pointed out by the rating agencies in their positive assessments.
4     January — March 2007

Highlights of the quarter
Highlights of the segments
Principal segments (geographic)
•
Continental Europe generated attributable profit of EUR 1,317 million, 46.7% more than in the first quarter of 2006 and accounting for 57% of the Group’s total from its operating areas (+44.4% excluding Drive).

This growth was due to the strong rise in revenues (+29.0%), well above the increase in costs (+11.8%). As a result, the efficiency ratio was 5 p.p. better at 35.9% and net operating income was 41.0% higher. All units did well, particularly the retail banks in Spain and wholesale business.

•
In the UK, Abbey contributed attributable profit of EUR 300 million, 22.8% higher and 13% of the total of the operating areas. Net profit from ordinary activity (i.e. excluding the net contribution in 2006 of the life assurance business that was sold) increased 40.8%.

The main factors behind the growth in profits and the notable improvement in efficiency and the return were the faster rise in gross operating income (+7.0% y-o-y in sterling), the 4.4% reduction in costs.

•	Latin America’s attributable profit was EUR 681 million (30% of the Group’s total), 10.1% more than in the first quarter of 2006 (+20.2% excluding the exchange rate impact).

This growth was the result of stronger business, particularly with individual customers, SMEs and companies. Gross operating income grew at a much faster pace than costs and as a result net operating income increased 26.1% (+37.5% excluding the exchange rate) and absorbed the larger volume of provisions allocated a a result of greater lending and the change in business mix. In dollars, the currency used to manage the area, attributable profit was $892 million.

In short, all three areas performed well in the first quarter and achieved record gross operating income, net operating income and attributable profit.
There is more information on these segments in pages 21 to 37 of this report.
Secondary level (businesses)
•
Retail Banking, which generated 82% of the total gross operating income and 71% of profit before tax, continued to be the driving force of the Group’s growth. Gross operating income rose 19.6%, net operating income 31.9% and profit before tax 27.2% (to EUR 2,334 million).

Continental Europe’s profit before tax rose 27.2%, Abbey Retail 35.5% in euros (+32.5% in sterling) and Latin America 22.6% (+34.1% excluding the exchange rate impact).

•	Global Wholesale Banking contributed 14% of the total gross operating income and 24% of profit before tax (+68.5% to EUR 795 million).

This performance was driven by a rise of 37.6% in gross operating income, particularly from customer business related to advisory activities, structured financing and trading of securities. Profit growth was strengthened by a smaller rise in costs (the efficiency ratio reached 22.2%) and lower provisions because of the release of generic provisions as a result of the proximity to the final structure of the large operations conducted in 2006.

•
Asset Management and Insurance profit before tax was 5.7% higher (EUR 167 million in the first quarter of 2007). Total revenue generated by all the products managed by this area (mutual and pension funds and insurance) was EUR 967 million, 17% more than in the first quarter of 2006.

Of note among the global businesses integrated into this segment was Insurance, whose gross and net operating income and profit increased by around 40%. Asset Management was negatively affected by regulatory pressure and the consequent smaller contribution from pension business in Latin America, particularly Mexico.

There is more detail on these segments in page 40 to 45 of this report.
enero — marzo 2007     5

Consolidated financial report
General Background
The global economy, which grew strongly in the last part of 2006 (by around 5%), continued to expand in 2007. Growth was not as strong but was more balanced, particularly in the most developed economies. US growth slowed down while Japan’s and Europe’s was more solid. The emerging economies grew briskly, particularly Asia.
US growth has been decelerating since last spring (2.5% annualised in the fourth quarter of 2006) because of the weaker housing market. It has not fed through, however, to private consumption. Inflation has come down to around 2% from 3.5% last summer thanks to lower oil prices. The Fed has held its rate at 5.25% since June, although it has expressed some concern about inflation.
Latin America expanded 5.2% in the last part of 2006 and with solid fundamentals: inflation was relatively moderate at 5.6%, general government budgets are almost balanced and the current account is in surplus (1.8% of GDP). Exchange rates have held firm, enabling central banks, such as Brazil’s, to continue to lower interest rates.
The Euro zone grew 3.3% in the fourth quarter of 2006, above the average for the year (2.8%). The first indicators suggest the expansion will continue. Inflation consolidated at below the 2% reference of the European Central Bank (ECB). The ECB’s repo rate stood at 3.75% in the first quarter and the euro appreciated a little against the dollar ($1.33 per euro).
The Spanish economy accelerated a little and grew 4% in the fourth quarter year-on-year (3.9% for the whole of 2006), a trend that continued in early 2007. Inflation has fallen to around 2.5%. The UK economy grew 2.7% and inflation was 2.7% at the start of 2007 (3% in 2006). The Bank of England raised its base rate from 5% to 5.25% in January.
Grupo Santander results
Attributable profit was EUR 1,802 million in the first quarter, 20.7% more than in the same period of 2006. Earnings per share were EUR 0.2887, up 20.8%, and the diluted earnings per share were EUR 0.2874.
As a result, profitability improved significantly. The ROE was 1.4 p.p. higher than in the first quarter of 2006 and the RoRWA was 1.61% (+4 b.p.).
The four main notes were:
•	Solid growth in revenues: commercial revenue grew at a faster pace (+18.2%), driven by net interest income excluding dividends and net fees.

•
Strong improvement in efficiency: selective growth in costs in Continental Europe and Latin America, well below the rise in revenues, and the decline in costs at Abbey produced notably better efficiency ratios in all segments. The Group’s ratio was 46.3% (50.9% in the first quarter of 2006).

•
The 33.8% increase in loan-loss provisions, in line with forecasts, was due to the larger volume of lending and the change in business mix (reflected in a higher risk premium). Profit before tax was 24.6% higher.

•	The quality and sustainability of results: the Group’s performance was due to all its operating areas. Their combined net operating income rose 33.4% and profit before tax increased 33.7%.
In order to appropriately interpret these results, the following three aspects should be taken into account:
•	In line with accounting regulations, the results of the businesses sold in 2006 are in “net profit from discontinued operations”. This
Exchange rates: 1 euro / currency parity

	Average (income statement)		Period-end (balance sheet)
	Q1’ 07	Q1’ 06	31.03.07	31.12.06	31.03.06
US$	1.3106	1.2019	1.3318	1.3170	1.2104
Pound sterling	0.6706	0.6860	0.6798	0.6715	0.6964
Brazilian real	2.7613	2.6350	2.6976	2.8118	2.6459
New Mexican peso	14.4384	12.7386	14.6378	14.2881	13.2327
Chilean peso	708.3056	632.7446	716.2420	700.3148	637.2756
Venezuelan bolivar	2,814.3645	2,580.7784	2,859.7741	2,827.9941	2,599.0919
Argentine peso	4.0797	3.7000	4.1635	4.0679	3.7447
6     January — March 2007

Consolidated financial report
Income statement

			Variation
Million euros	Q1’ 07	Q1’ 06	Amount	(%)
Net interest income (w/o dividends)	3,460	2,883	577	20.0
Dividends	48	50	(2)	(3.1)
Net interest income	3,509	2,933	576	19.6
Income from companies accounted for by the equity method	60	131	(70)	(53.9)
Net fees	2,087	1,738	350	20.1
Insurance activity	95	66	29	43.4
Commercial revenue	5,751	4,867	884	18.2
Gains (losses) on financial transactions	492	408	84	20.5
Gross operating income	6,243	5,276	968	18.3
Income from non-financial services	34	38	(3)	(8.8)
Non-financial expenses	(18)	(15)	(3)	19.0
Other operating income	(34)	(21)	(13)	63.6
Operating expenses	(2,950)	(2,744)	(206)	7.5
General administrative expenses	(2,642)	(2,464)	(179)	7.2
Personnel	(1,551)	(1,483)	(68)	4.6
Other administrative expenses	(1,092)	(981)	(111)	11.3
Depreciation and amortisation	(308)	(280)	(28)	9.8
Net operating income	3,275	2,533	742	29.3
Impairment loss on assets	(683)	(512)	(171)	33.4
Loans	(670)	(501)	(169)	33.8
Goodwill	—	—	—	—
Other assets	(13)	(11)	(2)	16.3
Other income	(90)	(12)	(78)	653.3
Profit before taxes	2,503	2,009	494	24.6
Tax on profit	(576)	(433)	(142)	32.9
Net profit from ordinary activity	1,927	1,576	351	22.3
Net profit from discontinued operations	—	79	(79)	(100.0)
Net consolidated profit	1,927	1,655	272	16.4
Minority interests	125	162	(37)	(22.6)
Attributable profit to the Group	1,802	1,493	309	20.7
Pro memoria:
Average total assets	840,804	817,676	23,128	2.8
Average shareholders’ equity	39,008	34,899	4,109	11.8

January — March 2007     7

Consolidated financial report
Quarterly

	2006				2007
Million euros	Q1	Q2	Q3	Q4	Q1
Net interest income (w/o dividends)	2,883	2,921	3,079	3,200	3,460
Dividends	50	187	98	69	48
Net interest income	2,933	3,109	3,177	3,269	3,509
Income from companies accounted for by the equity method	131	110	145	41	60
Net fees	1,738	1,756	1,848	1,881	2,087
Insurance activity	66	81	72	79	95
Commercial revenue	4,867	5,056	5,242	5,270	5,751
Gains (losses) on financial transactions	408	508	626	637	492
Gross operating income	5,276	5,565	5,868	5,907	6,243
Income from non-financial services	38	10	43	28	34
Non-financial expenses	(15)	(17)	(14)	(24)	(18)
Other operating income	(21)	(19)	(24)	(56)	(34)
Operating expenses	(2,744)	(2,706)	(2,785)	(2,941)	(2,950)
General administrative expenses	(2,464)	(2,429)	(2,500)	(2,632)	(2,642)
Personnel	(1,483)	(1,466)	(1,488)	(1,567)	(1,551)
Other administrative expenses	(981)	(963)	(1,012)	(1,065)	(1,092)
Depreciation and amortisation	(280)	(276)	(285)	(310)	(308)
Net operating income	2,533	2,833	3,088	2,915	3,275
Impairment loss on assets	(512)	(621)	(710)	(708)	(683)
Loans	(501)	(599)	(692)	(675)	(670)
Goodwill	—	(5)	—	(8)	—
Other assets	(11)	(17)	(18)	(25)	(13)
Other income	(12)	23	(26)	(26)	(90)
Profit before taxes (w/o capital gains)	2,009	2,235	2,352	2,180	2,503
Tax on profit	(433)	(458)	(647)	(448)	(576)
Net profit from ordinary activity	1,576	1,776	1,705	1,733	1,927
Net profit from discontinued operations	79	115	135	25	—
Net consolidated profit (w/o capital gains)	1,655	1,891	1,840	1,758	1,927
Minority interests	162	169	109	123	125
Attributable profit to the Group (w/o capital gains)	1,493	1,723	1,731	1,635	1,802
Net extraordinary gains and allowances	—	—	—	1,014	—
Attributable profit to the Group	1,493	1,723	1,731	2,649	1,802
8     January — March 2007

Consolidated financial report
Net fees and insurance business

			Variation
Million euros	Q1’ 07	Q1’ 06	Amount	(%)
Commissions for services	1,230	1,040	190	18.3
Credit and debit cards	181	164	17	10.6
Insurance	347	250	97	38.9
Account management	140	132	8	6.2
Commercial bills	55	55	(1)	(0.9)
Guarantees and other contingent liabilities	87	72	15	20.9
Other transactions	420	367	52	14.3
Mutual & pension funds	525	510	15	2.9
Securities services	333	188	145	77.2
Net fees	2,087	1,738	350	20.1
Insurance activity	95	66	29	43.4
Net fees and insurance business	2,182	1,804	379	21.0
enables management of recurrent businesses to be better tracked throughout the income statement.
•	Drive’s results began to be consolidated in the first quarter of 2007. Its impact on the growth in gross operating income was 2.7%, 0.7% on costs and 1.4% on the Group’s attributable profit.

•
Comparisons between growth in gross operating income and costs are negatively affected by the average exchange-rate performance of Latin American currencies and of the dollar against the euro, and positively by sterling’s evolution. The impact as regards the euro is -4 p.p. for the Group’s total, +2-3 p.p. at Abbey and -10 p.p. in Latin America.

Net interest income amounted to EUR 3,509 million, the ninth consecutive quarterly rise and 19.6% more than the first quarter of 2006.
Excluding dividends and the cost of preferred shares and preferred securities, net interest income growth was similar (+19%) and was largely due to greater business volumes and to some extent the improved spreads with customers in some units (Santander Branch Network, Banesto, Mexico, Abbey ...).
Net fees and insurance activity increased 21.0%. Of particular note were Continental Europe because of the good performance of the Santander Branch Network (greater activity and non-service fees), Banesto’s improved growth and the excellent quarter for Global Wholesale Banking. Latin America’s rose by close to 25% excluding the exchange-rate impact, with big rises in all lines except from pension funds. By products, fees from securities and from greater placement of insurance products, as well as from cards, were noteworthy.
Income by the equity accounted method declined 53.9% because of a lower contribution from Cepsa, partly because of an accounting change which meant restructuring the equity stake (part of this decline was offset by reduced minority interests). This item included the income from the stake in Sovereign Bancorp.
Commercial revenue rose 18.2% to EUR 5,751 million. This pace was maintained in gross operating income (+18.3%), after including EUR 492 million from gains on financial transactions (EUR +20.5%) The growth in the latter was due to both the good performance of treasury revenues from customers as well as the sale of some portfolios, taking advantage of the good conditions in the markets.
Total operating expenses continued to increase (7.5%) at a much slower pace than gross operating income. Personnel costs rose 4.6%, general ones 11.3% and depreciation and amortisation 9.8%.
All business units in Europe and Latin America, as well as global ones, registered growth consistent with controlled costs and their expansion projects, meeting the efficiency targets of their different development plans. Abbey’s costs were lower than in the first and fourth quarters of 2006.
January — March 2007     9

Consolidated financial report
Operating expenses

			Variation
Million euros	Q1’ 07	Q1’ 06	Amount	(%)
Personnel expenses	1,551	1,483	68	4.6
General expenses	1,092	981	111	11.3
Information technology	99	104	(5)	(4.3)
Communications	85	94	(9)	(9.8)
Advertising	136	116	20	16.8
Buildings and premises	212	218	(7)	(3.1)
Printed and office material	33	27	6	21.8
Taxes (other than profit tax)	73	56	17	29.6
Other expenses	454	365	89	24.4
Personnel and general expenses	2,642	2,464	179	7.2
Depreciation and amortisation	308	280	28	9.8
Total operating expenses	2,950	2,744	206	7.5
This performance enabled the “jaws” (the difference between the growth in gross operating income and in costs) to be 11 p.p. and was reflected in a strong improvement of 4.6 p.p. in the Group’s efficiency ratio. All business areas improved.
Net operating income grew 29.3% to EUR 3,275 million, with growth in all operating areas. The three main segments registered growth of more than 20% in euros: Continental Europe (+41.0%), Latin America (+26.1%) and Abbey (+24.0%).
The net impairment loss on assets was EUR 683 million, of which EUR 670 million were net loan-loss provisions. This figure was in line with that of the previous two quarters, but was 33.8% higher than in the first quarter of 2006. This was partly due to the larger provisions in Latin America and the perimeter effect from Drive’s consolidation.
“Other income” was EUR 90 million negative in the first quarter (-EUR 12 million in the same period of 2006).
Profit before tax was 24.6% higher at EUR 2,503 million. This rise did not fully feed through to attributable profit because of the higher tax charge (from Mexico) and the lower result in discontinued operations (basically Urbis and Abbey’s life assurance business). The latter registered a net profit of EUR 79 million in the first quarter of 2006. Minority interests had a slightly more favourable impact (reduced figure from Cepsa and Urbis and higher from the placement in the US market of 7.23% of Santander Chile).
Attributable profit was EUR 1,802 million. 20.7% higher.
Net loan loss provisions

			Variation
Million euros	Q1’ 07	Q1’ 06	Amount	(%)
Non performing loans	812	654	158	24.2
Country-risk	36	(9)	45	—
Recovery of written-off assets	(178)	(144)	(33)	23.2
Total	670	501	169	33.8
10     January — March 2007

Consolidated financial report
Balance sheet

			Variation
Million euros	31.03.07	31.03.06	Amount	(%)	31.12.06
Assets
Cash on hand and deposits at central banks	15,001	12,089	2,912	24.1	13,835
Trading portfolio	164,849	153,965	10,884	7.1	170,423
Debt securities	73,040	75,559	(2,518)	(3.3)	76,737
Loans and credits	32,668	28,746	3,922	13.6	30,583
Equities	11,253	10,676	577	5.4	13,491
Other	47,887	38,984	8,903	22.8	49,612
Other financial assets at fair value	15,625	47,269	(31,644)	(66.9)	15,371
Loans and credits	8,002	6,446	1,556	24.1	7,973
Other	7,623	40,823	(33,200)	(81.3)	7,398
Available-for-sale financial assets	34,071	73,025	(38,955)	(53.3)	38,698
Debt securities	25,842	66,432	(40,589)	(61.1)	32,727
Equities	8,228	6,594	1,635	24.8	5,971
Loans	561,544	472,658	88,887	18.8	544,049
Deposits at credit institutions	58,057	46,440	11,617	25.0	45,361
Loans and credits	490,141	416,205	73,936	17.8	484,790
Other	13,346	10,012	3,334	33.3	13,897
Investments	4,912	3,076	1,836	59.7	5,006
Intangible assets and property and equipment	12,687	12,162	526	4.3	12,555
Goodwill	14,373	14,025	349	2.5	14,513
Other	21,178	26,470	(5,291)	(20.0)	19,423
Total assets	844,240	814,738	29,502	3.6	833,873
Liabilities and shareholders’ equity
Trading portfolio	126,017	112,684	13,333	11.8	123,996
Customer deposits	14,306	13,430	876	6.5	16,572
Marketable debt securities	22,478	17,247	5,232	30.3	17,522
Other	89,233	82,007	7,226	8.8	89,902
Other financial liabilities at fair value	12,513	13,314	(800)	(6.0)	12,411
Customer deposits	250	261	(12)	(4.5)	273
Marketable debt securities	12,263	13,052	(789)	(6.0)	12,138
Other	—	—	—	—	—
Financial liabilities at amortized cost	614,256	569,114	45,142	7.9	605,303
Due to central banks and credit institutions	61,073	105,255	(44,182)	(42.0)	73,345
Customer deposits	312,555	290,563	21,992	7.6	314,377
Marketable debt securities	187,699	130,401	57,298	43.9	174,409
Subordinated debt	33,355	28,984	4,371	15.1	30,423
Other financial liabilities	19,574	13,911	5,662	40.7	12,749
Insurance liabilities	12,030	44,569	(32,538)	(73.0)	10,704
Provisions	17,597	19,535	(1,937)	(9.9)	19,227
Other liability accounts	14,651	10,800	3,851	35.7	14,491
Preferred securities	670	1,293	(623)	(48.2)	668
Minority interests	2,055	2,944	(889)	(30.2)	2,221
Equity adjustments by valuation	2,384	3,191	(807)	(25.3)	2,871
Capital stock	3,127	3,127	—	—	3,127
Reserves	40,393	35,279	5,113	14.5	32,595
Attributable profit to the Group	1,802	1,493	309	20.7	7,596
Less: dividends	(3,256)	(2,605)	(651)	25.0	(1,337)
Total liabilities and shareholders’ equity	844,240	814,738	29,502	3.6	833,873
January — March 2007     11

Consolidated financial report
Customer loans

			Variation
Million euros	31.03.07	31.03.06	Amount	(%)	31.12.06
Public sector	5,604	5,465	139	2.5	5,329
Other residents	204,943	162,722	42,222	25.9	199,994
Commercial bills	16,173	14,372	1,801	12.5	17,276
Secured loans	114,888	89,385	25,503	28.5	110,863
Other loans	73,882	58,964	14,918	25.3	71,854
Non-resident sector	328,561	290,952	37,609	12.9	326,187
Secured loans	192,452	175,682	16,770	9.5	191,724
Other loans	136,109	115,270	20,838	18.1	134,463
Gross loans and credits	539,108	459,139	79,969	17.4	531,509
Loan-loss allowances	8,297	7,742	556	7.2	8,163
Net loans and credits	530,811	451,397	79,414	17.6	523,346
Pro memoria: Doubtful loans	4,910	4,362	549	12.6	4,613
Public sector	1	7	(7)	(90.7)	18
Other residents	1,264	1,033	231	22.3	1,212
Non-resident sector	3,646	3,321	324	9.8	3,383
Consolidated Balance Sheet
Assets under management at the end of March amounted to EUR 1,024,629 million, 5.1% more than in the first quarter of 2006. On-balance sheet funds were EUR 844,240 million (82% of the total) and off-balance sheet funds (mutual and pension funds and managed portfolios) accounted for the rest.
In order to correctly interpret this figure, two effects have to be taken into account. On the one hand, a slightly positive perimeter effect on lending from the incorporation, at the end of 2006, of the US company Drive and, on the other, the negative impact on funds of the businesses sold in the last 12 months (Abbey’s life assurance business, pension funds in Peru and the business in Bolivia). There is also a negative exchange-rate impact (calculated on the basis of the exchange rates at the end of Q106 and Q107) from the depreciation of the dollar and of the main Latin American currencies against the euro. The overall impact on the changes of balances with customers (loans and funds) was 1-2 p.p. negative.
Total gross lending stood at EUR 539,108 million, 17.4% more year-on-year (+17.1% deducting the perimeter effects and the exchange rate). The rise in the first quarter over the end of 2006, excluding the exchange-rate impact, was 2%.
Loans to other resident sectors increased 25.9%, with secured loans up 28.5%, commercial bills 12.5% and other loans 25.3%. These increases reflect the good performance of lending balances with individual customers and SMEs and, to a lesser extent, certain corporate operations moving towards their definitive structure. Lending to the non-resident sector rose 12.9%.
12     January — March 2007

Consolidated financial report
As regards the geographic distribution (principal segments), Continental Europe’s loans grew 23%, excluding securitisations. In Spain, the Santander Branch Network’s lending rose 16% and Banesto’s 28%, while Santander Consumer Finance’s increased 26% (+19% excluding Drive) and Portugal’s 6%.
Abbey’s balances were 11% higher in euros (+8% in sterling) and Latin America’s 11% in euros. In local currency growth was 21%, with significant rises in Brazil (+34%), Mexico (+36%), excluding the IPAB, the former mortgage portfolio and restructured loans, and Chile (+14%).
At the end of March, Continental Europe accounted for 52% of the Group’s lending, Abbey 36% and Latin America 12%.
Total customer funds amounted to EUR 770,679 million, 15.2% more than in March 2006. Managed funds rose 5% in the first quarter of 2007 excluding the exchange-rate impact.
Deposits excluding repos increased 4.9% in the last 12 months, marketable securities 38.4% and subordinated debt 15.1%. On the other hand, mutual funds increased 14.9% year-on-year, pension funds 2.8% and savings-investment insurance dropped 49.5%.
All these figures were affected by the exchange rate and by the sale of Abbey’s life assurance business, the pension fund company in Peru and the business in Bolivia. On a like-for-like basis (excluding the businesses sold) and eliminating the exchange-rate effect, year-on-year growth was 6% for deposits excluding repos, 17% for pension funds and 67% for savings-investment insurance. Total managed funds rose 18%.
Continental Europe increased its balances by 15%. In Spain, where 80% of Continental Europe’s balances are concentrated, on-balance sheet funds rose 18% and off-balance sheet ones 5%, significantly influenced by customers’ preference in recent quarters for time deposits.
The Group continued to be the leader in mutual funds (market share of 24%). In Portugal, capitalisation insurance and other off-balance sheet funds, led the capturing of funds.
Abbey’s funds were affected by the sale of its life assurance business and by the lower growth in deposits (+1% in sterling), as it is more focused on spreads improvement.
Total managed funds in Latin America (on- and off-balance sheet) rose 21% without the exchange-rate effect.
Deposits, excluding repos, increased 52% in Venezuela, 39% in Argentina and 13% in Chile. Brazil’s rose 4% due to the greater appeal of mutual funds and wholesale financing (subordinated debt) and Mexico’s decreased 3% because of the policy followed in the last few months to shift towards intermediation products that are incorporated in repos (+5% with repos).
Mutual funds in Latin America increased 39%. Of note was the growth in Brazil, Mexico, Chile and Argentina. Pension funds, excluding the sale in Peru, rose 20%. Particularly strong is the rise in Argentina, Chile and Uruguay. All percentages exclude the exchange-rate impact.
Continental Europe accounted for 46% of managed funds, Abbey 33% and Latin America 21%.

January — March 2007     13

Consolidated financial report
Customer funds under management

			Variation
Million euros	31.03.07	31.03.06	Amount	(%)	31.12.06
Public sector	16,012	15,121	891	5.9	15,266
Other residents	92,958	83,179	9,779	11.8	94,750
Demand deposits	52,000	49,120	2,880	5.9	55,050
Time deposits	26,013	18,460	7,553	40.9	24,670
REPOs	14,945	15,600	(655)	(4.2)	15,030
Non-resident sector	218,140	205,954	12,186	5.9	221,206
Demand deposits	118,573	115,499	3,074	2.7	119,861
Time deposits	71,171	71,255	(84)	(0.1)	72,258
REPOs	26,377	16,365	10,012	61.2	26,343
Public Sector	2,021	2,835	(815)	(28.7)	2,744
Customer deposits	327,111	304,255	22,856	7.5	331,223
Debt securities	222,441	160,700	61,741	38.4	204,069
Subordinated debt	33,355	28,984	4,371	15.1	30,423
On-balance-sheet customer funds	582,907	493,938	88,968	18.0	565,715
Mutual funds	131,147	114,174	16,974	14.9	119,838
Pension funds	29,996	29,190	806	2.8	29,450
Managed portfolios	19,245	16,781	2,464	14.7	17,835
Savings-insurance policies	7,383	14,632	(7,249)	(49.5)	6,385
Other customer funds under management	187,772	174,776	12,996	7.4	173,509
Customer funds under management	770,679	668,715	101,964	15.2	739,223
As part of its global financing strategy, the Group issued mortgage bonds amounting to EUR 1,750 million, as well as issues of senior debt (counter value of EUR 7,768 million), subordinated debt (EUR 2,391 million) and two placements of preferred shares ($950 million).
Maturities on schedule during the first quarter amounted to EUR 1,870 million of senior debt and EUR 100 million of mortgage bonds and of subordinated debt with a countervalue of EUR 230 million.
Goodwill at the end of March stood at EUR 14,373 million, EUR 349 million higher than a year earlier basically as a result of Drive’s incorporation.
In accordance with the criteria of the Bank for International Settlements (BIS), Grupo Santander’s shareholders’ equity amounted to EUR 62,510 million, 13.9% higher (+EUR 7,623 million). The surplus over the minimum requirement was EUR 24,675 million.
The BIS ratio was 13.22%, Tier I 7.64% and core capital 5.97%, all of them higher than at the end of 2006. The Group continued to actively manage risk weighted assets, which grew by around 10% compared with 17% growth in total credit.
Mutual funds

Million euros	31.03.07	31.03.06	Var. (%)
Spain	78,854	77,463	1.8
Portugal	6,160	5,922	4.0
United Kingdom (Abbey)	13,640	5,904	131.0
Latin America	32,494	24,885	30.6
Total	131,147	114,174	14.9
Pensions funds

Million euros	31.03.07	31.03.06	Var. (%)
Spain	9,980	9,047	10.3
Portugal	1,453	1,032	40.7
Latin America	18,564	19,110	(2.9)
Total	29,996	29,190	2.8
14     January — March 2007

Consolidated financial report
Shareholders’ equity and minority interests

			Variation
Million euros	31.03.07	31.03.06	Amount	(%)	31.12.06
Capital stock	3,127	3,127	—	—	3,127
Additional paid-in surplus	20,370	20,370	—	—	20,370
Reserves	20,124	14,976	5,148	34.4	12,352
Treasury stock	(102)	(67)	(35)	52.8	(127)
On-balance-sheet shareholders’ equity	43,520	38,407	5,113	13.3	35,722
Attributable profit	1,802	1,493	309	20.7	7,596
Interim dividend distributed	(2,006)	(1,744)	(262)	15.0	(1,337)
Shareholders’ equity at period-end	43,316	38,156	5,160	13.5	41,981
Interim dividend not distributed	(1,250)	(861)	(390)	45.3	(1,919)
Shareholders’ equity	42,066	37,295	4,771	12.8	40,062
Valuation adjustments	2,384	3,191	(807)	(25.3)	2,871
Minority interests	2,055	2,944	(889)	(30.2)	2,221
Preferred securities	670	1,293	(623)	(48.2)	668
Preferred securities in subordinated debt	7,483	6,469	1,013	15.7	6,837
Shareholders’ equity and minority interests	54,658	51,193	3,465	6.8	52,658
Computable capital and BIS ratio

			Variation
Million euros	31.03.07	31.03.06	Amount	(%)	31.12.06
Computable basic capital	36,141	32,909	3,232	9.8	35,539
Computable supplementary capital	26,369	21,978	4,391	20.0	24,237
Computable capital	62,510	54,886	7,623	13.9	59,776
Risk-weighted assets	472,937	427,607	45,330	10.6	478,733
BIS ratio	13.22	12.84	0.38		12.49
Tier 1	7.64	7.70	(0.06)		7.42
Core capital	5.97	5.96	0.01		5.91
Shareholders’ equity surplus	24,675	20,678	3,997	19.3	21,478

January — March 2007     15

Consolidated financial report
Statement of changes in consolidated shareholders’ equity

Million euros	Q1’ 07	Q1’ 06
Available-for-sale financial assets	(295)	481
Other financial liabilities at fair value	—	—
Cash flow hedges	(34)	(50)
Hedges of net investments in businesses abroad	35	33
Exchange differences	(192)	(349)
Long-term assets for sale	—	—
Net revenues recorded in shareholders’ equity	(487)	114
Net consolidated profit (published)	1,927	1,655
Adjustments for changes in accounting criteria	—	—
Adjustments for misstatements	—	—
Net consolidated profit	1,927	1,655
Parent Bank	1,315	1,607
Minority interests	125	162
Total revenues and expenses	1,441	1,769
Consolidated cash flow statements

Million euros	Q1’ 07	Q1’ 06
1. Cash flows from operating activities
Consolidated profit	1,927	1,655
Adjustments to profit	2,472	1,837
Adjusted profit	4,399	3,492
Net increase/decrease in operating assets	(10,030)	(10,504)
Net increase/decrease in operating liabilities	(18,088)	(9,166)
Total net cash flows from operating activities (1)	(23,719)	(16,178)
2. Cash flows from investing activities
Investments (-)	(632)	(567)
Divestments (+)	338	218
Total net cash flows from investing activities (2)	(294)	(349)
3. Cash flows from financing activities
Disposal of own equity instruments	1,827	1,873
Acquisition of own equity instruments	(1,803)	(1,887)
Issuance debt securities	47,362	23,554
Redemption debt securities	(21,393)	(10,230)
Dividends paid	(669)	(581)
Others	(307)	(440)
Total net cash flows from financing activities (3)	25,018	12,289
4. Effect of exchange rate changes on cash and cash equivalents (4)	160	240
5. Net increase/decrease in cash and cash equivalents (1+2+3+4)	1,165	(3,998)
Cash and cash equivalents at beginning of period	13,835	16,086
Cash and cash equivalents at end of period	15,001	12,088
16     January — March 2007

Risk management
Credit risk management (*)

			Variation
Million euros	31.03.07	31.03.06	Amount		(%)	31.12.06
Non-performing loans	4,936	4,370	566		13.0	4,608
NPL ratio (%)	0.82	0.86	(0.04 p.	)		0.78
Loan-loss allowances	8,722	8,075	647		8.0	8,627
Specific	2,944	3,148	(204)		(6.5)	2,960
General-purpose	5,778	4,927	850		17.3	5,667
NPL coverage (%)	176.70	184.80	(8.10 p.	)		187.23
Credit cost (%) **	0.34	0.23	0.11 p.			0.32
Ordinary non-performing and doubtful loans ***	3,469	3,120	349		11.2	3,243
NPL ratio (%) ***	0.58	0.62	(0.04 p.	)		0.55
NPL coverage (%) ***	251.40	258.82	(7.42 p.	)		266.00

(*)	Excluding country-risk

(**)	Net specific allowance / computable assets

(***)	Excluding mortgage guarantees
Note: NPL ratio: Non-performing loans / computable assets
Risk Management
The Group’s ratio of non-performing loans (NPLs) was 0.82% at the end of March, slightly higher than at the end of 2006 but 4 p.p. lower than a year earlier. NPL coverage remained high at 177%, 10 p.p. and 8 p.p. less than in December and March 2006, respectively.
Both ratios were impacted by changes in criterion for registering non-performing loans in Portugal, unifying stricter criteria in the Group. On a like-for-like comparison, NPL ratio remained stable in the quarter and was 9 b.p. better than in March 2006. Coverage remained at around 180% over the last 12 months.
Total funds for coverage amounted to EUR 8,722 million, of which EUR 5,778 million were generic funds.
Specific loan-loss provisions, net of recoveries, amounted to EUR 557 million (with a cost of credit of 0.34%) compared to EUR 337 million and 0.23% in the first quarter of 2006. Part of this increase is due to the perimeter effect from Drive’s incorporation and the rest is basically due to the rise in the Group’s units in Latin America, especially in Brazil and Mexico as a result of the growth strategy in retail segments, with a more predictable risk (but with expected larger NPLs) and more appealing in terms of risk / return.
The NPL ratio in Spain was 0.51%, 2 b.p. lower than at the end of 2006 and 4 b.p. lower than a year earlier. NPL coverage (292%) was still very high, although it fell as much in the quarter as in the last 12 months.
Santander Consumer Finance’s NPL ratio was 2.66% (+ 9 b.p. in the quarter). Coverage was 114%, in line with that at the end of 2006.
January — March 2007     17

Risk management
Non-performing loans by quarter

	2006				2007
Million euros	Q1	Q2	Q3	Q4	Q1
Balance at beginning of period	4,342	4,370	4,489	4,647	4,608
+ Net additions	509	569	718	841	1,058
- Write-offs	(480)	(450)	(560)	(880)	(729)
Balance at period-end	4,370	4,489	4,647	4,608	4,936
Portugal’s NPL ratio was 1.16% and coverage stood at 128%. On a like-for-like basis, the NPL ratio improved 0.41 p.p. in the year to March and coverage 11 p.p.
In the UK, Abbey’s NPL ratio was 0.55%, 5 b.p. lower than at the end of 2006 and 9 b.p. below that of March 2006. Coverage remained at 81%, 5 p.p. lower than in December but 3 p.p. more than a year earlier.
In Latin America the NPL ratio was 1.50%, 12 b.p. higher than the end of 2006 but lower than the 1.71% registered a year earlier. Coverage was 160%, 7 p.p. lower than in December and 23 p.p. below the level of March 2006.
In the first quarter, the trading risk, measured in terms of daily value at risk (DVaR), was around EUR 32.5 million. It fluctuated between EUR 28.8 million and EUR 36.3 million.
On February 27, a change in the methodology for measuring DVaR by the exchange rate in Venezuela came into force. This meant a reduction in the Group’s total VaR of around EUR 3 million. Apart from this, the changes in VaR are mainly due to movements of positions in the portfolios of Brazil and Mexico.
Trading portfolios. DVaR by region
First quarter

	2007		2006
Million euros	Avg	Latest	Avg
Total	32.5	32.4	36.4
Europe	8.1	8.3	12.0
USA	2.3	2.1	2.7
Latin America	28.6	28.8	28.3
Trading portfolios. DVaR by product
First quarter 2007

Million euros	Min	Avg	Max	Latest
Total trading
Total VaR	28.8	32.5	36.3	32.4
Diversification effect	(3.1)	(10.4)	(15.1)	(9.5)
Fixed income VaR	20.0	26.3	30.7	25.7
Equity VaR	3.7	5.2	7.6	7.6
Currency VaR	7.9	11.6	14.8	8.6
18     January — March 2007

The Santander share
The Santander share
Stock markets were very volatile in the first quarter, after a positive start to the year when many indices reached new highs. Doubts about the US economy, concern over bad debts in the US subprime market and geopolitical tensions influenced investors and encouraged about of profit-taking.
The Santander share ended the first quarter at EUR 13.36, 5.5% lower than at the end of 2006. Our share rose 10.9% in the year to March compared to an increase of 5.8% in the DJ Stoxx 50, 7.9% in the DJ Stoxx Banks and 23.5% in the Ibex-35.
Capitalisation
Santander is the largest bank in the Euro zone and the 12th in the world by market value. Its capitalisation at the end of March September was EUR 83,557 million (+EUR 8,193 million over March 2006).
The share’s weighting in the DJ Stoxx 50 is 2.54%, 5.30% in the DJ Stoxx Banks and 15.66% in the Ibex-35.
Trading
The number of Santander shares traded during the first quarter was 5,118 million for an effective value of EUR 71,849 million, making it the second most traded share in the Euro Stoxx 50 with a liquidity ratio of 82%. The average daily number of shares traded was 80 million.
Shareholder remuneration
The Board approved payment of a third interim dividend of EUR 0.106904 per share as of February 1, 2007 and payment of a fourth one of EUR 0.199913 as of May 1, 2007.
With payment of the fourth and last interim dividend, which has to be approved by the AGM, the total dividend charged to 2006’s profits will be EUR 0.520625 per share, 25% more than for 2005.
Shareholder base
The total number of shareholders at March 30 was 2,312,076, of which 2,291,892 were European and control 88.96% of the capital and 7,660 from the Americas (10.71%).
Excluding the Board, which held 5.08% of the capital at the end of the first quarter, individuals held 34.69% and institutional investors 60.23%.
The Santander share

March 2007
Shareholders and trading data
Shareholders (number)	2,312,076
Shares outstanding (number)	6,254,296,579
Average daily turnover (no. of shares)	79,963,729
Share liquidity* (%)	82
Dividend per share	euros
Fourth interim dividend 2005 (01.05.06)	0.137620
First interim dividend 2006 (01.08.06)	0.106904
Second interim dividend 2006 (01.11.06)	0.106904
Third interim dividend 2006 (01.02.07)	0.106904
Fourth interim dividend 2006 (01.05.07)	0.199913
Price movements during the year
Beginning (29.12.06)	14.14
High	14.75
Low	12.81
Last (30.03.07)	13.36
Market capitalisation (millions) (30.03.07)	83,557
Stock market indicators
Price / Book value (X)	1.99
P/E ratio (X)	11.57
Yield** (%)	4.27

(*).-	Number of shares traded during the year / number of shares

(**).-	Dividend charged to 2006 / average share price
January — March 2007     19

Information by segments
Description of the segments
Grupo Santander maintained in 2007 the general criteria used in 2006, with two exceptions:
•
The Global Customer Relation Model, which includes 121 new clients, mainly from Latin America, was expanded. This does not mean any changes in the geographic segments, but it does affect the figures for Retail Banking (from where they come) and Global Wholesale Banking (where they are incorporated).

•	Some adjustments were made between the results of Retail Banking and Asset Management and Insurance, for two reasons:
—
In Abbey, the distribution of revenues between Retail Banking and Asset Management and Insurance was changed in order to adapt it to the Group’s corporate criteria. This means an increase in Retail Banking and a decline in Asset Management and Insurance, but does not change Abbey’s overall total.

—
The business generated by the Group’s insurance brokers is no longer reflected in Retail Banking but in Insurance. This modification is due to recent changes in regulations and the search for greater efficiency in distribution.

None of these changes is significant for the Group and do not alter its figures nor those of the main segments (geographic). The figures for 2006 have been reformulated and include the changes.
In addition, and in line with the criteria in the International Financial Reporting Standards (IFRS), the results of businesses discontinued in 2006 and which consolidated by global integration (Abbey’s insurance, Urbis, Peru and Bolivia) are in “net profit from discontinued operations.” This enables management of the Group’s recurrent businesses to be better tracked.
The financial statements of each business area have been drawn up by adding up the Group’s basic operating units. The information relates to both the accounting data of the companies in each area as well as that provided by the management information systems. In all cases, the same general principles as those used in the Group are used.
In accordance with the IFRS, the business areas are structured into two levels:
Principal level (or geographic). The activity of the Group’s operating units is segmented by geographical areas. This coincides with the Group’s first level of management and reflects our positioning in the world’s three main currency areas. The segments reported on are:
•
Continental Europe. This covers all retail banking business (including Banif, the specialised private bank), wholesale banking and asset management and insurance conducted in Europe with the exception of Abbey. Given the importance of some of these units, the financial information of the Santander Branch Network, Banesto, Santander Consumer Finance (Drive included) and Portugal is also set out.

•	United Kingdom (Abbey). This only covers all of Abbey’s business, mainly retail banking in the UK.
•
Latin America. This embraces all the Group’s financial activities conducted via its subsidiary banks and subsidiaries. It also includes the specialised units in Santander Private Banking, as an independent and globally managed unit, and New York’s business. Because of their specific importance, the financial statements of Brazil, Mexico and Chile are also provided.

Secondary level (or business). This segments the activity of the operating units by the type of business. The reported segments are:
•
Retail Banking. This covers all customer banking businesses (except those of Corporate Banking, managed through the Global Customer Relationship Model). Because of the relative importance of this business in total activity, details are provided by both geographic areas (Continental Europe, United Kingdom-Abbey and Latin America) as well as by the main countries. The results of the hedging positions in each country are also included, conducted within the sphere of each one’s Assets and Liabilities Committee.

•
Global Wholesale Banking. This business reflects the revenues from Global Corporate Banking, Investment Banking and Markets worldwide including all treasuries managed globally, both for trading as well as distribution to customers (always after the appropriate distribution with Retail Banking customers), as well as equities business.

•
Asset Management and Insurance. This includes the contribution of the different units to the Group for the design and management of mutual and pension funds and insurance. Except for pension fund management entities in Latin America, which have their own distribution networks, the Group uses, and remunerates through agreements, the retail networks which place these products. This means that the result recorded in this business is net (i.e. deducting the distribution cost from gross income).

As well as these operating units, which cover everything by geographic area and by businesses (their totals are the same), the Group continues to maintain the area of Financial Management and Equity Stakes. This area incorporates the centralised activities relating to equity stakes in industrial and financial companies, financial management of the structural exchange rate position and of the parent bank’s structural interest rate risk, as well as management of liquidity and of shareholders’ equity through issues and securitisations.
As the Group’s holding entity, it manages all capital and reserves and allocations of capital and liquidity. It also incorporates amortisation of goodwill but not the costs related to the Group’s central services except for corporate and institutional expenses related to the Group’s functioning.
20     January — March 2007

Information by principal segments
Key data by principal segments

	Net operating income				Attributable profit to the Group
			Variation				Variation
Income statement (Million euros)	Q1’ 07	Q1’ 06	Amount	(%)	Q1’ 07	Q1’ 06	Amount	(%)
Continental Europe	2,098	1,487	610	41.0	1,317	898	419	46.7
o/w: Santander Branch Network	691	533	157	29.5	460	334	126	37.6
Banesto	311	257	55	21.3	163	148	16	10.5
Santander Consumer Finance	440	283	157	55.5	166	126	40	31.8
Portugal	174	150	24	16.0	132	114	18	15.5
United Kingdom (Abbey)	476	384	92	24.0	300	244	56	22.8
Latin America	1,354	1,074	280	26.1	681	618	63	10.1
o/w: Brazil	547	409	137	33.5	225	198	27	13.4
Mexico	364	267	97	36.3	156	142	14	9.8
Chile	210	194	16	8.4	131	114	17	14.9
Operating areas	3,928	2,945	983	33.4	2,298	1,760	538	30.5
Financial management and equity stakes	(653)	(412)	(241)	58.4	(496)	(267)	(229)	85.8
Total Group	3,275	2,533	742	29.3	1,802	1,493	309	20.7

	Efficiency ratio		ROE		NPL ratio		NPL coverage
Ratios (%)	Q1’ 07	Q1’ 06	Q1’ 07	Q1’ 06	31.03.07	31.03.06	31.03.07	31.03.06
Continental Europe	35.90	41.20	25.99	22.23	0.80	0.76	202.49	247.61
o/w: Santander Branch Network	39.09	43.54	24.22	20.80	0.56	0.56	298.79	299.75
Banesto	42.00	45.76	18.45	20.42	0.42	0.46	393.19	392.62
Santander Consumer Finance	29.65	35.01	28.87	30.11	2.66	2.41	114.43	124.43
Portugal	42.96	44.63	25.56	23.44	1.16	0.71	127.55	258.04
United Kingdom (Abbey)	50.81	56.83	31.34	33.43	0.55	0.64	81.38	79.32
Latin America	42.11	46.35	30.29	26.63	1.50	1.71	160.00	183.37
o/w: Brazil	40.62	46.83	32.01	28.62	2.62	2.76	98.77	126.24
Mexico	37.29	44.23	25.41	24.11	0.83	0.69	241.35	335.91
Chile	39.15	41.01	37.07	26.20	1.70	2.15	147.57	165.07
Operating areas	40.31	45.64	27.78	24.82	0.80	0.83	164.23	184.72
Total Group	46.32	50.88	18.48	17.12	0.82	0.86	176.70	184.80

	Employees		Branches
Operating means	31.03.07	31.03.06	31.03.07	31.03.06
Continental Europe	46,308	44,155	5,829	5,444
o/w: Santander Branch Network	19,337	19,027	2,839	2,681
Banesto	10,831	10,563	1,892	1,705
Santander Consumer Finance	6,374	5,288	279	276
Portugal	6,172	6,265	731	694
United Kingdom (Abbey)	16,616	18,622	711	712
Latin America	69,958	62,259	4,438	4,170
o/w: Brazil	21,680	21,171	2,044	1,877
Mexico	17,283	14,116	1,038	1,012
Chile	13,331	11,249	442	410
Operating areas	132,882	125,036	10,978	10,326
Financial management and equity stakes	1,756	1,494
Total Group	134,638	126,530	10,978	10,326
January — March 2007     21

 Information by principal segments
Income statement and balance sheet of principal segments

	Operating business areas			Continental Europe
Million euros	Q1’ 07	Q1’ 06	Var. (%)	Q1’ 07	Q1’ 06	Var. (%)
Income statement
Net interest income	3,899	3,174	22.8	1,856	1,440	29.0
Inc. from companies accounted by equity method	4	5	(16.9)	2	2	42.9
Net fees	2,075	1,741	19.2	1,115	855	30.4
Insurance activity	96	66	45.3	39	33	16.8
Commercial revenue	6,074	4,986	21.8	3,012	2,329	29.3
Gains (losses) on financial transactions	624	535	16.7	288	229	25.7
Gross operating income	6,698	5,521	21.3	3,300	2,558	29.0
Income from non-financial services (net) and other operating income	(13)	4	—	9	13	(25.2)
Operating expenses	(2,757)	(2,579)	6.9	(1,212)	(1,083)	11.8
General administrative expenses	(2,516)	(2,353)	6.9	(1,076)	(959)	12.2
Personnel	(1,503)	(1,425)	5.5	(718)	(654)	9.9
Other administrative expenses	(1,013)	(928)	9.2	(358)	(305)	17.2
Depreciation and amortisation	(241)	(227)	6.5	(136)	(124)	9.3
Net operating income	3,928	2,945	33.4	2,098	1,487	41.0
Net loan loss provisions	(679)	(500)	35.7	(271)	(228)	18.9
Other income	47	20	136.2	46	27	71.9
Profit before taxes	3,297	2,465	33.7	1,873	1,286	45.6
Tax on profit	(880)	(660)	33.3	(529)	(381)	38.8
Net profit from ordinary activity	2,417	1,805	33.9	1,344	905	48.5
Net profit from discontinued operations	—	79	(100.0)	—	40	(100.0)
Net consolidated profit	2,417	1,884	28.3	1,344	946	42.1
Minority interests	119	124	(3.9)	27	48	(43.4)
Attributable profit to the Group	2,298	1,760	30.5	1,317	898	46.7
Balance sheet
Loans and credits*	530,093	450,694	17.6	278,028	223,323	24.5
Trading portfolio (w/o loans)	115,943	111,186	4.3	32,487	24,243	34.0
Available-for-sale financial assets	24,110	30,491	(20.9)	10,449	14,384	(27.4)
Due from credit institutions*	119,633	107,546	11.2	73,969	63,549	16.4
Intangible assets and property and equipment	11,331	11,063	2.4	4,697	4,655	0.9
Other assets	45,216	77,001	(41.3)	16,801	15,628	7.5
Total assets/liabilities & shareholders’ equity	846,327	787,981	7.4	416,430	345,782	20.4
Customer deposits*	326,924	303,637	7.7	139,144	127,670	9.0
Marketable debt securities*	139,710	98,498	41.8	52,815	31,112	69.8
Subordinated debt	14,052	14,372	(2.2)	2,386	2,251	6.0
Insurance liabilities	12,030	44,569	(73.0)	9,761	6,820	43.1
Due to credit institutions*	153,839	163,925	(6.2)	77,852	78,508	(0.8)
Other liabilities	165,149	133,665	23.6	112,590	82,675	36.2
Shareholders’ equity	34,623	29,315	18.1	21,882	16,748	30.7
Other customer funds under management	187,966	173,318	8.5	112,097	104,191	7.6
Mutual funds	131,147	114,174	14.9	85,014	83,385	2.0
Pension funds	29,996	29,190	2.8	11,432	10,080	13.4
Managed portfolios	19,439	15,322	26.9	8,267	6,304	31.2
Savings-insurance policies	7,383	14,632	(49.5)	7,383	4,423	66.9
Customer funds under management	668,652	589,824	13.4	306,442	265,224	15.5

(*)	Includes all stock of concept classified in the balance sheet
22     January — March 2007

Information by principal segments
Income statement and balance sheet of principal segments

	United Kingdom (Abbey)			Latin America
Million euros	Q1’ 07	Q1’ 06	Var. (%)	Q1’ 07	Q1’ 06	Var. (%)
Income statement
Net interest income	572	509	12.2	1,471	1,225	20.1
Inc. from companies accounted by equity method	0	1	(87.8)	1	2	(33.4)
Net fees	251	252	(0.5)	709	634	11.8
Insurance activity	0	(0)	—	57	33	72.9
Commercial revenue	823	763	7.9	2,239	1,894	18.2
Gains (losses) on financial transactions	131	109	20.4	205	196	4.2
Gross operating income	955	872	9.5	2,444	2,091	16.9
Income from non-financial services (net) and other operating income	14	16	(10.1)	(36)	(24)	49.0
Operating expenses	(492)	(503)	(2.2)	(1,053)	(993)	6.1
General administrative expenses	(467)	(476)	(2.0)	(973)	(917)	6.1
Personnel	(261)	(272)	(3.9)	(523)	(499)	4.9
Other administrative expenses	(206)	(204)	0.6	(450)	(418)	7.5
Depreciation and amortisation	(25)	(27)	(6.2)	(80)	(75)	6.5
Net operating income	476	384	24.0	1,354	1,074	26.1
Net loan loss provisions	(81)	(88)	(7.9)	(327)	(184)	77.2
Other income	5	(1)	—	(4)	(6)	(32.5)
Profit before taxes	400	295	35.6	1,023	883	15.9
Tax on profit	(100)	(82)	22.0	(250)	(196)	27.5
Net profit from ordinary activity	300	213	40.8	773	687	12.5
Net profit from discontinued operations	—	31	(100.0)	—	7	(100.0)
Net consolidated profit	300	244	22.8	773	694	11.3
Minority interests	—	—	—	92	76	20.9
Attributable profit to the Group	300	244	22.8	681	618	10.1
Balance sheet
Loans and credits*	192,666	173,841	10.8	59,399	53,530	11.0
Trading portfolio (w/o loans)	59,273	61,735	(4.0)	24,183	25,209	(4.1)
Available-for-sale financial assets	23	20	17.3	13,638	16,087	(15.2)
Due from credit institutions*	22,244	16,575	34.2	23,420	27,421	(14.6)
Intangible assets and property and equipment	4,945	5,044	(2.0)	1,689	1,364	23.8
Other assets	7,551	42,529	(82.2)	20,865	18,844	10.7
Total assets/liabilities & shareholders’ equity	286,702	299,744	(4.4)	143,194	142,455	0.5
Customer deposits*	112,292	109,039	3.0	75,488	66,929	12.8
Marketable debt securities*	82,528	61,049	35.2	4,367	6,337	(31.1)
Subordinated debt	9,216	11,045	(16.6)	2,450	1,077	127.5
Insurance liabilities	11	35,912	(100.0)	2,259	1,837	23.0
Due to credit institutions*	44,871	43,371	3.5	31,116	42,047	(26.0)
Other liabilities	33,839	36,240	(6.6)	18,720	14,751	26.9
Shareholders’ equity	3,946	3,088	27.8	8,795	9,479	(7.2)
Other customer funds under management	13,640	16,112	(15.3)	62,230	53,014	17.4
Mutual funds	13,640	5,904	131.0	32,494	24,885	30.6
Pension funds	—	—	—	18,564	19,110	(2.9)
Managed portfolios	—	—	—	11,172	9,018	23.9
Savings-insurance policies	—	10,209	(100.0)	—	—	—
Customer funds under management	217,675	197,245	10.4	144,534	127,356	13.5

(*) Includes all stock of concept classified in the balance sheet
January — March 2007     23

 Information by principal segments
Continental Europe
Continental Europe includes all activities carried out in this area: retail banking, global wholesale banking, asset management and insurance.
Attributable profit was EUR 1,317 million (57% of the Group’s total from its operating areas), 46.7% higher than in the first quarter of 2006. The figures for 2007 incorporate Drive to Santander Consumer Finance. Excluding it, the increase would have been 44.4%.
The main points are:
•
Growth came from the strong rise in commercial revenues (net interest income, fees and gains on financial transactions with customers) and from selective control of costs. The “jaws” (the difference between the growth in gross operating income and costs) was 17 p.p. and the efficiency ratio was a magnificent 35.9%, 5.3 p.p. better than in the first quarter of 2006. All big units made significant improvements.

•
Diversified growth in profits: the four large commercial units included here all registered double digit growth and the global areas also increased significantly, particularly Global Wholesale Banking.

•
Very favourable trend: records (excluding and including Drive) were set in the first quarter in all revenue lines, net operating income and profits. Commercial revenue was 10.0% higher than in the fourth quarter of 2006, net operating income was up 22.8% and attributable profit by 51.9% (all percentages exclude Drive in 1Q07).

Net interest income was 29.0% higher at EUR 1,856 million. This was due to increased business volumes in all units and the improvement in the customer spreads of the Santander Branch Network and Banesto. Net interest income grew for the eighth consecutive quarter (+5.4% over Q4’06 excluding Drive). Of note was the Santander Branch Network, which began 2006 with year-on-year growth in net interest income of 9.0% and accelerated to 21.1% in the first quarter of 2007, while Banesto’s rose by close to 20%.
Net fees and insurance activity increased 29.9% to EUR 1,153 million. Of note were the rises at the Santander Branch Network, Santander Consumer Finance, Banif and Global Wholesale Banking, which almost doubled their fees. The products that grew the most were insurance, securities and custody, contingent liabilities and mutual funds.
The higher gains on financial transactions mainly reflect the stronger demand by customers for treasury products.
Gross operating income rose 29.0% and operating expenses 11.8%, which included a small perimeter effect, spending on ongoing projects in the global areas and on expanding the branch network (+385 branches since March 2006, 7% of the network at that time).
Net operating income rose 41.0% to EUR 2,098 million (+32.6% excluding Drive). The four large units which generate 77% of total net operating income registered double digit growth. Banif and European Wholesale Banking also increased by more than 20%.
Loan-loss provisions increased 18.9% in net terms (the difference between the rise resulting from the incorporation of Drive and lower needs for generic provisions in the wholesale area). As indicated in previous financial reports, the results of Global Wholesale Banking in the second half of 2006 reflect the impact of large generic provisions for operations that had not reached their definitive structure at the end of the year. There was a partial release of these provisions in the first quarter of 2007. Credit risk quality continued to be excellent (NPL ratio of 0.80%).
Profit before tax was 45.6% higher. After deducting corporate tax, discontinued operations and minority interests, attributable profit rose 46.7%.
Lending excluding securitisations grew 23%, with a good performance in retail banks. Deposits, mutual and pension funds and insurance savings increased 7%.
24     January — March 2007

Information by principal segments
Continental Europe. Main units

	Santander				Santander
	Branch Network		Banesto		Consumer Finance		Portugal
Million euros	Q1’ 07	(%)	Q1’ 07	(%)	Q1’ 07	(%)	Q1’ 07	(%)
Income statement
Net interest income	650	21.1	349	18.1	499	55.2	174	6.8
Inc. from companies accounted by equity method	—	—	0	39.9	2	43.3	—	—
Net fees	423	17.9	154	7.2	115	21.6	96	1.9
Insurance activity	—	—	12	47.6	—	—	7	35.6
Commercial revenue	1,073	19.8	516	15.1	616	47.6	277	5.6
Gains (losses) on financial transactions	74	4.2	38	9.4	4	(62.5)	31	135.1
Gross operating income	1,147	18.7	554	14.7	620	44.6	308	11.9
Income from non-financial services (net) and other operating income	5	141.8	(1)	—	9	(11.2)	(2)	(26.5)
Operating expenses	(461)	6.0	(241)	4.7	(189)	21.2	(132)	7.7
General administrative expenses	(403)	7.0	(213)	4.3	(174)	22.2	(116)	7.5
Personnel	(303)	4.9	(161)	6.2	(82)	24.7	(74)	5.1
Other administrative expenses	(100)	14.1	(52)	(1.2)	(92)	20.1	(42)	11.9
Depreciation and amortisation	(58)	(0.6)	(28)	8.1	(16)	11.4	(17)	9.2
Net operating income	691	29.5	311	21.3	440	55.5	174	16.0
Net loan loss provisions	(52)	(20.3)	(54)	21.1	(200)	113.5	6	74.2
Other income	(0)	(98.8)	4	(31.9)	3	—	(11)	122.1
Profit before taxes	639	37.6	262	19.8	242	31.5	169	14.0
Tax on profit	(179)	37.4	(77)	9.7	(72)	24.7	(37)	8.8
Net profit from ordinary activity	460	37.7	185	24.6	171	34.5	132	15.5
Net profit from discontinued operations	—	—	—	(100.0)	—	—	—	—
Net consolidated profit	460	37.7	185	(4.7)	171	34.5	132	15.5
Minority interests	0	267.7	22	(53.3)	5	332.3	0	11.6
Attributable profit to the Group	460	37.6	163	10.5	166	31.8	132	15.5
Balance sheet
Loans and credits*	108,104	16.5	64,337	30.0	40,979	26.3	27,942	9.6
Trading portfolio (w/o loans)	—	—	6,445	42.8	13	(75.3)	934	5.8
Available-for-sale financial assets	3	11.5	6,221	(42.3)	58	38.0	1,003	(56.3)
Due from credit institutions*	93	(0.6)	21,514	21.7	6,896	27.3	8,809	(19.6)
Intangible assets and property and equipment	2,189	13.4	1,106	(29.4)	686	43.1	431	(1.8)
Other assets	507	(33.4)	3,034	(46.0)	1,406	13.0	5,391	43.7
Total assets/liabilities & shareholders’ equity	110,896	16.0	102,656	14.5	50,037	26.1	44,509	1.6
Customer deposits*	50,410	14.9	43,752	18.0	13,456	(2.1)	11,380	(2.5)
Marketable debt securities*	—	(100.0)	25,615	32.1	12,727	88.5	11,371	237.2
Subordinated debt	—	—	1,442	(8.8)	576	461.9	368	(30.9)
Insurance liabilities	—	—	—	(100.0)	—	—	4,074	26.8
Due to credit institutions*	26	(30.5)	19,400	11.2	19,696	20.8	13,358	(35.4)
Other liabilities	52,810	17.3	8,735	(6.9)	1,087	0.8	1,696	(24.8)
Shareholders’ equity	7,650	14.8	3,713	23.0	2,494	47.1	2,261	7.5
Other customer funds under management	57,134	2.9	16,227	1.5	392	14.4	11,773	14.7
Mutual funds	48,377	(2.1)	12,512	(1.1)	333	11.7	6,160	4.0
Pension funds	6,448	9.5	1,614	5.7	60	32.1	1,453	40.7
Managed portfolios	—	—	832	50.6	—	—	355	(0.2)
Savings-insurance policies	2,308	—	1,269	0.4	—	—	3,806	28.9
Customer funds under management	107,544	8.2	87,036	17.6	27,151	29.6	34,892	35.1

(*)      Includes all stock of concept classified in the balance sheet
(**).- Impacted by reclassification from available -for-salefinancial assets. in like-for-like terms: +6%
January — March 2007     25

 Information by principal segments
Santander Branch Network
The Santander Branch Network began 2007 on the same positive note that it ended 2006. Year-on-year growth rates in the first quarter accelerated again and gross operating income, net operating income and attributable profit notched up new records. Attributable profit was EUR 460 million, 37.6% more than in the first quarter of 2006.
Profits were of a high quality as they came from a strong rise in gross operating income, a contained increase in costs and high credit quality.
Net interest income increased 21.1% to EUR 650 million, thanks to an appropriate balance between profitable growth in business and rigorous management of spreads, areas we have been working on in recent years.
Fees and gains on financial transactions with customers rose 15.6% to EUR 497 million. These revenues, together with net interest income, are the fruit of the strategic plans. The “We want to be your Bank” plan is contributing more customers, better linked, more satisfied and more loyal. Extending the plan’s benefits to new collectives such as the self-employed, professionals, shops, students, immigrants and shareholders is proving to be a positive move.
The structure of fees and trading gains is also coherent with these strategies. Those from business (risks:+12%; savings-investment: +29%) are rising and those from services falling (-6%), thus absorbing the investment in the “We Want to be your Bank” plan.
Gross operating income was EUR 1,147 million, 18.7% more than in the first quarter of 2006 and higher than the EUR 1,116 million in the fourth quarter.
This capacity to generate revenues is accompanied by moderate growth of operating expenses (+6.0%) resulting from the investments in the I-09 projects, destined to: boost our business capacity with the opening of new branches (+158 new openings since March 2006); take advantage of the new opportunities offered by the market in businesses such as immigrants, young people, shops and the self-employed, and strengthen others in order to take on new challenges in the mortgage markets, cards, consumer lending and companies.
Net operating income rose by more than 29.5% to EUR 691 million and consolidated the positive evolution in the efficiency ratio (4.4 p.p. better) which, including depreciation and amortisation, was 39.1%, one of the lowest in the Spanish market and also among the retail banks at the global level.
Credit risk quality was not eroded. The NPL ratio remained at 0.56% and coverage was 299%. This meant a moderate decline in net loan-loss provisions (-20.3%), enabling profit before tax to be 37.6% higher at EUR 639 million.
As regards business volume, loans grew 16% and customer deposits 16% year-on-year. In lending, mortgages grew 15%, leasing 18% and loans 19%. By segments, loans to individuals rose 14% and to companies 23%.
Demand deposits grew 10% and time deposits 29%. This reflected customers’ greater preference in recent quarters for these products rather than mutual funds. The Santander Branch Network remained the leader in mutual funds and their volume grew at a faster pace than the sector. As a result of this, the 9% growth year-on-year in pension funds and savings-investment insurance (which now amount to EUR 2,300 million), total customer funds increased by 8%.
26     January — March 2007

Information by principal segments
Banesto
The first quarter was a new period of balanced, efficient and profitable growth for Grupo Banesto. In line with the year’s goals, this saw greater generation of revenues which, combined with control of costs and of risk quality, produced significant improvements in gross and operating income and ratios. Attributable profit amounted to EUR 163 million, 10.5% more than in the first quarter of 2006 (affected by the sale of Urbis). On a like-for-like basis, growth in attributable profit was 24.6%.
Like other segments, Banesto’s figures were drawn up again in accordance with the criteria set out on page 20 of this report. The figures presented here, therefore, do not coincide with those published by Banesto itself.
Net interest income increased 18.1% to EUR 349 million, thanks to growth in business and appropriate management of prices and spreads.
Net fees and revenue from insurance rose 9.4% to EUR 167 million. Those from services increased 7.2% year-on-year, and those from mutual and pension funds maintained their growth pace and amounted to EUR 51 million, 4.6% higher than in the first quarter of 2006. Insurance generated revenues of EUR 12 million, 47.6% more.
Gains on financial transactions amounted to EUR 38 million and continued to be supported by the recurrent activity of distribution of treasury products to customers.
Gross operating income increased 14.7% to EUR 554 million.
Operating expenses was 4.7% higher than in March 2006, consistent with the Group’s discipline in cost control and within the objectives of efficiency and profitability set in the expansion plan for the branch network begun in 2006. The efficiency ratio improved from 45.8% in March 2006 to 42.0%.
Net operating income amounted to EUR 311 million, 21.3% more than in 2006.
The net loan-loss provision of EUR 54 million was 21.1% more than in the first quarter of 2006. The main component (EUR 44 million) were generic provisions, resulting from increased lending.
Profit before tax was up 19.8% at EUR 262 million.
Lending, excluding securitisations, amounted to EUR 65,791 million at the end of March (+28% y-o-y). That to the private sector increased 29%, with significant advances in all products: commercial loans rose 24%, secured loans 26% and other loans 34%.
The ratio of non-performing loans was 0.42%, down from 0.46% in March 2006. Coverage remained virtually unchanged at 393%.
On-balance sheet managed funds amounted to EUR 70,808 million, 22% more than in March 2006. Off-balance sheet mutual funds, pensions funds and savings-investment insurance are very similar, bringing the total managed funds to EUR 87,036 million, 18% higher than in March 2006.
January — March 2007     27

 Information by principal segments
Santander Consumer Finance
Consumer finance business continued to grow strongly in the first quarter. Attributable profit increased 31.8% year-on-year to EUR 166 million.
This performance was driven by the organic growth in traditional units and the incorporation of Drive, the auto finance unit in the US subprime segment which has enabled us to enter the US consumer market. It offers considerable growth potential, a high return and greater business diversification. .
Drive’s incorporation (in line with the features of its business) represents an important change in the profile of the area’s income statement. In relation to average managed assets, Drive has high spreads (more than 20%, four times higher than the rest of Santander Consumer Finance), lower costs (half of the rest) and high provisions (more than 10% compared to 1.2%-1.3% of the other units).
All of this produced a leap in the area’s gross operating income (+44.6%), a wider opening of the “jaws” (positive difference of 23.4 p.p. in the growth in gross operating income and costs) and an improvement of 5 p.p. in the efficiency ratio which for the first time was below 30% (29.7%). Net operating income was 55.5% higher at EUR 440 million.
In its first quarter as part of the Group, Drive registered solid monthly growth in business, better spreads and a lower ratio of non-performing loans. It was on line to meet its targets for the year.
The rest of the area’s units generated attributable profit of EUR 145 million, 15.5% more than in the first quarter of 2006. Their gross operating income increased 10.6%, with net fees up 23.8% and net interest income 9.3%. This performance was do to the managed portfolio rise 18.6% year-on-year and the lower spread in the face of the rise in interest rates in Europe, which was only partially offset by the gradual change in business mix toward products with a higher return.
The new lending of European units rose 12% overall (+31% in direct credit and +38% in revolving cards). The overall figure was affected by the slowdown in lending in Germany (+2%), particularly in cars, because of the rise in VAT in the first quarter which made consumers bring forward purchasing decisions in 2006.
Of note among the other geographic areas was the strong growth in Spain (+17%), Nordic countries and Eastern Europe (+23%) and the UK (+57%). These increases were positively affected by the investments made in 2006 in new projects such as “crédiagil” in Spain and mortgages in Poland, among others, which began to bear fruit.
Of note in funding was the good performance of Openbank which increased its deposits by 15% year-on-year and improved its customer spread after the rise in interest rates.
The operating expenses of the European units rose 8.7% year-on-year, reflecting the new developments and the expansion of infrastructure including mini branches in Germany. The performance of costs and revenues produced net operating income of EUR 314 million, 11.0% more than in the first quarter of 2006.
The net loan-loss provisions of the European units remained virtually unchanged from the fourth quarter of 2006 and were 21.2% higher than the first quarter, in line with the growth in lending and the greater proportion of segments with a higher return.
Credit quality ratios, including Drive, remained excellent and within the standards of consumer finance. The NPL ratio was 2.66% and coverage 114%.
Lastly, Russia’s Central Bank approved in the first quarter the acquisition of ExtroBank for around EUR 40 million. This auto finance company has two branches in Moscow, one in St. Petersburg, 300 employees and EUR 197 million of assets on the balance sheet.
28     January — March 2007

Information by principal segments
Portugal
Santander Totta generated attributable profit of EUR 132 million, 15.5% more than in the first quarter of 2006. Net operating income was 16.0% higher.
The main trends of 2006 continued in the first quarter of 2007, with growth in retail banking revenues and careful control of costs. Net interest income and gross and net operating income and attributable profit registered new quarterly records.
Gross operating income increased 11.9% to EUR 308 million. This was due to good management of prices and volumes, which pushed up net interest income by 6.8% (rises of below 5% in 2006), as well as a doubling of gains on financial transactions from customers.
The controlled rise in costs (+7.7%), well below the rise in gross operating income, produced a further improvement in the efficiency ratio from 44.6% in March 2006 to 43.0% a year later. This ratio compares very well with that of our competitors in Portugal.
Net operating income was 16.0% higher at EUR 174 million.
As regards non-performing loans, there was a provision release of EUR 6 million (similar to the first quarter of 2006). During the quarter, the criteria for registering non-performing loans were changed, applying more demanding ones unified with the Group’s regulations. Adjusting previous quarters to the new criteria, the NPL ratio on a like-for-like basis continued to improve quarter after quarter and coverage was 10 p.p. higher than in March 2006.
Lending to retail segments performed well (+10% to individual customers, +24% to SMES and businesses and +7% to companies). These increases are not reflected in the overall growth, which was only 6%, because of the reduction in the balances with large companies. Mortgages and consumer grew 10% and 26%, respectively.
Customer funds decreased 2%, affected, like lending, by the sharp fall in balances with large companies, as those of individual customers, companies, SMEs and businesses rose 7%. Mutual and pensions funds (+9%) and capitalisation insurance (+29%) continued to be the main vehicles for capturing funds.
Others
The rest of businesses (Wholesale Banking, Asset Management, Insurance and Banif) increased their gross operating income by 65.9%. Of note was the growth in wholesale business, which almost doubled its fees because of those from investment banking and securities.
Net operating income increased 82.1% to EUR 483 million and profit before tax rose 107.0%, due to the release of generic provisions in wholesale banking.
Attributable profit was EUR 396 million, almost double that in the first quarter of 2006.
Banif, thanks to its strategy in private banking, increased its gross operating income by 43.4% as a result of the good performance of net interest income and fees, which pushed net operating income up 71%.
January — March 2007     29

 Information by principal segments
United Kingdom (Abbey)
Abbey contributed EUR 300 million of attributable profit, 22.8% more than in the first quarter of 2006 (201 million, +20.1%). For the remainder of this chapter, figures are in sterling.
Excluding its life assurance business sold in 2006, whose results are recorded in “discontinued operations”, ordinary attributable profit was 37.7% higher. The main drivers were stronger revenues, lower costs and stable provision with improvement in efficiency and return.
Like the other segments, Abbey’s figures have been restated in accordance with the criteria on page 20 of this report. This means that the figures given below do not coincide with those published by Abbey in the UK.
Gross operating income increased 7.0% year-on-year in sterling, a higher growth rate than 2006 full year (+5.1%). This was largely due to an increase in net interest income (+9.7%), driven by improved spreads and business growth. Net fees decreased 2.7% due to lower revenues from current account charges, partially offset by higher fees from investment products. Trading gains increased 17.7% as a result of the good performance of Abbey Financial Markets.
Operating expenses were 4.4% lower. This reduction, together with the rise in gross operating income, improved the efficiency ratio to 50.8% (6.0 p.p. better than in March 2006) and pushed up net operating income by 21.2% year-on-year.
Net loan-loss provisions were 10.0% lower than those of the same period of 2006 due to the continued good quality of mortgages and a tighter policy in personal loans. The NPL ratio was 0.55% at the end of March and coverage was 81%, both significantly better.
Customer loans stood at EUR 192,666 million, 8% more than a year earlier, and total deposits amounted to EUR 112,292 million (+1% in local currency).
New lending in the first quarter gave priority to holding and/or improving the spreads on the various products.
Gross mortgage lending rose 7% (9.4% market share), with a good performance in all channels driven by new offers with very competitive conditions in addition to the launch of a Buy to Let proposition in the fourth quarter of 2006. The 11% rise in the level of mortgage prepayments (11.3% market share) coincided with UK base rate rises and put the market share of net mortgage lending at 5.4% in the first quarter.
Gross UPLs declined 58% year-on-year reflecting our increased focus on improved branch sales and lending to existing customers. This was offset by a significant improvement in the spreads on new business (40% higher than in the first quarter of 2006) driven by revised scorecards and an increase in the share of non-internet lending.
As regards retail deposits, there was a change of business mix towards products with greater spreads and as a result overall flows were impacted by outflows from lower spreads products, particularly cahoot. Excluding outflows from low/negative spread accounts, the performance was well ahead of prior years and spreads were over 19 b.p. higher than the first quarter of 2006. In investments, API rose 27% and the return was higher.
This performance was also supported by the launch of new products in the first quarter such as 8.1% Super ISA. Direct ISA and 50+ Saver and further productivity gains in the sale of investment products (+35% y-o-y).
Abbey continued to attract new customers, underscored by the opening of 108,000 accounts in the first quarter, driving current account balances up 10%.
30     January — March 2007

Information by principal segments
Latin America
Grupo Santander generated attributable profit of EUR 681 million in the first quarter, 10.1% more than in the same period of 2006 (+20.2% excluding the exchange rate impact). This figure was affected by changes to the perimeter (sale in 2006 of the pension fund management institution in Peru and placement in the market of 7.23% of Banco Santander Chile). Excluding this, ordinary attributable profit increased 12.5% (+23.2% without the exchange rate).
Retail Banking continued to be the driving force of the Group’s growth in the region. Its profit before tax rose 22.6% (+34.1% excluding the exchange rate). This performance reflected the strategic focus placed on boosting business and developing customer relationships particularly with individuals, SMEs and companies, combined with Latin America’s solid economic fundamentals.
Latin America maintains GDP growth above its historical average (between 4.5% and 5.0% forecasted for the this year, down from 5.2% at the close of 2006), on line to achieve the fourth straight year of the strongest expansion since the 1970s and with the best fundamentals.
Inflation is under control (5.6% in 2006 and a forecast of a similar rate this year), sound general government accounts (primary surplus and global budget deficit of less than 1% of GDP) and strong external accounts (current account surplus, growing international reserves and external debt at less than 20% of GDP). These factors support further cuts in official interest rates in 2007, in both nominal and real terms, which would spur economic growth and job creation, and increase access to loans by larger sectors of the population.
After three years (2003-2006) focused on growth in commercial businesses and development of recurring revenues, the emphasis in 2007 is on developing the business franchise by expanding the customer base and the degree of linkage, growth in anchor products (payroll, credit cards, consumer loans, insurance) and deepening business with individuals and SMEs. All of this while paying attention to risk quality and premiums adjusted to the growth profile.
The number of customers (individuals, SMEs, companies and institutions) increased by 0.5 million to 23.7 million at the end of March (plus 7.3 million participants in pension funds).
Anchor products played an important role in capturing and linking customers. The number of salary cheques paid into the accounts of the Group’s banks reached 4.5 million, the number of credit cards rose by 532,000 to 11.6 million, and consumer loans grew by 158,000 to 6.0 million.
This focus on developing the business franchise produced business growth higher than the market’s, especially in retail businesses. The Group’s market share in consumer lending and loans via credit cards increased by 134 b.p. in the year to March. The greater share of retail segment (individuals and SMEs) meant an increase in the risk premium, offset by the greater volume of revenues generated. The risk premium levels in March 2007 (1.73%) were well above those of a year ago (0.86%), but more in line with the fourth quarter (1.58%).
In order to keep on benefiting from the region’s increasing degree of “bankarisation”, the Group continued to invest in distribution channels. In 2006 268 branches were opened in net terms and in March another 70, bringing the total number of branches to 4,438 and ATMs to 14,222.
The main developments of the Group’s activity in Latin America in the first quarter of 2007 (all percentage changes exclude the exchange rate impact) were:
•	Strong growth in lending (+21%), particularly to individuals (+37%) and SMEs (+32%). The fastest rises were registered in
January — March 2007     31

 Information by principal segments
consumer loans (+37%) and cards (+64%). Mortgages increased 25% and other loans 16%. The market share in lending, in those countries where the Group is present, is 10.7% (excluding IPAB paper in Mexico).
•
Bank savings (deposits, excluding repos, and mutual funds) rose 19%. Deposits grew 11% and mutual funds 39%. Our market share of bank savings is 8.7%. Pension funds increased 7% (+20% excluding the impact of the sale of the business in Peru).

•	The market share of total banking business (loans, deposits and mutual funds) was 9.3% and 11.4% in pension funds.
•
Net interest income, spurred by the strong growth in business, increased 30.9%. Depending on the interest rate performance of countries, spreads remained virtually flat as a whole. In general, the fall in short-term interest rates tended to reduce spreads in Brazil and Mexico, particularly the latter. This impact was offset by growth in the most profitable segments (individuals and SMEs). In addition, the portfolios of securities improved their spreads because of the lower cost of financing.

•
The focus on strengthening the most recurrent revenues and, specifically, developing products and services that generate fees (credit cards, cash management, foreign trade, mutual funds and insurance) was reflected in the 21.6% rise in fees. Particularly striking was the growth in fees from credit cards (+38.3%) and insurance (+26.0%).

•	Net gains on financial transactions increased 12.8% because of customer activity and the realisation of capital gains by taking advantage of market opportunities, particularly in Brazil.
•
Gross operating income grew 27.2% and operating expenses 15.3% (average inflation of 5%). Costs grew because of the investments in technology and promotions incurred by our subsidiaries in their specific business expansion plans, including the development of installed capacity.

•	The efficiency ratio improved by 4.2 percentage points to 42.1% and net operating income was 37.4% higher.
•
The strong growth in lending and the change of business mix towards products and segments with a higher return, but also with a greater risk premium, produced a 91.0% rise in net loan-loss provisions, a rate that will decelerate as the year progresses. The ratio of non-performing loans was 1.50% at the end of March, 0.21 b.p. lower than a year earlier and NPL coverage was 160% (183% a year earlier).

•
By businesses, Retail Banking’s net operating income increased 50.0% and its profit before tax 34.1%. Global Wholesale Banking and Asset Management and Insurance registered growth of 14.5% in profit before tax and 15.1%, respectively.

The following factors regarding the impact of interest rates and exchange rates on business and converting figures into euros should be taken into account when analysing the financial information:
•
Average short-term interest rates, for the region as a whole, declined a little between the first quarter of 2006 and the same period of 2007, although the movements varied from country to country. They dropped in Brazil (-4.5 p.p.), Mexico (-0.8 p.p.) and increased in Chile (+0.5 p.p.), Puerto Rico (+0.8 p.p.), Argentina (+0.9 p.p.), Colombia (+1.8 p.p.) and Venezuela (+0.4 p.p.).

•
The earnings performance in euros was negatively affected by exchange rates. The dollar, the currency used to manage the area, depreciated 9.0% against the euro, on average, between the first quarter of 2006 and the same period of 2007. Latin American currencies performed differently against the dollar, but overall the movement was basically neutral. The Brazilian real strengthened and the Mexican and Chilean pesos depreciated a little. The average exchange rate of the Brazilian real depreciated against the euro from 2.64 to 2.76; the Chilean peso from 633 to 708 and the Mexican peso from 12.7 to 14.4.

Latin America. Results

	Gross operating		Net operating		Attributable profit
	income		income		to the Group
Million euros	Q1’ 07	Var. (%)	Q1’ 07	Var. (%)	Q1’ 07	Var. (%)
Brazil	961	19.5	547	33.5	225	13.4
Mexico	615	20.0	364	36.3	156	9.8
Chile	353	6.2	210	8.4	131	14.9
Puerto Rico	82	18.8	32	55.4	10	35.5
Venezuela	151	41.2	67	36.4	46	8.2
Colombia	32	(2.1)	10	(18.5)	8	(54.2)
Argentina	149	19.0	80	25.9	53	37.2
Rest	27	(37.2)	(2)	—	12	(46.7)
Subtotal	2,369	17.0	1,307	26.6	639	9.9
Santander Private Banking	75	13.6	47	14.4	42	13.7
Total	2,444	16.9	1,354	26.1	681	10.1
32     January — March 2007

Information by principal segments
Latin America. Main units

	Brazil		Mexico		Chile
Million euros	Q1’ 07	Var. (%)	Q1’ 07	Var. (%)	Q1’ 07	Var. (%)
Income statement
Net interest income	525	12.5	457	33.6	215	9.2
Inc. from companies accounted by equity method	0	(59.8)	0	—	(0)	—
Net fees	281	17.7	140	1.0	91	5.9
Insurance activity	21	154.8	10	63.7	10	25.0
Commercial revenue	828	15.8	607	24.7	316	8.5
Gains (losses) on financial transactions	133	49.7	8	(69.7)	38	(9.8)
Gross operating income	961	19.5	615	20.0	353	6.2
Income from non-financial services (net) and other operating income	(2)	—	(20)	13.3	(5)	104.2
Operating expenses	(413)	3.7	(231)	1.3	(138)	1.4
General administrative expenses	(381)	3.2	(212)	0.5	(126)	2.0
Personnel	(192)	(2.4)	(111)	3.3	(75)	1.7
Other administrative expenses	(190)	9.6	(101)	(2.4)	(50)	2.6
Depreciation and amortisation	(31)	9.2	(19)	11.2	(13)	(4.9)
Net operating income	547	33.5	364	36.3	210	8.4
Net loan loss provisions	(174)	70.5	(90)	201.4	(31)	(12.6)
Other income	(20)	—	(3)	(78.7)	12	—
Profit before taxes	352	14.6	271	20.5	190	21.1
Tax on profit	(124)	16.8	(66)	76.8	(31)	23.0
Net profit from ordinary activity	228	13.4	206	9.4	160	20.8
Net profit from discontinued operations	—	—	—	—	—	—
Net consolidated profit	228	13.4	206	9.4	160	20.8
Minority interests	4	11.9	50	8.2	29	56.2
Attributable profit to the Group	225	13.4	156	9.8	131	14.9
Balance sheet
Loans and credits*	14,614	30.3	13,750	4.5	15,494	1.6
Trading portfolio (w/o loans)	7,055	(15.8)	13,249	(6.3)	1,426	44.1
Available-for-sale financial assets	2,708	(57.1)	6,406	45.6	711	(41.2)
Due from credit institutions*	2,425	(69.7)	5,524	(30.0)	2,678	(39.9)
Intangible assets and property and equipment	664	75.4	365	15.8	301	(5.2)
Other assets	10,567	13.4	5,610	2.7	1,500	8.8
Total assets/liabilities & shareholders’ equity	38,034	(12.8)	44,904	(1.0)	22,110	(6.3)
Customer deposits*	18,288	58.3	22,631	(5.0)	13,372	0.8
Marketable debt securities*	947	0.9	996	(63.7)	1,467	(8.5)
Subordinated debt	1,510	273.3	58	(6.8)	690	13.1
Insurance liabilities	1,550	28.2	92	30.8	59	26.2
Due to credit institutions*	5,592	(71.5)	12,273	2.4	3,586	(32.2)
Other liabilities	7,172	3.8	6,800	57.1	1,520	49.6
Shareholders’ equity	2,975	1.5	2,054	(13.2)	1,416	(20.5)
Other customer funds under management	18,326	40.2	12,403	13.3	12,213	16.2
Mutual funds	17,558	41.0	9,017	17.7	3,811	29.6
Pension funds	—	—	3,386	3.2	8,402	11.0
Managed portfolios	768	25.0	—	—	—	—
Savings-insurance policies	—	—	—	—	—	—
Customer funds under management	39,071	50.5	36,088	(3.9)	27,742	6.8

(*)	Includes all stock of concept classified in the balance sheet
January — March 2007     33

 Information by principal segments
Brazil
Santander Banespa is one of the main franchises in Brazil. It has a market share of 4%-6% for the country as a whole and double that in the south-southeast of Brazil, the strategically key area for the Group, particularly in the state of Sao Paulo. The Group has 2,044 branches (net rise of 167 since March 2006) and 7.6 million customers.
After growth of 3.7% in 2006, the economy is expected to expand by around 4% in 2007, spurred by strong investment, the better business climate and a fall in nominal interest rates. The balance of payments remains solid. The country’s convergence towards investment grade and the gradual decline in interest rates create a favourable environment for growth in banking business, which requires further liberalisation measures
In this scenario, Grupo Santander is very well positioned: in 2006, the brand was unified, IT integrated and the banks in Brazil were merged into one (Santander Banespa). This year the Group will continue to focus on expanding its businesses: acquisition, linkage and retention of individual customers, growth in distribution businesses (auto finance, loans linked to deposit of payroll, credit cards), business with SMEs and companies and leveraging the Group’s global scope to consolidate a dominant position in global wholesale banking.
The number of customers rose by 804,000 in the year to March. Of them, 165,000 came from the agreement with the municipal government of Río de Janeiro (September 2006) to manage the salaries of its employees. This gives Santander Banespa a solid platform for profitable growth in one of Brazil’s most attractive markets. Also strategically important was the marketing of the Santander Light credit card (690,000 issued since August 2006). Other innovative products are the “Super Casa 20” and the “Multi Retorno Mais” and “Multi Retorno” mutual funds.
Lending rose 34% excluding the exchange rate impact. Particularly noteworthy was the rise in lending to individual customers (+27% year-on-year, +66% via credit cards +74% via loans linked to payroll deposit, +31% in auto finance and +34% to SMEs and companies). These growth rates produced a gain in market share to 6.0% (that for loans to individuals gained 42 b.p over the last 12 months).
Deposits and mutual funds increased 25%. Of note is the growth of mutual funds (44%) and especially in the retail segments (8.5% compared to a total market share in mutual funds of 5.0%).
Commercial revenue increased 21.3%, aided by the strong rise in business volumes and the growth in fees (+23.3%). Spreads, however, declined because of lower interest rates. Gains on financial transactions surged 56.9%, thanks to the revaluation of treasury positions and capital gains from the rotation of portfolios, taking advantage of the market opportunities provided by an environment of low interest rates.
Growth in costs was controlled (+8.6% compared to average inflation of 3.0%), in spite of the expenses incurred in ongoing business development plans. Net operating income was 39.9% higher.
Lastly, net loan-loss provisions increased 78.7%, as a result of greater lending and focusing the business model on products and segments with a higher risk, but with a greater return. The risk premiums of individual customers and SMEs tended to stabilise in relation to the fourth quarter of 2006.
Attributable profit was 18.8% higher at EUR 225 million (+13.4% in euros).
Retail Banking’s profit before tax increased 6.4%, Global Wholesale Banking’s was up 31.3% and Asset Management and Insurance’s 67.5%.
The efficiency ratio was 40.6% (6.2 p.p. better than in March 2006), the recurrence ratio was 73.8% (improvement of 9.0 p.p.) and ROE was 32.0%. The NPL ratio stood at 2.62% and NPL coverage was 99%.
34     January — March 2007

Information by principal segments
Mexico
Santander Serfin is the third largest banking group in Mexico by business volume, with a market share in loans of 15.0%, 16.2% in deposits and mutual funds and 6.5% in pensions. The Group has 1,038 branches (net rise of 26 since March 2006), 8.3 million customers (+2 million) and 3.0 million pension fund participants.
The economic outlook is very positive this year, with GDP growth of around 4% and investment rising by close to 10%. The Congress’s recent approval of pension reforms represents a significant step in structural reforms and sends a positive signal to public finances and the economy.
The strategic focus in 2007 continues to be on developing and linking customers, and profitable growth in business. The two main engines for increasing the number of customers are payment of payrolls into accounts and credit cards, while linkage is achieved through Santander Serfin’s own credit card, consumer lending and insurance.
In year to March 1.4 million new credit were cards issued for a total of 4.8 million and 43,000 new consumer credits were granted since December 2006. Of note were the “Crédito Nómina” and the “Crédito Efectivo.” As regards the deposit of payrolls, 1.9 million were paid into accounts (1.6 million in the first quarter of 2006).
Loans (excluding the IPAB paper, the former mortgage portfolio and restructured credits) increased 36% in local currency. Products for individual customers continued to grow the most. Consumer credit and loans via credit cards increased 79% year-on-year, producing a gain of 374 b.p. in the market share of these products in the last 12 months. The market share in new mortgages was 9.8%. Loans to SMEs increased 81%. Of note w as the growth in the “Crédito Agil” and “e-Pyme” products.
Deposits and mutual funds grew 8%. Of note was the 16% rise in demand deposits, again faster than the market average. Mutual funds increased 30%. As a whole, the market share in bank savings reached 16.2%.
Commercial revenue increased 41.3%. Net interest income was up 51.5%, positively benefiting from the strong growth in business volumes, especially loans to individuals, and from the increase in the spread on the lending portfolio, the result of appropriate management of prices and the greater share of more profitable loans.
Net fees and insurance grew 17.4%, while gains on financial transactions were 65.7% lower than in the first quarter of 2006, because of the capital gains generated in that period and the impact in that quarter on the value of portfolios of rises in long-term interest rates.
Operating expenses rose 14.8%, due to those linked to expanding the installed capacity and ongoing business development programmes. The combination of the growth in costs and the surge in gross operating income pushed up net operating income by 54.5%.
Net loan-loss provisions tripled as a result of the shift in lending towards products with a higher spread but also a greater risk. This, coupled with the increase in the tax burden (from 16% to 24%), led to a rise of 24.4% in net attributable profit (9.8% in euros), to EUR 156 million in the first quarter of 2007.
By segments, Retail Banking’s profit before taxes was 65.2%. The lower profits from Global Wholesale Banking and Asset Management and Insurance were due to the impact of trading gains in the first case and to pensions in the second.
The efficiency ratio improved by 6.9 p.p. to 37.3%, the recurrence ratio was 66.2% and ROE 25.4%. The non-performing loans ratio (0.83%) and coverage (241%) continued to underline the high credit risk quality.
January — March 2007     35

 Information by principal segments
Chile
Santander Santiago is the largest financial group in Chile (in terms of customers, distribution network and net profit). Its market shares are: 22.4% in loans 22.5% in deposits and mutual funds and 12.3% in pensions. It has 442 branches, 2.5 million customers and 729,000 participants in pension plans.
The economy continued to grow briskly (between 5.0% and 5.5% this year), thanks to a stronger industrial sector and investment. Employment continues to rise and inflation is close to the lower target range of the central bank, which shaved 25 b.p. off its key rate in January 2007. There could be further cuts this year.
Santander Santiago continued to focus on increasing the number of customers and their degree of linkage and on growing at a faster pace than the market, particularly in business with individuals and SMEs.
The denser distribution network (net rise of 32 branches since March 2006) and improvements in the quality of service helped to increase the number of customers by 9% and the number of linked ones by 22%.
The number of credit cards rose 13% and 30,000 consumer loans were granted since December 2006, 55% of which were by Banefe, the Group’s consumer banking and micro credit unit. The number of customers whose salaries are paid into their accounts increased 34% and we captured around half of the new accounts opened in the country.
The portfolio of loans to individual customers increased 19%. Of note was the 26% rise in consumer credits and loans via credit cards.
     The market share of lending to individuals reached 26.3% (+1.1 p.p. since March 2006). Loans to SMEs rose 24%. Deposits and mutual funds increased 19% and the market share was 22.5%.
In results (and always in local currency), gross operating income increased 18.9%. Net interest income was up 22.3%, thanks to the sharp rise in the most profitable segments and products of retail banking. Spreads were generally held. Revenues from fees and insurance grew 20.4%.
Operating expenses, despite the development of business infrastructure, rose 13.5% (inflation of 2.6%). Net operating income was 21.3% higher. Net loan-loss provisions were down 2.1%.
Attributable profit was 28.7% higher at EUR 131 million, (+14.9% in euros). Net profit (before the increase in minority interests from the placement of 7.23% of Banco Santander Chile in the fourth quarter of 2006) increased 35.2%.
Retail Banking’s profit before tax rose 48.3%, Global Wholesale Banking’s was 6.8% lower and that of Asset Management and Insurance was 20.3% higher.
The efficiency ratio was 1.8 p.p. better at 39.2%. The recurrence ratio was 72.1% and ROE 37.1%. The NPL ratio was 1.70% and coverage 148%.
El Efficiency ratio mejora 1,8 puntos, hasta el 39,2%. La recurrencia y el ROE se sitúan en el 72,1% y 37,1%, respectivamente. El ratio de morosidad es del 1,70% y la tasa de cobertura del 148%.
Others countries
Argentina
Banco Río is one of the country’s leading banks, with market shares of 10.1% in deposits plus mutual funds, 9.8% in loans and 19.1% in pensions. The Group has 368 branches (49 more than in March 2006), 1.9 million customers (+250,000 in 12 months and +29% in linked customers) and 2.3 million pension fund participants.
The economy’s fundamentals are solid. The current account is expected to be in surplus this year and also the general government budget. GDP is expected to continue to grow on a sustained basis.
36     January — March 2007

Information by principal segments
The strategy this year focuses on developing customer business, following the cleaning up of the portfolio of government securities in 2005 and 2006 (done in Spain in 2002). Government securities ($300 million) were sold in the first quarter, reducing the exposure to the public sector to 13% of assets.
Lending rose 46% year-on-year, mainly to individuals (+66%) and SMEs (+65%). The bank has been particularly active in marketing consumer loans and credit cards (more than 37,000 loans in the year to March and 61,000 cards). Of note was the “Super Préstamo 1000/30 loan. In both products combined the bank gained 129 b.p. in market share over the last 12 months. Deposits plus mutual funds rose 44% (+0.4 p.p. in market share).
Attributable profit amounted to EUR 53 million, (+51.3% excluding the exchange rate impact and +32.7% in euros). Gross operating income rose 31.2% compared to an increase of 23.0% in costs, improving the efficiency ratio by 2.7 p.p. to 46.0% The recurrence ratio was 98.9%, the NPL ratio stood at 1.13% and coverage was 252%.
Puerto Rico
Santander Puerto Rico is one of the island’s largest financial institutions. It has 140 branches, 333,000 customers and market shares of 10.4% in loans, 11.5% in deposits and 22.8% in mutual funds.
The economy was in recession in the first quarter of 2007, affecting both the pace of banking business growth, which is slowing down, and profitability, under pressure from lower growth in activity and the rise in risk premiums.
In this environment, the Group is focusing on developing business with individual customers (consumer loans and mortgages) and companies, and is paying particular attention to asset quality. Lending increased 15%, without the exchange-rate impact, while deposits (excluding repos) and mutual funds rose 7%.
Attributable profit was EUR 10 million, +47.8% excluding the exchange rate impact (+35.5% in euros). Commercial revenue was 22.7% higher and costs 12.8%. The efficiency ratio was 61.4%, the recurrence ratio 39.2% and ROE 9.1%. The ratio of non-performing loans was 1.98% and coverage 154%.
Venezuela
Banco de Venezuela is one of the country’s largest banks, with market shares of 13.1% in loans and 10.8% in deposits. It has 282 branches and 2.5 million customers (+388,000 since March 2006).
Oil prices remained at historically high levels, fuelling strong growth in the Venezuelan economy and generating a continued surplus in both the general government sector and the current account. Excess liquidity continued to exert downward pressure on interest rates.
The focus this year is on boosting recurrent revenues, through growth in lending to individuals, transactional deposits and fee-generating services. As a result of this strategy, total lending grew 77% and 144% in credit via cards and 134% in consumer credits (“Crediauto”, “Credinómina”). Growth in loans to SMEs was also impressive at 143%. While deposits plus mutual funds grew 52%, demand deposits increased 72%.
Attributable profit was EUR 46 million, +18.0% excluding the exchange rate impact (+8.2% in euros). Commercial revenue was up 52.2% and costs 60.5%, both in local currency (18.5% inflation).
The efficiency ratio was 48.2% and the recurrence ratio 55.1%. ROE was 44.4%, the NPL ratio stood at 0.85% and coverage was 493%.
Colombia
The Group’s market shares in Colombia are 3.0% in loans and 2.6% in deposits plus mutual funds.
Against a favourable environment of economic and financial stability, the Group is focusing on developing its franchise and on selective business growth, particularly in the retail segments. Lending to individual customers and SMEs rose 16% (gain of 84 b.p. in the market share of mortgages and 36 b.p. in consumer loans), and deposits and mutual funds decreased 2%.
Attributable profit was EUR 8 million, 51.0% less than in the first quarter of 2006 excluding the exchange rate impact, largely because of higher gains from financial business, and the extraordinaries generated in the first quarter of 2006. The NPL ratio was 0.40% and coverage 554%.
Uruguay
Attributable profit was EUR 7 million.
Santander Private Banking
This unit’s attributable profit was 24.0% higher at $54 million, thanks to the 24.7% rise in net operating income.
The main objectives in 2007 are to increase the volume of managed assets, which already exceed $30,000 million, provide customers with a consistently high quality service and successfully integrate the portfolio of customers acquired from Bank of America.
In order to achieve the latter objective, Santander Private Banking developed a plan to hire the sales force responsible for relations with customers in Bank of America and it opened new offices in the US. This team includes 24 experts in Asian customers.
January — March 2007     37

 Information by principal segments
Financial Management And Equity Stakes

			Variation
Million euros	Q1’ 07	Q1’ 06	Amount	(%)
Income statement
Net interest income (w/o dividends)	(394)	(256)	(139)	54.2
Dividends	3	14	(11)	(75.7)
Net interest income	(391)	(241)	(149)	61.8
Inc. from companies accounted by equity method	56	126	(70)	(55.2)
Net fees	12	(4)	16	—
Insurance activity	(1)	0	(1)	—
Commercial revenue	(323)	(119)	(204)	171.6
Gains (losses) on financial transactions	(132)	(126)	(6)	4.5
Gross operating income	(455)	(245)	(210)	85.6
Income from non-financial services (net) and other operating income	(5)	(2)	(3)	124.3
Operating expenses	(193)	(165)	(28)	17.1
General administrative expenses	(126)	(111)	(15)	13.8
Personnel	(48)	(58)	10	(18.0)
Other administrative expenses	(79)	(53)	(26)	49.1
Depreciation and amortisation	(67)	(54)	(13)	23.9
Net operating income	(653)	(412)	(241)	58.4
Net loan loss provisions	9	(0)	9	—
Other income	(149)	(43)	(107)	249.0
Profit before taxes	(794)	(456)	(338)	74.2
Tax on profit	304	227	78	34.2
Net profit from ordinary activity	(489)	(229)	(261)	114.0
Net profit from discontinued operations	—	0	(0)	(100.0)
Net consolidated profit	(489)	(229)	(261)	114.0
Minority interests	6	38	(32)	(83.5)
Attributable profit to the Group	(496)	(267)	(229)	85.8
Balance sheet
Trading portfolio (w/o loans)	1,181	1,256	(74)	(5.9)
Available-for-sale financial assets	9,960	42,534	(32,574)	(76.6)
Investments	4,839	2,933	1,906	65.0
Goodwill	14,368	14,012	356	2.5
Liquidity lent to the Group	79,294	53,001	26,293	49.6
Capital assigned to Group areas	34,505	29,315	5,190	17.7
Other assets	37,116	29,010	8,106	27.9
Total assets/liabilities & shareholders’ equity	181,263	172,061	9,202	5.3
Customer deposits*	187	617	(431)	(69.7)
Marketable debt securities*	82,731	62,202	20,528	33.0
Subordinated debt	19,303	14,612	4,692	32.1
Preferred securities	—	—	—	—
Other liabilities	35,640	56,223	(20,582)	(36.6)
Group capital and reserves	43,402	38,407	4,995	13.0
Other customer funds under management	—	—	—	—
Mutual funds	—	—	—	—
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—
Customer funds under management	102,221	77,432	24,789	32.0

(*)	Includes all stock of concept classified in the balance sheet

38     January — March 2007

Information by principal segments
Financial Management and Equity Stakes
This area is responsible for a series of centralised activities and acts as the Group’s holding entity, managing all capital and reserves and assigning capital and liquidity to the other businesses on the basis of the criteria set out on page 20 of this report.
The cost of liquidity, via the transfer of funds to various businesses, is done at the short-term market rate, which was 3.70% in the first quarter of 2007 (2.47% in the same period of 2006).
The area registered a loss, as is usual, of EUR 496 million (EUR 267 million loss in 1Q06).
Gross operating income was EUR 455 million negative, EUR 210 million lower than in the first quarter of 2006. This fall was due mainly to two negative impacts: the effect on net interest income that the rise in interest rates had on the cost of financing, reduced profits by the equity accounted method because of the lower results recorded in this line by Cepsa.
Costs rose by EUR 28 million (+171%), because of the greater expenses incurred from the development of the single brand and those associated with sponsorship and Santander’s 150th anniversary, as well as an increase in the amortisation of intangibles (+EUR 13 million).
Net loan-loss provisions were EUR 9 million, reflecting the net amount between the country-risk provisions from intragroup operations and the release of NPLs from one-off reductions of negative balances in mutual and correspondent accounts.
“Other income” was negative in both years because of various provisions and allowances recorded here, such as pension charges.
A more detailed analysis of the area’s subsegments:
•	Equity Stakes: this sub segment centralises the management of equity stakes in financial and industrial companies.
The main developments between the two periods (Q1’06 and Q1’07) were: the acquisition of 24.8% of Sovereign Bancorp and the sale of 4.8% of Sanpaolo IMI. At the end of March 2007, Grupo Santander’s stake in the new bank Intesa Sanpaolo was 1.7%.
At the end of March 2007, the unrealised capital gains in listed financial and industrial stakes remained at more than EUR 4,000 million.
•
Financial Management: this area carries out the global functions of managing the structural exchange rate position, the structural interest rate risk of the parent bank and the liquidity risk. The latter is conducted through issues and securitisations. It also manages shareholders’ equity.

The cost of hedging the capital of the Group’s non-euro denominated investments is another activity. The current hedging policy is aimed at protecting the capital invested and the year’s results through various instruments that are deemed to be the most appropriate for their management. The main units with exchange rate risk, except for Brazil, continued to be hedged in 2006 and the first quarter of 2007.
The losses on financial transactions were due to losses registered by exchange rate differences, mainly on dividends from subsidiaries and from the reduced value of equity operations. In the first quarter of 2006 the allowances for hedging interest rates was recorded in this line.
This sub segment also manages shareholders’ equity, the allocation of capital to each business unit, and the cost of financing investments. This means that the contribution to earnings is usually negative.
January — March 2007     39

Information by secondary segments
Income statement and business volumes secondary segments

	Operating		Retail		Global		Asset Management
	business areas		Banking		Wholesale Banking		and Insurance
Million euros	Q1’ 07	(%)	Q1’ 07	(%)	Q1’ 07	(%)	Q1’ 07	(%)
Income statement
Net interest income	3,899	22.8	3,562	23.6	325	14.6	12	35.1
Inc. from companies accounted by equity method	4	(16.9)	4	(16.9)	—	—	—	—
Net fees	2,075	19.2	1,597	11.7	325	108.3	154	(1.7)
Insurance activity	96	45.3	0	—	—	—	96	45.0
Commercial revenue	6,074	21.8	5,163	19.6	650	47.8	262	13.0
Gains (losses) on financial transactions	624	16.7	337	18.1	281	18.6	6	(51.3)
Gross operating income	6,698	21.3	5,499	19.6	931	37.6	268	9.8
Income from non-financial services (net) and other operating income	(13)	—	(6)	—	(7)	(20.6)	(0)	(91.7)
Operating expenses	(2,757)	6.9	(2,455)	6.3	(207)	10.9	(95)	13.6
General administrative expenses	(2,516)	6.9	(2,241)	6.5	(186)	10.0	(88)	11.0
Personnel	(1,503)	5.5	(1,339)	5.1	(116)	9.8	(48)	5.3
Other administrative expenses	(1,013)	9.2	(903)	8.7	(70)	10.3	(41)	18.6
Depreciation and amortisation	(241)	6.5	(214)	4.2	(21)	20.1	(7)	59.2
Net operating income	3,928	33.4	3,038	31.9	717	48.9	172	8.0
Net loan loss provisions	(679)	35.7	(723)	59.4	44	—	(0)	—
Other income	47	136.2	19	—	34	(10.0)	(5)	204.4
Profit before taxes	3,297	33.7	2,334	27.2	795	68.5	167	5.7
Business volumes
Total assets	846,327	7.4	674,358	6.1	154,173	8.3	17,796	80.9
Loans and credits	530,093	17.6	484,443	16.3	45,508	33.2	142	(12.0)
Customer deposits	326,924	7.7	284,807	10.8	42,117	(9.5)	0	(99.3)
Retail banking
The Group’s Retail Banking generated 82% of the operating areas’ total gross operating income in the first quarter of 2007 and 71% of profit before tax (EUR 2,334 million, 27.2% more than in the same period of 2006). Continental Europe, Abbey and Latin America all performed well.
Gross operating income was 19.6% higher at EUR 5,499 million. Net interest income increased 23.6%, spurred by greater business and better customer spreads, and net fees rose 11.7%.
Operating expenses grew 6.3%, well below the rise in gross operating income. As a result, the efficiency ratio for the whole of Retail Banking was 5.3 p.p. better and for the first time was below 45% (43.6%).
Net operating income increased 31.9% to EUR 3,038 million.
Net loan-loss provisions were 59.4% higher than in the first quarter of 2006 because of the greater volume of lending and the entry into more profitable segments and products, but with a greater risk premium, as well as the incorporation of Drive which, given its business structure, has a larger relative impact in this line of business than in others.
Customer lending rose 16% and deposits 11% in the year to March.
•
Retail Banking in Continental Europe continued the growth trends in volume and earnings of the last two years. Net interest income rose 27.5%, net operating income 31.2% and profit before tax 27.2%. All units (Santander Branch Network,

40     January — March 2007

Information by secondary segments
Banesto Retail, Santander Consumer Finance, Portugal Retail and Banif) grew at a brisk pace.
The first quarter of 2007 includes, for the first time, the results of the US company Drive. Excluding it, profit before tax was 23.3% higher.
As in 2006 there were three main drivers: business growth (+21% in lending and +12% in deposits), good management of prices in an environment of rising interest rates and selective growth in costs. The efficiency ratio was 38.8% (43.1% in the first quarter of 2006).
•
Net operating income generated by Abbey’s Retail Banking was 23.8% higher, thanks to the 10.7% rise in gross operating income and containment of costs, which were slightly lower. The combined effect was an improvement in the efficiency ratio of almost 5.5 p.p. (from 56.3% in Q106 to 50.8% a year later). As a result of slightly lower loan loss provisions, profit before tax was 35.5% higher (32.5% in sterling).

•
The good earnings performance of Retail Banking in Latin America was due to strong growth in customer business, the good performance of net interest income and net fees, and control of costs which was compatible with business development. Commercial revenue increased 20.3%, net operating income 37.5% and profit before tax 22.6%. The respective increases, excluding the exchange rate impact, were 30.9%, 50.0% and 34.1%, respectively.

The strategy based on increasing the number of individual customers and SMEs, developing anchor products, such as payroll and credit cards, and the focus on more profitable products in all countries was generally reflected in these increases.

The performance of the three main countries (Brazil, Mexico and Chile) was very good. Their commercial revenue (in euros) grew 18.8%, a pace which reached 38.6% in net operating income and 24.9% in profit before tax. Excluding the exchange rate impact, the growth rates were 29.3%, 51.2% and 36.8% respectively.
Private banking generated profit before tax of EUR 69 million, 16.1% higher than in the first quarter of 2006 and largely thanks to the good performance of revenues which were over 25% for the most recurrent revenues.
Retail Banking. Results

	Gross operating		Net operating		Profit before
	income		income		taxes
Million euros	Q1’ 07	Var. (%)	Q1’ 07	Var. (%)	Q1’ 07	Var. (%)
Continental Europe	2,637	21.7	1,596	31.2	1,279	27.2
o/w: Spain	1,886	17.2	1,113	26.0	971	30.7
Portugal	262	6.8	136	5.8	131	3.2
United Kingdom (Abbey)	954	10.7	476	23.8	400	35.5
Latin America	1,907	21.5	966	37.5	655	22.6
o/w: Brazil	713	17.0	338	31.0	163	1.5
Mexico	514	31.6	299	65.1	205	45.8
Chile	288	12.4	165	18.4	145	32.5
Total Retail Banking	5,499	19.6	3,038	31.9	2,334	27.2
January — March 2007      41

Information by secondary segments
Global Wholesale Banking
This segment, managed by Santander Global Banking & Markets, contributed 14% of total gross operating income and 24% of profit before tax (EUR 795 million, 68.5% more than in the first quarter of 2006).
These good results were due to the increasing contribution of businesses with greater value-added (global transactional banking, investment banking and markets) which accelerated the growth in customer revenues to 51% year-on-year and to the release of generic provisions.
The strong growth in customer revenues reflects the return on the investment made over the last few years in product and business capacity applied at a decisive moment in corporate operations in the regions where we operate, together with the Group’s notable involvement in large operations in Spain in the last few quarters.
Gross operating income was 37.6% higher, spurred by net fees which doubled because of the sharp rise in advisory activities, structured finance and trading of securities. Net interest income increased 14.6% and gains on financial transactions increased 18.6%, with a larger share from those generated by customers.
Costs rose 10.9% because of the investment in development projects in the areas of markets and global transactional banking. They grew, however, at a much slower pace than gross operating income and produced a strong gain in the efficiency ratio of almost 5 p.p. to close to 20%.
Net operating income was 48.9% higher at EUR 717 million and profit before tax increased 68.5% due to the release of generic provisions as a result of the decline in the area’s risk, mainly due to some one-off operations reaching close to their definitive structure.
Santander Global Banking & Markets continued to consolidate the global focus of business by increasing the number of globally managed customers and strengthening the area’s product management capacities. The business model is structured in a double (customer-product) vector.
In the customer vector, the Global Customer Relationship Model, which manages the main corporate and institutional customers, increased its perimeter with the addition of 121 new customers, mostly from Latin America and previously managed by Retail Banking. Gross operating income generated by this model, on a like-for-like basis after adjusting 2006’s figures to the new perimeter, was 87% higher at EUR 379 million, reflecting the strong activity increase arisen from the participation on important corporate operations.
The product vector has three large areas:
1) Global Transactional Banking
This area, which covers global cash management, basic financing, trade finance and custody, grew 5% year-on-year impacted by the lower revenues from basic financing.
By products, the largest increase in business and revenues came from cash management, with strong growth in all geographic areas (+22% in Latin America and +20% in Europe).
2) Global Investment Banking.
This area continued to do well in the markets where we operate and in all business areas (corporate finance, structured finance and asset and capital structuring). Gross operating income was four times more than in the first quarter of 2006.
In Corporate Finance, business growth was maintained by the development of our knowledge of sectors at the global level which enabled us to participate in 87 operations. Of note in mergers and acquisitions were the following: advice provided to Grupo Ferrovial in the sale of its real estate division to Habitat for EUR 2,200 million and the privatisation of Empresa Colombiana de Gas for $1,400 million, the largest in Colombia’s history and where Santander advised the government on how to sell and structure the company. In fixed-income origination, several placements totalling close to EUR 2,500 million were made in which Santander was the book runner.
The structured finance area was also very active in closing 48 operations in the first quarter. Of note in trade finance were agreements with several toll road companies and in financing acquisitions, the acquisition of Avanza and the already mentioned deal between Habitat and Ferrovial Inmobiliario. In syndicated loans, of note was Santander’s participation as mandated lead arranger in financing FCC’s purchase of Waste Recycling Group, Iberdrola’s acquisition of Scottish Power and financing Vodafone’s acquisition of Hutchinson Essar in Europe.
The magazine Euromoney recognised the Group’s good performance in this area by awarding Santander Global Banking & Markets five Deal of the Year 2006 awards in the category of Project Finance Americas to the following operations: Conipsa (Mexico), Ate II (Brazil), Ibermex (Mexico), Indiana Toll Road (US) and Canaport (US).
Lastly, in Asset and Capital structuring, Santander continued its focus in innovation on designing structures for asset financing and optimisation of capital. More than 40 loan optimisation operations were closed in the first quarter, as well as an off-take contract for
42     January — March 2007

Information by secondary segments
emission rights with FC2E and the incorporation of new solar power investment projects for BP Solar.
3) Markets.
This area covers global treasury activities and distribution of equities. Gross operating income was 19% higher, backed by solid activity with customers (+27%).
Global treasury’s gross operating income was 13% higher than the first quarter of 2006 mainly because of revenues from customers which increased 17% year-on-year, thanks to the high contribution of Santander Global Markets (SGM) with wholesale customers and Santander Global Connect (SGC) with retail customers.
Of note by geographic areas were Spain and Portugal whose revenues from customers were 58% higher than in the first quarter of 2006, driven by the increasing contribution of Santander Global Markets which is in a phase of acceleration. This contribution is the result of the participation in significant operations with wholesale customers, value-added solutions and strong activity, as well as productive management of the associated flows and books.
Santander Global Connect continued to make a notable contribution, underscored by the success of its collaboration model with retail networks, which is being extended to the rest of the Group’s treasuries.
A good example of this strategy is the growth in Portugal in customer revenues which tripled those obtained in the first quarter of 2006, after large sales of structured derivative products to the country’s main companies.
In Latin America, Santander continued to be the region’s benchmark in treasury. All treasuries had a good quarter, although lower than a year earlier which was the highest of the year. The drivers were strong activity and efficient management of proprietary business in a volatile environment.
Of note in Brazil was activity with corporate and institutional customers in a seasonally low quarter when we continued to achieve greater diversification by products and segments.
In Mexico, Santander remained the leader in the currency, fixed income and organised derivatives markets, focusing on clients as well as professional markets. The SGC project in cooperation with retail banking was also being speeded up.
Chile remained the leader in currency, fixed income and local derivatives markets. The SGC project launched at the beginning of 2006 continues to help achieve recurrent revenues, backed by innovation in products.
Lastly, revenues from equity business were 67% higher than in the first quarter of 2006, due to participation in significant operations and our solid position of leadership in brokerage business Spain (market share of 11.14% including Banesto Bolsa).
January — March 2007     43

Information by secondary segments
Asset Management and Insurance
This segment accounted for 4% of gross operating income and 5% of profit before tax. The latter was EUR 167 million.
Revenues from insurance (+45%) offset the decline in net fees, largely due to the smaller contribution of Mexico’s pensions and the impact of exchange rates on Latin America’s revenues. Gross operating income increased 9.8% year-on-year, lower than the 13.6% rise in costs, and so net operating income only grew 8.0%.
Taking a broader look, based on revenues generated for the Group by mutual and pension funds and insurance, including those recorded by the distribution networks, revenues amounted to EUR 967 million, 17% more than in the first quarter of 2006 .
These increases and others in the rest of this section are calculated on a like-for-like basis after eliminating the impact on results of the businesses sold in 2006 (Abbey’s life assurance and Peru’s pensions) which are recorded as “net profit from discontinued operations.”
Asset Management
Santander Asset Management’s global business of mutual and pension funds generated EUR 525 million of fees for the Group, 2.9% more than in the first quarter of 2006. Profit before tax, after deducting operating expenses and fees paid to the networks, was 14.8% lower at EUR 83 million because of the regulatory pressure in Latin American pension business.
Total managed assets were EUR 161,000 million (+12% y-o-y). The strategy continued to focus on developing platforms for transnational investment, improving the product mix, launching innovative products and optimising efficiency in order to improve operating margins.
In Spain, within traditional asset management, the Group manages more than EUR 68,000 million in funds and investment companies and is the leader (market share of 24% in real estate funds according to Inverco). The dividend and mixed funds are the most popular ones for investors. Santander Asset Management captured the largest volume of these products and Santander Dividend Europe was the most sold equity fund in the first quarter.
Pension plans under management in Spain amounted to EUR 10,000 million, 10% more year-on-year and driven by individual plans (more than 80% of the total).
In Portugal, mutual and pension fund management focused on launching value added products, enabling it to improve its average commission. Managed assets were 9% higher than in March 2006 at EUR 7,600 million.
The UK, where we had EUR 14,400 million of assets under management at the end of the first quarter, is moving forward according to plan.
The mutual funds in the main Latin American countries performed well. In Brazil, with almost EUR 17,600 million under management (+44% y-o-y in local currency), we reached the 5th spot in the market by volume as a result of the success of the multi-market funds. In Mexico (EUR 9,000 million under management) and Chile (EUR 3,800 million) the increases were more than 30% in local currency. Of note among the other countries with their own networks were Argentina (+69%) and Puerto Rico (+14%).
Meanwhile, Santander Asset Management maintained a strong presence in alternative management products (more than EUR 10,000 million). Of note here were:
•
The solid growth of Optimal in managed assets (+32% y-o-y excluding the exchange rate) and in the performance, despite the market’s turbulence. In the Spanish market, Optimal Alternative Management participated with Santander Asset Management in the hedge funds launched in 2006: Santander Dinámico Alternativo and Banesto Dinámico Alternativo.

Asset management and Insurance. Results

	Gross operating		Net operating		Profit before
	income		income		taxes
Million euros	Q1’ 07	Var. (%)	Q1’ 07	Var. (%)	Q1’ 07	Var. (%)
Mutual funds	92	2.1	54	1.3	53	(0.5)
Pension funds	66	(11.7)	30	(31.8)	29	(32.4)
Insurance	110	39.1	89	41.1	84	38.3
Total Asset Management and Insurance	268	9.8	172	8.0	167	5.7
44     January — March 2007

Information by secondary segments
•
In real estate funds, where we are the clear leader in Spain (market share of 46% according to Inverco), the management capacities of the investment companies for private banking customers were widened.

•	In venture capital funds, Santander Private Equity managed EUR 310 million at the end of March 2007.
Lastly, pensions business in Latin America continued to be affected by the regulatory pressures on commissions in most markets. The volume under management, however, increased 20% in local currency on a like-for-like basis in the year to March. Of note was the growth in Chile (+25% to EUR 8,400 million), Argentina (+20% to EUR 4,300 million) and Mexico (+14%; EUR 3,400 million). Only Colombia registered growth in local currency below two digits (8%; EUR 2,200 million).
Insurance
Global insurance business, managed by Santander Insurance, generated total gross operating income (fees and revenues) of EUR 442 million (+40% y-o-y), 6.6% of the operating areas’ total. Its total contribution to the Group, the sum of profit before tax (EUR 84 million) and fees paid to the network, was EUR 420 million (+40.3% more than in Q106).
The division continued its strategic developments in order to lay the foundations for the global business model in all the Group’s units. All the insurance units in the various geographic areas performed well.
Continental Europe, which accounts for 56% of the Group’s total contribution, registered strong growth in all its units. Spain increased its contribution to EUR 122 million (+85% y-o-y), due to its expanded and improved range of products combined with intensive marketing. New products performed well, especially insurance-savings in the Santander Branch Network because of their financial-fiscal return, and extending coverage of death, incapacity and unemployment to products that do not include it such as the direct deposit of payroll cheques and direct debits. Premium income rose strongly (to around EUR 1,000 million).
In Portugal insurance linked to loans grew strongly and, above all, capitalisation-savings products. The total contribution to the Group was 66% higher at EUR 27 million.
Santander Consumer Finance kept up a strong pace of growth in credit-linked insurance. Its contribution via fees increased EUR 89 million, 22% more than in the first quarter of 2006.
UK’s total contribution was EUR 68 million, 3% more than in the first quarter of 2006 in sterling on a like-for-like basis. The product mix was better and there was a larger contribution from the distribution of general insurance and life-protection. The distribution agreements reached after selling the life assurance business, allow Abbey to relaunch its selling capacity in this type of products now being developed by Resolution.
Latin America generated 28% of the total contribution (EUR 116 million; +56% y-o-y in local currency). The drive in marketing products via the branch networks and the development of streamlined and transparent life-risk products increased the contribution from all countries (high double digit growth).
January — March 2007     45

 Corporate Governance
On March 26, the Board appointed Isabel Tocino an independent director by co-option. She covered the vacancy produced by the resignation of Mr. Jay S. Sidhu on December 31, 2006. Her appointment will be submitted for ratification by the AGM.
The Bank published its 2006 Annual Report on April 20, 2007 and the reports of the Audit and Compliance Committee and the Appointments and Remuneration Committee. The latter document includes, for the first time, the Report on the Remuneration Policy for Directors, which the Board prepared under the terms of Article 27.1 of its Regulations and will be presented at the AGM.
Under the process of adapting to the Report of the Special Working Group on Good Governance of Listed Companies in Spain, of May 19, 2006 (the “Unified Code”), undertaken by the Bank, the Board agreed at its meeting on March 26, 2007 to make some changes to its internal regulations, affecting both the Regulations of the Board, as well as the Regulations of Shareholders’ Meetings and the corporate By-laws. The changes to the Board’s Regulations were directly approved by the Board, while those for the Regulations of Shareholders’ Meetings and the Corporate by-laws will be submitted for approval to the AGM. The Board has already reported favourably on them.
Between April 20 and the date of the AGM, the Group’s website is showing a comparison in two columns marking the changes in the text of the Board’s Regulations. The proposed changes to the Corporate By-laws and the Regulations of Shareholders’ Meetings, in comparative texts, will be available on the Group’s website as of the date of the calling of the AGM.
Lastly, the corporate services division of ICS Europe (previously, Deminor Rating) accorded the Bank a rating of 8.5 out of 10 in 2006 (8.0 in 2004 and 2005). The rating measures on a scale of 1 (“doubtful practices”) to 10 (“best practices”) the structure and functioning of the Bank’s corporate governance. In the opinion of ICS Europe, Santander is one of the leading companies in Continental Europe in good governance matters, having attained a high rating in each of the areas analysed. Of note is the quality of Santander’s institutional information, where it obtained a particularly high score.
The full ICS Europe report is on the Group’s website (www.santander.com).
46     January — March 2007

Corporate Social Responsibility
Santander Universities
Santander Universities incorporated to its cooperation network two UK universities — Cass Business School and University College London. International mobility programmes with other academic institutions with which Santander has agreements will be developed.
In Spain, we were involved in the “Digital Atlas of Spain’s Universities”, a project conducted by the University of Cantabria to analyse the situation of the country’s higher education and help in future strategic planning.
In line with the objective of strengthening the Latin American dimension of Santander Universities, the Portugal-Brazil programme of scholarships was presented in Lisbon. This will benefit 324 students from 31 universities in these two countries.
Another international exchange programme (Santander-University of Salamanca Scholarships) granted funds to 156 students from 20 Latin American universities for doctorates, degrees and post doctorate research.
Santander cooperates with the Campus Comillas Foundation, which began to organise conferences and seminars with experts in order to become an international reference in training, research and dissemination of the Spanish language and Hispanic culture.
For the third year running, Santander Universities sponsored the Uniemprendia programme in Spain, which selects and trains student entrepreneurs and supports them so they can exploit the results of their research projects.
Universia
Under the auspices of Universia the second Virtual Fair of Employment and Training (www.feriauniversia.es) was held in Spain. This enables students who are completing their studies to know job offers, present their CVs or download information about companies. Some 100 companies and training institutions participated in the fair which attracted 46,000 visitors. More than 900 students conducted on-line interviews for jobs.
Social actions
In Spain the first Meeting of Social Projects opened by the Córner Solidario was held at which the cooperation measures to be developed in several countries were chosen. The Córner Solidario enables employees to present projects fostered by NGOs, who receive money from employees and from the Bank.
A new course of paddle tennis and swimming for the children of employees with physical, mental or visual disabilities was started at the sports centre in the City. Two new adapted skiing courses in the Sierra Nevada were also begun in which more than 30 children of employees participated. They were assisted by specialised teachers from the Deporte y Desafío Foundation.
In Venezuela, the Bank was awarded the “UNICEF cuenta contigo” prize for the success of its programme “Del cajero a la escuela” which captured EUR 600,000 in donations through the network of ATMs and is being used to send poor children to school.
In Colombia, the children of the Aulas de Aceleración, sponsored by the Bank’s employees, received their diplomas at the end of the school year, enabling them to join the official education system. These classrooms provide children, who run the risk of being excluded from society, with a basic education.
The environment
As part of our commitment to protect and conserve the environment, an agreement was signed with the town hall of Boadilla del Monte under which the Bank will reforest with 3,700 trees 20 hectares of municipal land. Children from the area’s schools will help in this project.
In Uruguay, the Bank is supporting environmental education projects for the recycling of paper.
January — March 2007 47

Investor Relations Ciudad Grupo Santander Edificio Pereda, 1st floor Avda de Cantabria, s/n 28660 Boadilla del Monte Madrid (Spain) Tel: 34 (91) 259 65 14 / 34 (91) 259 65 20 Fax: 34 (91) 257 02 45 e-mail: investor@gruposantander.com Legal Head Office:
Paseo Pereda, 9-12. Santander (Spain) Teléfono: 34 (942) 20 61 00 Operational Head Office: Ciudad Grupo Santander.
Avda. de Cantabria, s/n 28660 Boadilla del Monte. Madrid (Spain)

Item 4
Key consolidated data

			Variation
	Q1’07	Q1’ 06	Amount	%	2006
Balance sheet (million euros)
Total assets	844,240	814,738	29,502	3.6	833,873
Customer loans	530,811	451,397	79,414	17.6	523,346
Customer funds under management	770,679	668,715	101,964	15.2	739,223
Shareholders’ equity	42,066	37,295	4,771	12.8	40,062
Total managed funds	1,024,629	974,882	49,747	5.1	1,000,996
Income statement (million euros)
Net interest income (w/o dividends)	3,460	2,883	577	20.0	12,084
Commercial revenue	5,751	4,867	884	18.2	20,436
Gross operating income	6,243	5,276	968	18.3	22,615
Net operating income	3,275	2,533	742	29.3	11,369
Net profit from ordinary activity	1,927	1,576	351	22.3	6,790
Attributable profit to the Group	1,802	1,493	309	20.7	6,582	*
Profitability and efficiency (%)
EPS (euro)	0.2887	0.2390			1.0534	*
Diluted EPS (euro)	0.2874	0.2380			1.0477	*
ROE	18.48	17.12			18.54	*
ROA	0.92	0.81			0.88	*
RORWA	1.61	1.57			1.60	*
Efficiency ratio	46.32	50.88			48.53
Capital and NPL ratios (%)
BIS ratio	13.22	12.84			12.49
Tier I	7.64	7.70			7.42
NPL ratio	0.82	0.86			0.78
NPL coverage	176.70	184.80			187.23
Market capitalisation and shares
Shares outstanding (millions at period-end)	6,254	6,254			6,254
Share price (euros)	13.36	12.05			14.14
Market capitalisation (million euros)	83,557	75,364			88,436
Book value (euro)	6.73	5.96			6.41
Price / Book value (X)	1.99	2.02			2.21
P/E ratio (X)	11.57	12.60			13.42	*
Other data
Shareholders (number)	2,312,076	2,398,089			2,310,846
Number of employees	134,638	126,530			129,749
Continental Europe	46,308	44,155			44,216
United Kingdom (Abbey)	16,616	18,622			17,146
Latin America	69,958	62,259			66,889
Financial management and equity stakes	1,756	1,494			1,498
Number of branches	10,978	10,326			10,852
Continental Europe	5,829	5,444			5,772
United Kingdom (Abbey)	711	712			712
Latin America	4,438	4,170			4,368

(*) w/o net extraordinary gains and allowances.
Note: The financial information in this report has not been audited, but it was approved by the Board at its meeting on April 23, 2007, following a favourable report from the Audit and Compliance Committee on April 19, 2007. The Committee verified that the information for the quarter was based on the same principles and practices as those used to draw up the annual financial statements.”

Income statement
Million euros

			Variation
	Q1 ’07	Q1 ’06	Amount	%
Net interest income (w/o dividends)	3,460	2,883	577	20.0
Dividends	48	50	(2)	(3.1)
Net interest income	3,509	2,933	576	19.6
Income from companies accounted for by the equity method	60	131	(70)	(53.9)
Net fees	2,087	1,738	350	20.1
Insurance activity	95	66	29	43.4
Commercial revenue	5,751	4,867	884	18.2
Gains (losses) on financial transactions	492	408	84	20.5
Gross operating income	6,243	5,276	968	18.3
Income from non-financial services	34	38	(3)	(8.8)
Non-financial expenses	(18)	(15)	(3)	19.0
Other operating income	(34)	(21)	(13)	63.6
Operating expenses	(2,950)	(2,744)	(206)	7.5
General administrative expenses	(2,642)	(2,464)	(179)	7.2
Personnel	(1,551)	(1,483)	(68)	4.6
Other administrative expenses	(1,092)	(981)	(111)	11.3
Depreciation and amortisation	(308)	(280)	(28)	9.8
Net operating income	3,275	2,533	742	29.3
Impairment loss on assets	(683)	(512)	(171)	33.4
Loans	(670)	(501)	(169)	33.8
Goodwill	—	—	—	—
Other assets	(13)	(11)	(2)	16.3
Other income	(90)	(12)	(78)	653.3
Profit before taxes	2,503	2,009	494	24.6
Tax on profit	(576)	(433)	(142)	32.9
Net profit from ordinary activity	1,927	1,576	351	22.3
Net profit from discontinued operations	—	79	(79)	(100.0)
Net consolidated profit	1,927	1,655	272	16.4
Minority interests	125	162	(37)	(22.6)
Attributable profit to the Group	1,802	1,493	309	20.7
Pro memoria:
Average total assets	840,804	817,676	23,128	2.8
Average shareholders’ equity	39,008	34,899	4,109	11.8

Quarterly
Million euros

	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06	Q1 ’07
Net interest income (w/o dividends)	2,883	2,921	3,079	3,200	3,460
Dividends	50	187	98	69	48
Net interest income	2,933	3,109	3,177	3,269	3,509
Income from companies accounted for by the equity method	131	110	145	41	60
Net fees	1,738	1,756	1,848	1,881	2,087
Insurance activity	66	81	72	79	95
Commercial revenue	4,867	5,056	5,242	5,270	5,751
Gains (losses) on financial transactions	408	508	626	637	492
Gross operating income	5,276	5,565	5,868	5,907	6,243
Income from non-financial services	38	10	43	28	34
Non-financial expenses	(15)	(17)	(14)	(24)	(18)
Other operating income	(21)	(19)	(24)	(56)	(34)
Operating expenses	(2,744)	(2,706)	(2,785)	(2,941)	(2,950)
General administrative expenses	(2,464)	(2,429)	(2,500)	(2,632)	(2,642)
Personnel	(1,483)	(1,466)	(1,488)	(1,567)	(1,551)
Other administrative expenses	(981)	(963)	(1,012)	(1,065)	(1,092)
Depreciation and amortisation	(280)	(276)	(285)	(310)	(308)
Net operating income	2,533	2,833	3,088	2,915	3,275
Impairment loss on assets	(512)	(621)	(710)	(708)	(683)
Loans	(501)	(599)	(692)	(675)	(670)
Goodwill	—	(5)	—	(8)	—
Other assets	(11)	(17)	(18)	(25)	(13)
Other income	(12)	23	(26)	(26)	(90)
Profit before taxes (w/o capital gains)	2,009	2,235	2,352	2,180	2,503
Tax on profit	(433)	(458)	(647)	(448)	(576)
Net profit from ordinary activity	1,576	1,776	1,705	1,733	1,927
Net profit from discontinued operations	79	115	135	25	—
Net consolidated profit (w/o capital gains)	1,655	1,891	1,840	1,758	1,927
Minority interests	162	169	109	123	125
Attributable profit to the Group (w/o capital gains)	1,493	1,723	1,731	1,635	1,802
Net extraordinary gains and allowances	—	—	—	1,014	—
Attributable profit to the Group	1,493	1,723	1,731	2,649	1,802

Exchange rates: 1 euro / currency parity

	Average (income statement)		Period-end (balance sheet)
	Q1 ’07	Q1 ’06	31.03.07	31.12.06	31.03.06
US$	1.3106	1.2019	1.3318	1.3170	1.2104
Pound sterling	0.6706	0.6860	0.6798	0.6715	0.6964
Brazilian real	2.7613	2.6350	2.6976	2.8118	2.6459
New Mexican peso	14.4384	12.7386	14.6378	14.2881	13.2327
Chilean peso	708.3056	632.7446	716.2420	700.3148	637.2756
Venezuelan bolivar	2,814.3645	2,580.7784	2,859.7741	2,827.9941	2,599.0919
Argentine peso	4.0797	3.7000	4.1635	4.0679	3.7447

Net fees and insurance business
Million euros

			Variation
	Q1 ’07	Q1 ’06	Amount	%
Commissions for services	1,230	1,040	190	18.3
Credit and debit cards	181	164	17	10.6
Insurance	347	250	97	38.9
Account management	140	132	8	6.2
Commercial bills	55	55	(1)	(0.9)
Guarantees and other contingent liabilities	87	72	15	20.9
Other transactions	420	367	52	14.3
Mutual & pension funds	525	510	15	2.9
Securities services	333	188	145	77.2
Net fees	2,087	1,738	350	20.1
Insurance activity	95	66	29	43.4
Net fees and insurance business	2,182	1,804	379	21.0

Operating expenses
Million euros

			Variation
	Q1 ’07	Q1 ’06	Amount	%
Personnel expenses	1,551	1,483	68	4.6
General expenses	1,092	981	111	11.3
Information technology	99	104	(5)	(4.3)
Communications	85	94	(9)	(9.8)
Advertising	136	116	20	16.8
Buildings and premises	212	218	(7)	(3.1)
Printed and office material	33	27	6	21.8
Taxes (other than profit tax)	73	56	17	29.6
Other expenses	454	365	89	24.4
Personnel and general expenses	2,642	2,464	179	7.2
Depreciation and amortisation	308	280	28	9.8
Total operating expenses	2,950	2,744	206	7.5

Net loan-loss provisions
Million euros

			Variation
	Q1 ’07	Q1 ’06	Amount	%
Non performing loans	812	654	158	24.2
Country-risk	36	(9)	45	—
Recovery of written-off assets	(178)	(144)	(33)	23.2
Total	670	501	169	33.8

Balance sheet
Million euros

			Variation
Assets	31.03.07	31.03.06	Amount	%	31.12.06
Cash on hand and deposits at central banks	15,001	12,089	2,912	24.1	13,835
Trading portfolio	164,849	153,965	10,884	7.1	170,423
Debt securities	73,040	75,559	(2,518)	(3.3)	76,737
Loans and credits	32,668	28,746	3,922	13.6	30,583
Equities	11,253	10,676	577	5.4	13,491
Other	47,887	38,984	8,903	22.8	49,612
Other financial assets at fair value	15,625	47,269	(31,644)	(66.9)	15,371
Loans and credits	8,002	6,446	1,556	24.1	7,973
Other	7,623	40,823	(33,200)	(81.3)	7,398
Available-for-sale financial assets	34,071	73,025	(38,955)	(53.3)	38,698
Debt securities	25,842	66,432	(40,589)	(61.1)	32,727
Equities	8,228	6,594	1,635	24.8	5,971
Loans	561,544	472,658	88,887	18.8	544,049
Deposits at credit institutions	58,057	46,440	11,617	25.0	45,361
Loans and credits	490,141	416,205	73,936	17.8	484,790
Other	13,346	10,012	3,334	33.3	13,897
Investments	4,912	3,076	1,836	59.7	5,006
Intangible assets and property and equipment	12,687	12,162	526	4.3	12,555
Goodwill	14,373	14,025	349	2.5	14,513
Other	21,178	26,470	(5,291)	(20.0)	19,423
Total assets	844,240	814,738	29,502	3.6	833,873
Liabilities and shareholders’ equity
Trading portfolio	126,017	112,684	13,333	11.8	123,996
Customer deposits	14,306	13,430	876	6.5	16,572
Marketable debt securities	22,478	17,247	5,232	30.3	17,522
Other	89,233	82,007	7,226	8.8	89,902
Other financial liabilities at fair value	12,513	13,314	(800)	(6.0)	12,411
Customer deposits	250	261	(12)	(4.5)	273
Marketable debt securities	12,263	13,052	(789)	(6.0)	12,138
Other	—	—	—	—	—
Financial liabilities at amortized cost	614,256	569,114	45,142	7.9	605,303
Due to central banks and credit institutions	61,073	105,255	(44,182)	(42.0)	73,345
Customer deposits	312,555	290,563	21,992	7.6	314,377
Marketable debt securities	187,699	130,401	57,298	43.9	174,409
Subordinated debt	33,355	28,984	4,371	15.1	30,423
Other financial liabilities	19,574	13,911	5,662	40.7	12,749
Insurance liabilities	12,030	44,569	(32,538)	(73.0)	10,704
Provisions	17,597	19,535	(1,937)	(9.9)	19,227
Other liability accounts	14,651	10,800	3,851	35.7	14,491
Preferred securities	670	1,293	(623)	(48.2)	668
Minority interests	2,055	2,944	(889)	(30.2)	2,221
Equity adjustments by valuation	2,384	3,191	(807)	(25.3)	2,871
Capital stock	3,127	3,127	—	—	3,127
Reserves	40,393	35,279	5,113	14.5	32,595
Attributable profit to the Group	1,802	1,493	309	20.7	7,596
Less: dividends	(3,256)	(2,605)	(651)	25.0	(1,337)
Total liabilities and shareholders’ equity	844,240	814,738	29,502	3.6	833,873

Balance sheet
Million euros

	31.03.06	30.06.06	30.09.06	31.12.06	31.03.07
Assets
Cash on hand and deposits at central banks	12,089	15,614	12,263	13,835	15,001
Trading portfolio	153,965	162,883	155,051	170,423	164,849
Debt securities	75,559	79,018	73,420	76,737	73,040
Loans and credits	28,746	32,409	27,532	30,583	32,668
Equities	10,676	10,104	11,298	13,491	11,253
Other	38,984	41,352	42,801	49,612	47,887
Other financial assets at fair value	47,269	46,459	14,528	15,371	15,625
Loans and credits	6,446	6,706	7,340	7,973	8,002
Other	40,823	39,753	7,188	7,398	7,623
Available-for-sale financial assets	73,025	37,872	40,777	38,698	34,071
Debt securities	66,432	31,227	33,394	32,727	25,842
Equities	6,594	6,645	7,383	5,971	8,228
Loans	472,658	496,787	519,124	544,049	561,544
Deposits at credit institutions	46,440	48,789	44,659	45,361	58,057
Loans and credits	416,205	437,477	462,121	484,790	490,141
Other	10,012	10,521	12,344	13,897	13,346
Investments	3,076	5,378	5,371	5,006	4,912
Intangible assets and property and equipment	12,162	12,272	12,816	12,555	12,687
Goodwill	14,025	13,959	14,184	14,513	14,373
Other	26,470	26,874	24,426	19,423	21,178
Total assets	814,738	818,096	798,540	833,873	844,240
Liabilities and shareholders’ equity
Trading portfolio	112,684	118,934	118,970	123,996	126,017
Customer deposits	13,430	14,135	16,956	16,572	14,306
Marketable debt securities	17,247	20,672	22,115	17,522	22,478
Other	82,007	84,127	79,900	89,902	89,233
Other financial liabilities at fair value	13,314	12,713	12,893	12,411	12,513
Customer deposits	261	246	266	273	250
Marketable debt securities	13,052	12,467	12,628	12,138	12,263
Other	—	—	—	—	—
Financial liabilities at amortized cost	569,114	568,296	578,224	605,303	614,256
Due to central banks and credit institutions	105,255	91,614	68,056	73,345	61,073
Customer deposits	290,563	291,400	308,302	314,377	312,555
Marketable debt securities	130,401	139,183	155,913	174,409	187,699
Subordinated debt	28,984	30,240	31,154	30,423	33,355
Other financial liabilities	13,911	15,859	14,798	12,749	19,574
Insurance liabilities	44,569	42,487	9,743	10,704	12,030
Provisions	19,535	18,861	18,693	19,227	17,597
Other liability accounts	10,800	11,833	12,599	14,491	14,651
Preferred securities	1,293	1,257	1,183	668	670
Minority interests	2,944	2,898	2,457	2,221	2,055
Equity adjustments by valuation	3,191	2,406	3,668	2,871	2,384
Capital stock	3,127	3,127	3,127	3,127	3,127
Reserves	35,279	32,737	32,704	32,595	40,393
Attributable profit to the Group	1,493	3,216	4,947	7,596	1,802
Less: dividends	(2,605)	(669)	(669)	(1,337)	(3,256)
Total liabilities and shareholders’ equity	814,738	818,096	798,540	833,873	844,240

Customer loans
Million euros

			Variation
	31.03.07	31.03.06	Amount	%	31.12.06
Public sector	5,604	5,465	139	2.5	5,329
Other residents	204,943	162,722	42,222	25.9	199,994
Commercial bills	16,173	14,372	1,801	12.5	17,276
Secured loans	114,888	89,385	25,503	28.5	110,863
Other loans	73,882	58,964	14,918	25.3	71,854
Non-resident sector	328,561	290,952	37,609	12.9	326,187
Secured loans	192,452	175,682	16,770	9.5	191,724
Other loans	136,109	115,270	20,838	18.1	134,463
Gross loans and credits	539,108	459,139	79,969	17.4	531,509
Loan-loss allowances	8,297	7,742	556	7.2	8,163
Net loans and credits	530,811	451,397	79,414	17.6	523,346
Pro memoria: Doubtful loans	4,910	4,362	549	12.6	4,613
Public sector	1	7	(7)	(90.7)	18
Other residents	1,264	1,033	231	22.3	1,212
Non-resident sector	3,646	3,321	324	9.8	3,383

Customer loans
Million euros

	31.03.06	30.06.06	30.09.06	31.12.06	31.03.07
Public sector	5,465	5,628	5,419	5,329	5,604
Other residents	162,722	175,294	188,710	199,994	204,943
Commercial bills	14,372	14,911	16,055	17,276	16,173
Secured loans	89,385	96,576	100,228	110,863	114,888
Other loans	58,964	63,806	72,427	71,854	73,882
Non-resident sector	290,952	303,520	311,026	326,187	328,561
Secured loans	175,682	179,598	186,849	191,724	192,452
Other loans	115,270	123,922	124,177	134,463	136,109
Gross loans and credits	459,139	484,442	505,156	531,509	539,108
Loan-loss allowances	7,742	7,852	8,163	8,163	8,297
Net loans and credits	451,397	476,591	496,993	523,346	530,811
Pro memoria: Doubtful loans	4,362	4,470	4,638	4,613	4,910
Public sector	7	19	18	18	1
Other residents	1,033	1,096	1,175	1,212	1,264
Non-resident sector	3,321	3,355	3,445	3,383	3,646

Credit risk management (*)
Million euros

			Variation
	31.03.07	31.03.06	Amount		%	31.12.06
Non-performing loans	4,936	4,370	566		13.0	4,608
NPL ratio (%)	0.82	0.86	(0.04 p.	)		0.78
Loan-loss allowances	8,722	8,075	647		8.0	8,627
Specific	2,944	3,148	(204)		(6.5)	2,960
General-purpose	5,778	4,927	850		17.3	5,667
NPL coverage (%)	176.70	184.80	(8.10 p.	)		187.23
Credit cost (%) **	0.34	0.23	0.11 p.			0.32
Ordinary non-performing and doubtful loans ***	3,469	3,120	349		11.2	3,243
NPL ratio (%) ***	0.58	0.62	(0.04 p.	)		0.55
NPL coverage (%) ***	251.40	258.82	(7.42 p.	)		266.00

(*) Excluding country-risk
(**) Net specific allowance / computable assets
(***) Excluding mortgage guarantees
Note: NPL ratio: Non-performing loans / computable assets

Credit risk management (*)

	31.03.06	30.06.06	30.09.06	31.12.06	31.03.07
Non-performing loans	4,370	4,489	4,647	4,608	4,936
NPL ratio (%)	0.86	0.83	0.83	0.78	0.82
Loan-loss allowances	8,075	8,335	8,629	8,627	8,722
Specific	3,148	3,139	3,131	2,960	2,944
General-purpose	4,927	5,197	5,498	5,667	5,778
NPL coverage (%)	184.80	185.69	185.70	187.23	176.70
Credit cost (%) **	0.23	0.27	0.29	0.32	0.34

(*) Excluding country-risk
(**) Net specific allowance / computable assets
Non-performing loans by quarter
Million euros

	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06	Q1 ’07
Balance at beginning of period	4,342	4,370	4,489	4,647	4,608
+ Net additions	509	569	718	841	1,058
- Write-offs	(480)	(450)	(560)	(880)	(729)
Balance at period-end	4,370	4,489	4,647	4,608	4,936

Customer funds under management
Million euros

			Variation
	31.03.07	31.03.06	Amount	%	31.12.06
Public sector	16,012	15,121	891	5.9	15,266
Other residents	92,958	83,179	9,779	11.8	94,750
Demand deposits	52,000	49,120	2,880	5.9	55,050
Time deposits	26,013	18,460	7,553	40.9	24,670
REPOs	14,945	15,600	(655)	(4.2)	15,030
Non-resident sector	218,140	205,954	12,186	5.9	221,206
Demand deposits	118,573	115,499	3,074	2.7	119,861
Time deposits	71,171	71,255	(84)	(0.1)	72,258
REPOs	26,377	16,365	10,012	61.2	26,343
Public Sector	2,021	2,835	(815)	(28.7)	2,744
Customer deposits	327,111	304,255	22,856	7.5	331,223
Debt securities	222,441	160,700	61,741	38.4	204,069
Subordinated debt	33,355	28,984	4,371	15.1	30,423
On-balance-sheet customer funds	582,907	493,938	88,968	18.0	565,715
Mutual funds	131,147	114,174	16,974	14.9	119,838
Pension funds	29,996	29,190	806	2.8	29,450
Managed portfolios	19,245	16,781	2,464	14.7	17,835
Savings-insurance policies	7,383	14,632	(7,249)	(49.5)	6,385
Other customer funds under management	187,772	174,776	12,996	7.4	173,509
Customer funds under management	770,679	668,715	101,964	15.2	739,223
Mutual funds
Million euros

			Variation
	31.03.07	31.03.06	Amount	%	31.12.06
Spain	78,854	77,463	1,391	1.8	77,526
Portugal	6,160	5,922	238	4.0	6,040
United Kingdom (Abbey)	13,640	5,904	7,736	131.0	8,307
Latin America	32,494	24,885	7,609	30.6	27,965
Total	131,147	114,174	16,974	14.9	119,838
Pension funds
Million euros

			Variation
	31.03.07	31.03.06	Amount	%	31.12.06
Spain	9,980	9,047	932	10.3	9,950
Portugal	1,453	1,032	420	40.7	1,448
Latin America	18,564	19,110	(546)	(2.9)	18,052
Total	29,996	29,190	806	2.8	29,450

Customer funds under management
Million euros

	31.03.06	30.06.06	30.09.06	31.12.06	31.03.07
Public sector	15,121	11,156	13,956	15,266	16,012
Other residents	83,179	87,421	93,532	94,750	92,958
Demand deposits	49,120	52,008	53,706	55,050	52,000
Time deposits	18,460	20,194	23,216	24,670	26,013
REPOs	15,600	15,219	16,609	15,030	14,945
Non-resident sector	205,954	207,205	218,036	221,206	218,140
Demand deposits	115,499	116,192	117,766	119,861	118,573
Time deposits	71,255	70,939	76,312	72,258	71,171
REPOs	16,365	17,405	21,680	26,343	26,377
Public Sector	2,835	2,669	2,278	2,744	2,021
Customer deposits	304,255	305,782	325,524	331,223	327,111
Debt securities	160,700	172,323	190,655	204,069	222,441
Subordinated debt	28,984	30,240	31,154	30,423	33,355
On-balance-sheet customer funds	493,938	508,344	547,333	565,715	582,907
Mutual funds	114,174	113,618	117,102	119,838	131,147
Pension funds	29,190	27,709	27,442	29,450	29,996
Managed portfolios	16,781	17,088	18,009	17,835	19,245
Savings-insurance policies	14,632	15,377	5,378	6,385	7,383
Other customer funds under management	174,776	173,791	167,932	173,509	187,772
Customer funds under management	668,715	682,135	715,265	739,223	770,679
Mutual funds
Million euros

	31.03.06	30.06.06	30.09.06	31.12.06	31.03.07
Spain	77,463	76,677	78,253	77,526	78,854
Portugal	5,922	5,940	6,006	6,040	6,160
United Kingdom (Abbey)	5,904	6,638	6,276	8,307	13,640
Latin America	24,885	24,363	26,567	27,965	32,494
Total	114,174	113,618	117,102	119,838	131,147
Pension funds
Million euros

	31.03.06	30.06.06	30.09.06	31.12.06	31.03.07
Spain	9,047	8,887	9,201	9,950	9,980
Portugal	1,032	1,373	1,380	1,448	1,453
Latin America	19,110	17,449	16,861	18,052	18,564
Total	29,190	27,709	27,442	29,450	29,996

Shareholders’ equity and minority interests
Million euros

			Variation
	31.03.07	31.03.06	Amount	%	31.12.06
Capital stock	3,127	3,127	—	—	3,127
Additional paid-in surplus	20,370	20,370	—	—	20,370
Reserves	20,124	14,976	5,148	34.4	12,352
Treasury stock	(102)	(67)	(35)	52.8	(127)
On-balance-sheet shareholders’ equity	43,520	38,407	5,113	13.3	35,722
Attributable profit	1,802	1,493	309	20.7	7,596
Interim dividend distributed	(2,006)	(1,744)	(262)	15.0	(1,337)
Shareholders’ equity at period-end	43,316	38,156	5,160	13.5	41,981
Interim dividend not distributed	(1,250)	(861)	(390)	45.3	(1,919)
Shareholders’ equity	42,066	37,295	4,771	12.8	40,062
Valuation adjustments	2,384	3,191	(807)	(25.3)	2,871
Minority interests	2,055	2,944	(889)	(30.2)	2,221
Preferred securities	670	1,293	(623)	(48.2)	668
Preferred securities in subordinated debt	7,483	6,469	1,013	15.7	6,837
Shareholders’ equity and minority interests	54,658	51,193	3,465	6.8	52,658

Computable capital and BIS ratio
Million euros

			Variation
	31.03.07	31.03.06	Amount	%	31.12.06
Computable basic capital	36,141	32,909	3,232	9.8	35,539
Computable supplementary capital	26,369	21,978	4,391	20.0	24,237
Computable capital	62,510	54,886	7,623	13.9	59,776
Risk-weighted assets	472,937	427,607	45,330	10.6	478,733
BIS ratio	13.22	12.84	0.38		12.49
Tier 1	7.64	7.70	(0.06)		7.42
Core capital	5.97	5.96	0.01		5.91
Shareholders’ equity surplus	24,675	20,678	3,997	19.3	21,478

Statement of changes in consolidated shareholders’ equity
Million euros

	Q1 ’07	Q1 ’06
Available-for-sale financial assets	(295)	481
Other financial liabilities at fair value	—	—
Cash flow hedges	(34)	(50)
Hedges of net investments in businesses abroad	35	33
Exchange differences	(192)	(349)
Long-term assets for sale	—	—
Net revenues recorded in shareholders’ equity	(487)	114
Net consolidated profit (published)	1,927	1,655
Adjustments for changes in accounting criteria	—	—
Adjustments for misstatements	—	—
Net consolidated profit	1,927	1,655
Parent Bank	1,315	1,607
Minority interests	125	162
Total revenues and expenses	1,441	1,769

Consolidated cash flow statements
Million euros

	Q1 ’07	Q1 ’06
1. Cash flows from operating activities
Consolidated profit	1,927	1,655
Adjustments to profit	2,472	1,837
Adjusted profit	4,399	3,492
Net increase/decrease in operating assets	(10,030)	(10,504)
Net increase/decrease in operating liabilities	(18,088)	(9,166)
Total net cash flows from operating activities (1)	(23,719)	(16,178)
2. Cash flows from investing activities
Investments (-)	(632)	(567)
Divestments (+)	338	218
Total net cash flows from investing activities (2)	(294)	(349)
3. Cash flows from financing activities
Disposal of own equity instruments	1,827	1,873
Acquisition of own equity instruments	(1,803)	(1,887)
Issuance debt securities	47,362	23,554
Redemption debt securities	(21,393)	(10,230)
Dividends paid	(669)	(581)
Others	(307)	(440)
Total net cash flows from financing activities (3)	25,018	12,289
4. Effect of exchange rate changes on cash and cash equivalents (4)	160	240
5. Net increase/decrease in cash and cash equivalents (1+2+3+4)	1,165	(3,998)
Cash and cash equivalents at beginning of period	13,835	16,086
Cash and cash equivalents at end of period	15,001	12,088

Key data by principal segments

	Net operating income				Attributable profit to the Group
			Variation				Variation
	Q1 ’07	Q1 ’06	Amount	%	Q1 ’07	Q1 ’06	Amount	%
Income statement (million euros)
Continental Europe	2,098	1,487	610	41.0	1,317	898	419	46.7
o/w: Santander Branch Network	691	533	157	29.5	460	334	126	37.6
Banesto	311	257	55	21.3	163	148	16	10.5
Santander Consumer Finance	440	283	157	55.5	166	126	40	31.8
Portugal	174	150	24	16.0	132	114	18	15.5
United Kingdom (Abbey)	476	384	92	24.0	300	244	56	22.8
Latin America	1,354	1,074	280	26.1	681	618	63	10.1
o/w: Brazil	547	409	137	33.5	225	198	27	13.4
Mexico	364	267	97	36.3	156	142	14	9.8
Chile	210	194	16	8.4	131	114	17	14.9
Operating areas	3,928	2,945	983	33.4	2,298	1,760	538	30.5
Financial management and equity stakes	(653)	(412)	(241)	58.4	(496)	(267)	(229)	85.8
Total Group	3,275	2,533	742	29.3	1,802	1,493	309	20.7

	Efficiency ratio		ROE		NPL ratio		NPL coverage
	Q1 ’07	Q1 ’06	Q1 ’07	Q1 ’06	31.03.07	31.03.06	31.03.07	31.03.06
Ratios (%)
Continental Europe	35.90	41.20	25.99	22.23	0.80	0.76	202.49	247.61
o/w: Santander Branch Network	39.09	43.54	24.22	20.80	0.56	0.56	298.79	299.75
Banesto	42.00	45.76	18.45	20.42	0.42	0.46	393.19	392.62
Santander Consumer Finance	29.65	35.01	28.87	30.11	2.66	2.41	114.43	124.43
Portugal	42.96	44.63	25.56	23.44	1.16	0.71	127.55	258.04
United Kingdom (Abbey)	50.81	56.83	31.34	33.43	0.55	0.64	81.38	79.32
Latin America	42.11	46.35	30.29	26.63	1.50	1.71	160.00	183.37
o/w: Brazil	40.62	46.83	32.01	28.62	2.62	2.76	98.77	126.24
Mexico	37.29	44.23	25.41	24.11	0.83	0.69	241.35	335.91
Chile	39.15	41.01	37.07	26.20	1.70	2.15	147.57	165.07
Operating areas	40.31	45.64	27.78	24.82	0.80	0.83	164.23	184.72
Total Group	46.32	50.88	18.48	17.12	0.82	0.86	176.70	184.80

	Employees		Branches
	31.03.07	31.03.06	31.03.07	31.03.06
Operating means
Continental Europe	46,308	44,155	5,829	5,444
o/w: Santander Branch Network	19,337	19,027	2,839	2,681
Banesto	10,831	10,563	1,892	1,705
Santander Consumer Finance	6,374	5,288	279	276
Portugal	6,172	6,265	731	694
United Kingdom (Abbey)	16,616	18,622	711	712
Latin America	69,958	62,259	4,438	4,170
o/w: Brazil	21,680	21,171	2,044	1,877
Mexico	17,283	14,116	1,038	1,012
Chile	13,331	11,249	442	410
Operating areas	132,882	125,036	10,978	10,326
Financial management and equity stakes	1,756	1,494
Total Group	134,638	126,530	10,978	10,326

Operating areas
Million euros

			Variation
	Q1 ’07	Q1 ’06	Amount	%
Income statement
Net interest income	3,899	3,174	725	22.8
Income from companies accounted for by the equity method	4	5	(1)	(16.9)
Net fees	2,075	1,741	334	19.2
Insurance activity	96	66	30	45.3
Commercial revenue	6,074	4,986	1,088	21.8
Gains (losses) on financial transactions	624	535	89	16.7
Gross operating income	6,698	5,521	1,178	21.3
Income from non-financial services (net) and other operating income	(13)	4	(17)	—
Operating expenses	(2,757)	(2,579)	(178)	6.9
General administrative expenses	(2,516)	(2,353)	(163)	6.9
Personnel	(1,503)	(1,425)	(78)	5.5
Other administrative expenses	(1,013)	(928)	(85)	9.2
Depreciation and amortisation	(241)	(227)	(15)	6.5
Net operating income	3,928	2,945	983	33.4
Net loan loss provisions	(679)	(500)	(178)	35.7
Other income	47	20	27	136.2
Profit before taxes	3,297	2,465	832	33.7
Tax on profit	(880)	(660)	(220)	33.3
Net profit from ordinary activity	2,417	1,805	612	33.9
Net profit from discontinued operations	—	79	(79)	(100.0)
Net consolidated profit	2,417	1,884	533	28.3
Minority interests	119	124	(5)	(3.9)
Attributable profit to the Group	2,298	1,760	538	30.5

			Variation
	31.03.07	31.03.06	Amount	%
Balance sheet
Loans and credits*	530,093	450,694	79,399	17.6
Trading portfolio (w/o loans)	115,943	111,186	4,757	4.3
Available-for-sale financial assets	24,110	30,491	(6,381)	(20.9)
Due from credit institutions*	119,633	107,546	12,088	11.2
Intangible assets and property and equipment	11,331	11,063	268	2.4
Other assets	45,216	77,001	(31,785)	(41.3)
Total assets/liabilities & shareholders’ equity	846,327	787,981	58,346	7.4
Customer deposits*	326,924	303,637	23,286	7.7
Marketable debt securities*	139,710	98,498	41,212	41.8
Subordinated debt	14,052	14,372	(320)	(2.2)
Insurance liabilities	12,030	44,569	(32,538)	(73.0)
Due to credit institutions*	153,839	163,925	(10,086)	(6.2)
Other liabilities	165,149	133,665	31,484	23.6
Shareholders’ equity	34,623	29,315	5,308	18.1
Other customer funds under management	187,966	173,318	14,648	8.5
Mutual funds	131,147	114,174	16,974	14.9
Pension funds	29,996	29,190	806	2.8
Managed portfolios	19,439	15,322	4,117	26.9
Savings-insurance policies	7,383	14,632	(7,249)	(49.5)
Customer funds under management	668,652	589,824	78,827	13.4

(*) Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	27.78	24.82	2.96 p.
Efficiency ratio	40.31	45.64	(5.33 p.	)
NPL ratio	0.80	0.83	(0.03 p.	)
NPL coverage	164.23	184.72	(20.49 p.	)
Number of employees (direct & indirect)	132,882	125,036	7,846		6.27
Number of branches	10,978	10,326	652		6.31

Operating areas
Million euros

	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06	Q1 ’07
Income statement
Net interest income	3,174	3,345	3,513	3,562	3,899
Income from companies accounted for by the equity method	5	4	3	4	4
Net fees	1,741	1,759	1,847	1,887	2,075
Insurance activity	66	79	72	85	96
Commercial revenue	4,986	5,187	5,435	5,538	6,074
Gains (losses) on financial transactions	535	274	509	448	624
Gross operating income	5,521	5,461	5,944	5,986	6,698
Income from non-financial services (net) and other operating income	4	(19)	6	(29)	(13)
Operating expenses	(2,579)	(2,569)	(2,640)	(2,808)	(2,757)
General administrative expenses	(2,353)	(2,334)	(2,420)	(2,554)	(2,516)
Personnel	(1,425)	(1,426)	(1,438)	(1,512)	(1,503)
Other administrative expenses	(928)	(908)	(983)	(1,042)	(1,013)
Depreciation and amortisation	(227)	(236)	(220)	(254)	(241)
Net operating income	2,945	2,873	3,310	3,149	3,928
Net loan loss provisions	(500)	(699)	(687)	(672)	(679)
Other income	20	(50)	(114)	(140)	47
Profit before taxes (w/o capital gains)	2,465	2,124	2,509	2,337	3,297
Tax on profit	(660)	(516)	(656)	(635)	(880)
Net profit from ordinary activity	1,805	1,608	1,853	1,702	2,417
Net profit from discontinued operations	79	104	55	27	—
Net consolidated profit (w/o capital gains)	1,884	1,712	1,908	1,729	2,417
Minority interests	124	133	96	120	119
Attributable profit to the Group (w/o capital gains)	1,760	1,579	1,812	1,609	2,298
Net extraordinary gains and allowances	—	—	—	674	—
Attributable profit to the Group	1,760	1,579	1,812	2,283	2,298

	31.03.06	30.06.06	30.09.06	31.12.06	31.03.07
Balance sheet
Loans and credits*	450,694	475,897	496,404	522,372	530,093
Trading portfolio (w/o loans)	111,186	119,154	114,841	123,183	115,943
Available-for-sale financial assets	30,491	29,793	30,990	31,093	24,110
Due from credit institutions*	107,546	101,866	106,322	105,557	119,633
Intangible assets and property and equipment	11,063	11,262	11,797	11,312	11,331
Other assets	77,001	78,232	44,993	44,116	45,216
Total assets/liabilities & shareholders’ equity	787,981	816,205	805,348	837,632	846,327
Customer deposits*	303,637	304,698	324,555	330,727	326,924
Marketable debt securities*	98,498	106,027	117,162	125,748	139,710
Subordinated debt	14,372	14,390	14,985	14,176	14,052
Insurance liabilities	44,569	42,487	9,743	10,704	12,030
Due to credit institutions*	163,925	178,137	157,929	172,439	153,839
Other liabilities	133,665	142,871	151,927	154,696	165,149
Shareholders’ equity	29,315	27,595	29,047	29,143	34,623
Other customer funds under management	173,318	172,554	166,717	173,509	187,966
Mutual funds	114,174	113,618	117,102	119,838	131,147
Pension funds	29,190	27,709	27,442	29,450	29,996
Managed portfolios	15,322	15,850	16,795	17,835	19,439
Savings-insurance policies	14,632	15,377	5,378	6,385	7,383
Customer funds under management	589,824	597,669	623,420	644,159	668,652

(*) Includes all stock of concept classified in the balance sheet

Other information
NPL ratio**	0.88	0.85	0.84	0.80	0.80
NPL coverage**	175.07	175.01	175.03	176.49	164.23
Risk-weighted assets	391,856	402,812	411,015	422,833	418,932

(**).- 2006 data were drawn up on the basis of 2007 information

Continental Europe
Million euros

			Variation
	Q1 ’07	Q1 ’06	Amount	%
Income statement
Net interest income	1,856	1,440	417	29.0
Income from companies accounted for by the equity method	2	2	1	42.9
Net fees	1,115	855	260	30.4
Insurance activity	39	33	6	16.8
Commercial revenue	3,012	2,329	683	29.3
Gains (losses) on financial transactions	288	229	59	25.7
Gross operating income	3,300	2,558	742	29.0
Income from non-financial services (net) and other operating income	9	13	(3)	(25.2)
Operating expenses	(1,212)	(1,083)	(128)	11.8
General administrative expenses	(1,076)	(959)	(117)	12.2
Personnel	(718)	(654)	(64)	9.9
Other administrative expenses	(358)	(305)	(52)	17.2
Depreciation and amortisation	(136)	(124)	(12)	9.3
Net operating income	2,098	1,487	610	41.0
Net loan loss provisions	(271)	(228)	(43)	18.9
Other income	46	27	19	71.9
Profit before taxes	1,873	1,286	587	45.6
Tax on profit	(529)	(381)	(148)	38.8
Net profit from ordinary activity	1,344	905	439	48.5
Net profit from discontinued operations	—	40	(40)	(100.0)
Net consolidated profit	1,344	946	399	42.1
Minority interests	27	48	(21)	(43.4)
Attributable profit to the Group	1,317	898	419	46.7

			Variation
	31.03.07	31.03.06	Amount	%
Balance sheet
Loans and credits*	278,028	223,323	54,705	24.5
Trading portfolio (w/o loans)	32,487	24,243	8,244	34.0
Available-for-sale financial assets	10,449	14,384	(3,935)	(27.4)
Due from credit institutions*	73,969	63,549	10,420	16.4
Intangible assets and property and equipment	4,697	4,655	42	0.9
Other assets	16,801	15,628	1,173	7.5
Total assets/liabilities & shareholders’ equity	416,430	345,782	70,649	20.4
Customer deposits*	139,144	127,670	11,475	9.0
Marketable debt securities*	52,815	31,112	21,703	69.8
Subordinated debt	2,386	2,251	136	6.0
Insurance liabilities	9,761	6,820	2,941	43.1
Due to credit institutions*	77,852	78,508	(655)	(0.8)
Other liabilities	112,590	82,675	29,916	36.2
Shareholders’ equity	21,882	16,748	5,134	30.7
Other customer funds under management	112,097	104,191	7,905	7.6
Mutual funds	85,014	83,385	1,629	2.0
Pension funds	11,432	10,080	1,353	13.4
Managed portfolios	8,267	6,304	1,964	31.2
Savings-insurance policies	7,383	4,423	2,960	66.9
Customer funds under management	306,442	265,224	41,219	15.5

(*) Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	25.99	22.23	3.76 p.
Efficiency ratio	35.90	41.20	(5.30 p.	)
NPL ratio	0.80	0.76	0.04 p.
NPL coverage	202.49	247.61	(45.12 p.	)
Number of employees (direct & indirect)	46,308	44,155	2,153		4.9
Number of branches	5,829	5,444	385		7.1

Continental Europe
Million euros

	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06	Q1 ’07
Income statement
Net interest income	1,440	1,532	1,613	1,622	1,856
Income from companies accounted for by the equity method	2	0	2	2	2
Net fees	855	887	965	946	1,115
Insurance activity	33	35	34	35	39
Commercial revenue	2,329	2,454	2,614	2,605	3,012
Gains (losses) on financial transactions	229	95	211	173	288
Gross operating income	2,558	2,549	2,825	2,778	3,300
Income from non-financial services (net) and other operating income	13	(7)	17	18	9
Operating expenses	(1,083)	(1,101)	(1,104)	(1,190)	(1,212)
General administrative expenses	(959)	(969)	(978)	(1,050)	(1,076)
Personnel	(654)	(663)	(663)	(707)	(718)
Other administrative expenses	(305)	(307)	(316)	(344)	(358)
Depreciation and amortisation	(124)	(132)	(126)	(140)	(136)
Net operating income	1,487	1,440	1,738	1,605	2,098
Net loan loss provisions	(228)	(379)	(412)	(293)	(271)
Other income	27	74	(46)	(85)	46
Profit before taxes (w/o capital gains)	1,286	1,135	1,279	1,227	1,873
Tax on profit	(381)	(317)	(370)	(347)	(529)
Net profit from ordinary activity	905	818	909	879	1,344
Net profit from discontinued operations	40	45	31	26	—
Net consolidated profit (w/o capital gains)	946	863	940	906	1,344
Minority interests	48	60	32	44	27
Attributable profit to the Group (w/o capital gains)	898	803	908	862	1,317
Net extraordinary gains and allowances	—	—	—	674	—
Attributable profit to the Group	898	803	908	1,535	1,317

	31.03.06	30.06.06	30.09.06	31.12.06	31.03.07
Balance sheet
Loans and credits*	223,323	240,044	256,188	271,687	278,028
Trading portfolio (w/o loans)	24,243	31,599	30,300	33,831	32,487
Available-for-sale financial assets	14,384	13,250	13,904	13,126	10,449
Due from credit institutions*	63,549	64,493	66,128	67,061	73,969
Intangible assets and property and equipment	4,655	4,983	5,241	4,558	4,697
Other assets	15,628	16,733	18,613	18,583	16,801
Total assets/liabilities & shareholders’ equity	345,782	371,102	390,375	408,846	416,430
Customer deposits*	127,670	128,791	137,056	140,231	139,144
Marketable debt securities*	31,112	35,066	42,092	47,632	52,815
Subordinated debt	2,251	2,185	2,621	2,362	2,386
Insurance liabilities	6,820	7,133	7,739	8,547	9,761
Due to credit institutions*	78,508	85,141	82,310	89,016	77,852
Other liabilities	82,675	96,037	101,102	103,090	112,590
Shareholders’ equity	16,748	16,748	17,453	17,967	21,882
Other customer funds under management	104,191	104,571	107,453	108,850	112,097
Mutual funds	83,385	82,617	84,259	83,566	85,014
Pension funds	10,080	10,260	10,581	11,398	11,432
Managed portfolios	6,304	6,825	7,235	7,501	8,267
Savings-insurance policies	4,423	4,869	5,378	6,385	7,383
Customer funds under management	265,224	270,614	289,222	299,076	306,442

(*) Includes all stock of concept classified in the balance sheet

Other information
NPL ratio**	0.84	0.80	0.81	0.80	0.80
NPL coverage**	221.71	227.60	224.57	223.80	202.49
Risk-weighted assets	224,261	243,986	253,120	258,781	258,788

(**).- 2006 data were drawn up on the basis of 2007 information

Santander Branch Network
Million euros

			Variation
	Q1 ’07	Q1 ’06	Amount	%
Income statement
Net interest income	650	537	113	21.1
Income from companies accounted for by the equity method	—	—	—	—
Net fees	423	359	64	17.9
Insurance activity	—	—	—	—
Commercial revenue	1,073	896	177	19.8
Gains (losses) on financial transactions	74	71	3	4.2
Gross operating income	1,147	967	180	18.7
Income from non-financial services (net) and other operating income	5	2	3	141.8
Operating expenses	(461)	(435)	(26)	6.0
General administrative expenses	(403)	(377)	(26)	7.0
Personnel	(303)	(289)	(14)	4.9
Other administrative expenses	(100)	(88)	(12)	14.1
Depreciation and amortisation	(58)	(58)	0	(0.6)
Net operating income	691	533	157	29.5
Net loan loss provisions	(52)	(65)	13	(20.3)
Other income	(0)	(4)	4	(98.8)
Profit before taxes	639	464	174	37.6
Tax on profit	(179)	(130)	(49)	37.4
Net profit from ordinary activity	460	334	126	37.7
Net profit from discontinued operations	—	—	—	—
Net consolidated profit	460	334	126	37.7
Minority interests	0	0	0	267.7
Attributable profit to the Group	460	334	126	37.6

			Variation
	31.03.07	31.03.06	Amount	%
Balance sheet
Loans and credits*	108,104	92,777	15,327	16.5
Trading portfolio (w/o loans)	—	—	—	—
Available-for-sale financial assets	3	2	0	11.5
Due from credit institutions*	93	94	(1)	(0.6)
Intangible assets and property and equipment	2,189	1,931	258	13.4
Other assets	507	761	(254)	(33.4)
Total assets/liabilities & shareholders’ equity	110,896	95,565	15,330	16.0
Customer deposits*	50,410	43,860	6,551	14.9
Marketable debt securities*	—	1	(1)	(100.0)
Subordinated debt	—	—	—	—
Insurance liabilities	—	—	—	—
Due to credit institutions*	26	37	(11)	(30.5)
Other liabilities	52,810	45,004	7,806	17.3
Shareholders’ equity	7,650	6,664	986	14.8
Other customer funds under management	57,134	55,526	1,608	2.9
Mutual funds	48,377	49,431	(1,054)	(2.1)
Pension funds	6,448	5,889	559	9.5
Managed portfolios	—	—	—	—
Savings-insurance policies	2,308	206	2,102	—
Customer funds under management	107,544	99,386	8,158	8.2

(*) Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	24.22	20.80	3.42 p.
Efficiency ratio	39.09	43.54	(4.45 p.	)
NPL ratio	0.56	0.56	—
NPL coverage	298.79	299.75	(0.96 p.	)
Number of employees (direct & indirect)	19,337	19,027	310		1.6
Number of branches	2,839	2,681	158		5.9

Santander Branch Network
Million euros

	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06	Q1 ’07
Income statement
Net interest income	537	583	609	635	650
Income from companies accounted for by the equity method	—	—	—	—	—
Net fees	359	397	408	427	423
Insurance activity	—	—	—	—	—
Commercial revenue	896	980	1,017	1,061	1,073
Gains (losses) on financial transactions	71	69	33	55	74
Gross operating income	967	1,048	1,051	1,116	1,147
Income from non-financial services (net) and other operating income	2	4	(1)	5	5
Operating expenses	(435)	(438)	(438)	(453)	(461)
General administrative expenses	(377)	(380)	(380)	(394)	(403)
Personnel	(289)	(289)	(285)	(293)	(303)
Other administrative expenses	(88)	(91)	(95)	(102)	(100)
Depreciation and amortisation	(58)	(58)	(58)	(58)	(58)
Net operating income	533	615	612	669	691
Net loan loss provisions	(65)	(139)	(84)	(50)	(52)
Other income	(4)	(7)	(2)	5	(0)
Profit before taxes (w/o capital gains)	464	469	526	624	639
Tax on profit	(130)	(130)	(148)	(169)	(179)
Net profit from ordinary activity	334	339	378	455	460
Net profit from discontinued operations	—	—	—	—	—
Net consolidated profit (w/o capital gains)	334	339	378	455	460
Minority interests	0	0	0	0	0
Attributable profit to the Group (w/o capital gains)	334	339	378	455	460
Net extraordinary gains and allowances	—	—	—	—	—
Attributable profit to the Group	334	339	378	455	460

	31.03.06	30.06.06	30.09.06	31.12.06	31.03.07
Balance sheet
Loans and credits*	92,777	98,696	101,838	105,476	108,104
Trading portfolio (w/o loans)	—	—	—	—	—
Available-for-sale financial assets	2	3	3	3	3
Due from credit institutions*	94	91	102	116	93
Intangible assets and property and equipment	1,931	2,073	2,192	2,191	2,189
Other assets	761	839	816	661	507
Total assets/liabilities & shareholders’ equity	95,565	101,702	104,951	108,447	110,896
Customer deposits*	43,860	45,923	49,651	51,595	50,410
Marketable debt securities*	1	—	—	—	—
Subordinated debt	—	—	—	—	—
Insurance liabilities	—	—	—	—	—
Due to credit institutions*	37	32	96	86	26
Other liabilities	45,004	48,552	47,786	49,274	52,810
Shareholders’ equity	6,664	7,195	7,418	7,492	7,650
Other customer funds under management	55,526	54,227	54,862	55,650	57,134
Mutual funds	49,431	48,025	48,150	47,623	48,377
Pension funds	5,889	5,784	5,948	6,416	6,448
Managed portfolios	—	—	—	—	—
Savings-insurance policies	206	418	765	1,611	2,308
Customer funds under management	99,386	100,150	104,513	107,245	107,544

(*)	Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	0.56	0.55	0.57	0.57	0.56
NPL coverage	299.75	313.42	298.84	295.80	298.79
Risk-weighted assets	83,524	90,175	93,673	94,348	95,478
Spread	3.10	3.16	3.26	3.44	3.47
Spread loans	1.39	1.29	1.31	1.28	1.25
Spread deposits	1.71	1.87	1.95	2.16	2.22

Banesto
Million euros

			Variation
	Q1 ’07	Q1 ’06	Amount	%
Income statement
Net interest income	349	296	53	18.1
Income from companies accounted for by the equity method	0	0	0	39.9
Net fees	154	144	10	7.2
Insurance activity	12	8	4	47.6
Commercial revenue	516	448	68	15.1
Gains (losses) on financial transactions	38	34	3	9.4
Gross operating income	554	483	71	14.7
Income from non-financial services (net) and other operating income	(1)	4	(6)	—
Operating expenses	(241)	(230)	(11)	4.7
General administrative expenses	(213)	(204)	(9)	4.3
Personnel	(161)	(151)	(9)	6.2
Other administrative expenses	(52)	(53)	1	(1.2)
Depreciation and amortisation	(28)	(26)	(2)	8.1
Net operating income	311	257	55	21.3
Net loan loss provisions	(54)	(44)	(9)	21.1
Other income	4	6	(2)	(31.9)
Profit before taxes	262	218	43	19.8
Tax on profit	(77)	(70)	(7)	9.7
Net profit from ordinary activity	185	148	37	24.6
Net profit from discontinued operations	—	46	(46)	(100.0)
Net consolidated profit	185	194	(9)	(4.7)
Minority interests	22	46	(25)	(53.3)
Attributable profit to the Group	163	148	16	10.5

			Variation
	31.03.07	31.03.06	Amount	%
Balance sheet
Loans and credits*	64,337	49,502	14,834	30.0
Trading portfolio (w/o loans)	6,445	4,513	1,932	42.8
Available-for-sale financial assets	6,221	10,788	(4,567)	(42.3)
Due from credit institutions*	21,514	17,670	3,843	21.7
Intangible assets and property and equipment	1,106	1,565	(459)	(29.4)
Other assets	3,034	5,622	(2,588)	(46.0)
Total assets/liabilities & shareholders’ equity	102,656	89,661	12,995	14.5
Customer deposits*	43,752	37,076	6,676	18.0
Marketable debt securities*	25,615	19,385	6,229	32.1
Subordinated debt	1,442	1,580	(138)	(8.8)
Insurance liabilities	—	1,769	(1,769)	(100.0)
Due to credit institutions*	19,400	17,449	1,951	11.2
Other liabilities	8,735	9,382	(647)	(6.9)
Shareholders’ equity	3,713	3,019	694	23.0
Other customer funds under management	16,227	15,991	236	1.5
Mutual funds	12,512	12,647	(135)	(1.1)
Pension funds	1,614	1,527	88	5.7
Managed portfolios	832	552	279	50.6
Savings-insurance policies	1,269	1,265	5	0.4
Customer funds under management	87,036	74,032	13,003	17.6

(*)	Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	18.45	20.42	(1.97 p.	)
Efficiency ratio	42.00	45.76	(3.76 p.	)
NPL ratio	0.42	0.46	(0.04 p.	)
NPL coverage	393.19	392.62	0.57 p.
Number of employees (direct & indirect)	10,831	10,563	268		2.5
Number of branches	1,892	1,705	187		11.0

Banesto
Million euros

	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06	Q1 ’07
Income statement
Net interest income	296	299	313	327	349
Income from companies accounted for by the equity method	0	(0)	0	0	0
Net fees	144	147	144	152	154
Insurance activity	8	11	10	12	12
Commercial revenue	448	457	467	491	516
Gains (losses) on financial transactions	34	33	31	25	38
Gross operating income	483	490	497	517	554
Income from non-financial services (net) and other operating income	4	(13)	13	6	(1)
Operating expenses	(230)	(233)	(236)	(238)	(241)
General administrative expenses	(204)	(200)	(206)	(210)	(213)
Personnel	(151)	(156)	(157)	(157)	(161)
Other administrative expenses	(53)	(45)	(48)	(54)	(52)
Depreciation and amortisation	(26)	(33)	(30)	(28)	(28)
Net operating income	257	245	275	285	311
Net loan loss provisions	(44)	(47)	(44)	(54)	(54)
Other income	6	35	(15)	(4)	4
Profit before taxes (w/o capital gains)	218	232	216	227	262
Tax on profit	(70)	(67)	(72)	(76)	(77)
Net profit from ordinary activity	148	165	144	151	185
Net profit from discontinued operations	46	46	31	27	—
Net consolidated profit (w/o capital gains)	194	211	174	178	185
Minority interests	46	57	28	41	22
Attributable profit to the Group (w/o capital gains)	148	154	146	137	163
Net extraordinary gains and allowances	—	—	—	674	—
Attributable profit to the Group	148	154	146	811	163

	31.03.06	30.06.06	30.09.06	31.12.06	31.03.07
Balance sheet
Loans and credits*	49,502	53,838	56,540	61,069	64,337
Trading portfolio (w/o loans)	4,513	4,690	4,247	5,191	6,445
Available-for-sale financial assets	10,788	11,061	11,598	9,339	6,221
Due from credit institutions*	17,670	20,313	19,933	21,113	21,514
Intangible assets and property and equipment	1,565	1,599	1,725	999	1,106
Other assets	5,622	6,263	6,125	5,619	3,034
Total assets/liabilities & shareholders’ equity	89,661	97,764	100,168	103,330	102,656
Customer deposits*	37,076	38,357	41,461	44,264	43,752
Marketable debt securities*	19,385	21,283	23,781	23,882	25,615
Subordinated debt	1,580	1,566	1,590	1,414	1,442
Insurance liabilities	1,769	1,606	1,596	1,230	—
Due to credit institutions*	17,449	21,778	18,956	19,947	19,400
Other liabilities	9,382	10,379	9,989	9,859	8,735
Shareholders’ equity	3,019	2,794	2,796	2,734	3,713
Other customer funds under management	15,991	16,434	16,638	16,886	16,227
Mutual funds	12,647	13,039	13,042	12,988	12,512
Pension funds	1,527	1,482	1,522	1,611	1,614
Managed portfolios	552	675	861	1,004	832
Savings-insurance policies	1,265	1,238	1,214	1,284	1,269
Customer funds under management	74,032	77,640	83,471	86,446	87,036

(*)	Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	0.46	0.45	0.43	0.42	0.42
NPL coverage	392.62	393.44	399.94	396.13	393.19
Risk-weighted assets	55,413	56,929	58,776	62,845	64,887
Spread (Retail Banking)	2.92	3.00	3.13	3.23	3.35
Spread loans	1.38	1.36	1.30	1.31	1.32
Spread deposits	1.54	1.64	1.83	1.92	2.03

Santander Consumer Finance
Million euros

			Variation
	Q1 ’07	Q1 ’06	Amount	%	% ex-Drive
Income statement
Net interest income	499	322	178	55.2	9.3
Income from companies accounted for by the equity method	2	1	1	43.3	43.3
Net fees	115	94	20	21.6	23.8
Insurance activity	—	—	—	—	—
Commercial revenue	616	417	199	47.6	12.7
Gains (losses) on financial transactions	4	12	(7)	(62.5)	(62.5)
Gross operating income	620	429	191	44.6	10.6
Income from non-financial services (net) and other operating income	9	10	(1)	(11.2)	(11.2)
Operating expenses	(189)	(156)	(33)	21.2	8.7
General administrative expenses	(174)	(142)	(32)	22.2	9.0
Personnel	(82)	(65)	(16)	24.7	8.2
Other administrative expenses	(92)	(77)	(15)	20.1	9.8
Depreciation and amortisation	(16)	(14)	(2)	11.4	5.3
Net operating income	440	283	157	55.5	11.0
Net loan loss provisions	(200)	(94)	(106)	113.5	21.2
Other income	3	(4)	7	—	—
Profit before taxes	242	184	58	31.5	10.1
Tax on profit	(72)	(57)	(14)	24.7	(4.3)
Net profit from ordinary activity	171	127	44	34.5	16.6
Net profit from discontinued operations	—	—	—	—	—
Net consolidated profit	171	127	44	34.5	16.6
Minority interests	5	1	4	332.3	140.1
Attributable profit to the Group	166	126	40	31.8	15.5

			Variation
	31.03.07	31.03.06	Amount	%
Balance sheet
Loans and credits*	40,979	32,457	8,522	26.3
Trading portfolio (w/o loans)	13	51	(39)	(75.3)
Available-for-sale financial assets	58	42	16	38.0
Due from credit institutions*	6,896	5,415	1,481	27.3
Intangible assets and property and equipment	686	479	207	43.1
Other assets	1,406	1,244	161	13.0
Total assets/liabilities & shareholders’ equity	50,037	39,689	10,348	26.1
Customer deposits*	13,456	13,752	(296)	(2.1)
Marketable debt securities*	12,727	6,752	5,975	88.5
Subordinated debt	576	103	474	461.9
Insurance liabilities	—	—	—	—
Due to credit institutions*	19,696	16,308	3,388	20.8
Other liabilities	1,087	1,079	9	0.8
Shareholders’ equity	2,494	1,696	798	47.1
Other customer funds under management	392	343	49	14.4
Mutual funds	333	298	35	11.7
Pension funds	60	45	14	32.1
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—
Customer funds under management	27,151	20,949	6,202	29.6

(*)	Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	28.87	30.11	(1.24 p.	)
Efficiency ratio	29.65	35.01	(5.36 p.	)
NPL ratio	2.66	2.41	0.25 p.
NPL coverage	114.43	124.43	(10.00 p.	)
Number of employees (direct & indirect)	6,374	5,288	1,086		20.5
Number of branches	279	276	3		1.1

Santander Consumer Finance
Million euros

	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06	Q1 ’07
Income statement
Net interest income	322	336	353	368	499
Income from companies accounted for by the equity method	1	1	2	2	2
Net fees	94	96	102	100	115
Insurance activity	—	—	—	—	—
Commercial revenue	417	433	456	470	616
Gains (losses) on financial transactions	12	14	8	15	4
Gross operating income	429	447	464	486	620
Income from non-financial services (net) and other operating income	10	5	7	8	9
Operating expenses	(156)	(164)	(164)	(170)	(189)
General administrative expenses	(142)	(150)	(149)	(151)	(174)
Personnel	(65)	(67)	(70)	(69)	(82)
Other administrative expenses	(77)	(83)	(80)	(82)	(92)
Depreciation and amortisation	(14)	(14)	(15)	(19)	(16)
Net operating income	283	287	307	324	440
Net loan loss provisions	(94)	(92)	(100)	(111)	(200)
Other income	(4)	25	(2)	(13)	3
Profit before taxes (w/o capital gains)	184	220	205	199	242
Tax on profit	(57)	(64)	(60)	(54)	(72)
Net profit from ordinary activity	127	157	146	145	171
Net profit from discontinued operations	—	—	—	—	—
Net consolidated profit (w/o capital gains)	127	157	146	145	171
Minority interests	1	2	3	3	5
Attributable profit to the Group (w/o capital gains)	126	155	143	142	166
Net extraordinary gains and allowances	—	—	—	—	—
Attributable profit to the Group	126	155	143	142	166

	31.03.06	30.06.06	30.09.06	31.12.06	31.03.07
Balance sheet
Loans and credits*	32,457	34,477	35,735	39,461	40,979
Trading portfolio (w/o loans)	51	3	15	10	13
Available-for-sale financial assets	42	91	42	48	58
Due from credit institutions*	5,415	5,011	6,135	5,466	6,896
Intangible assets and property and equipment	479	619	621	643	686
Other assets	1,244	1,221	1,303	1,288	1,406
Total assets/liabilities & shareholders’ equity	39,689	41,423	43,851	46,917	50,037
Customer deposits*	13,752	14,197	14,036	13,439	13,456
Marketable debt securities*	6,752	5,961	7,126	10,427	12,727
Subordinated debt	103	160	577	578	576
Insurance liabilities	—	—	—	—	—
Due to credit institutions*	16,308	18,286	19,117	19,526	19,696
Other liabilities	1,079	1,501	1,463	1,342	1,087
Shareholders’ equity	1,696	1,318	1,531	1,604	2,494
Other customer funds under management	343	332	358	383	392
Mutual funds	298	287	306	323	333
Pension funds	45	45	52	60	60
Managed portfolios	—	—	—	—	—
Savings-insurance policies	—	—	—	—	—
Customer funds under management	20,949	20,650	22,098	24,827	27,151

(*)	Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	2.41	2.46	2.57	2.57	2.66
NPL coverage	124.43	119.46	113.83	114.10	114.43
Risk-weighted assets	28,405	31,810	31,465	33,713	32,936
Spread loans	4.79	4.58	4.15	3.83	3.69

Portugal
Million euros

			Variation
	Q1 ’07	Q1 ’06	Amount	%
Income statement
Net interest income	174	163	11	6.8
Income from companies accounted for by the equity method	—	—	—	—
Net fees	96	94	2	1.9
Insurance activity	7	5	2	35.6
Commercial revenue	277	262	15	5.6
Gains (losses) on financial transactions	31	13	18	135.1
Gross operating income	308	276	33	11.9
Income from non-financial services (net) and other operating income	(2)	(3)	1	(26.5)
Operating expenses	(132)	(123)	(9)	7.7
General administrative expenses	(116)	(108)	(8)	7.5
Personnel	(74)	(70)	(4)	5.1
Other administrative expenses	(42)	(37)	(4)	11.9
Depreciation and amortisation	(17)	(15)	(1)	9.2
Net operating income	174	150	24	16.0
Net loan loss provisions	6	3	3	74.2
Other income	(11)	(5)	(6)	122.1
Profit before taxes	169	148	21	14.0
Tax on profit	(37)	(34)	(3)	8.8
Net profit from ordinary activity	132	115	18	15.5
Net profit from discontinued operations	—	—	—	—
Net consolidated profit	132	115	18	15.5
Minority interests	0	0	0	11.6
Attributable profit to the Group	132	114	18	15.5

			Variation
	31.03.07	31.03.06	Amount	%
Balance sheet
Loans and credits*	27,942	25,505	2,437	9.6 **
Trading portfolio (w/o loans)	934	883	51	5.8
Available-for-sale financial assets	1,003	2,292	(1,290)	(56.3)
Due from credit institutions*	8,809	10,952	(2,142)	(19.6)
Intangible assets and property and equipment	431	439	(8)	(1.8)
Other assets	5,391	3,750	1,640	43.7
Total assets/liabilities & shareholders’ equity	44,509	43,820	689	1.6
Customer deposits*	11,380	11,669	(289)	(2.5)
Marketable debt securities*	11,371	3,372	7,999	237.2
Subordinated debt	368	532	(164)	(30.9)
Insurance liabilities	4,074	3,213	861	26.8
Due to credit institutions*	13,358	20,675	(7,317)	(35.4)
Other liabilities	1,696	2,256	(560)	(24.8)
Shareholders’ equity	2,261	2,104	158	7.5
Other customer funds under management	11,773	10,263	1,511	14.7
Mutual funds	6,160	5,922	238	4.0
Pension funds	1,453	1,032	420	40.7
Managed portfolios	355	355	(1)	(0.2)
Savings-insurance policies	3,806	2,953	853	28.9
Customer funds under management	34,892	25,836	9,057	35.1

(*)	Includes all stock of concept classified in the balance sheet

(**).-	Impacted by reclassification from available-for-sale financial assets. In like-for-like terms: +6%

Ratios (%) and other data
ROE	25.56	23.44	2.12 p.
Efficiency ratio	42.96	44.63	(1.67 p.	)
NPL ratio	1.16	0.71	0.45 p.
NPL coverage	127.55	258.04	(130.49 p.	)
Number of employees (direct & indirect)	6,172	6,265	(93)		(1.5)
Number of branches	731	694	37		5.3

Portugal
Million euros

	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06	Q1 ’07
Income statement
Net interest income	163	172	167	158	174
Income from companies accounted for by the equity method	—	—	—	—	—
Net fees	94	96	91	85	96
Insurance activity	5	4	5	4	7
Commercial revenue	262	273	263	247	277
Gains (losses) on financial transactions	13	3	7	34	31
Gross operating income	276	276	270	281	308
Income from non-financial services (net) and other operating income	(3)	(3)	(3)	(2)	(2)
Operating expenses	(123)	(126)	(127)	(146)	(132)
General administrative expenses	(108)	(110)	(111)	(129)	(116)
Personnel	(70)	(72)	(72)	(79)	(74)
Other administrative expenses	(37)	(38)	(39)	(50)	(42)
Depreciation and amortisation	(15)	(16)	(16)	(17)	(17)
Net operating income	150	148	140	133	174
Net loan loss provisions	3	(22)	(19)	(3)	6
Other income	(5)	(2)	10	(10)	(11)
Profit before taxes (w/o capital gains)	148	124	131	119	169
Tax on profit	(34)	(22)	(20)	(23)	(37)
Net profit from ordinary activity	115	102	111	96	132
Net profit from discontinued operations	—	—	—	—	—
Net consolidated profit (w/o capital gains)	115	102	111	96	132
Minority interests	0	0	0	0	0
Attributable profit to the Group (w/o capital gains)	114	102	111	96	132
Net extraordinary gains and allowances	—	—	—	—	—
Attributable profit to the Group	114	102	111	96	132

	31.03.06	30.06.06	30.09.06	31.12.06	31.03.07
Balance sheet
Loans and credits*	25,505	27,768	27,471	28,366	27,942
Trading portfolio (w/o loans)	883	1,157	1,083	820	934
Available-for-sale financial assets	2,292	837	814	719	1,003
Due from credit institutions*	10,952	11,425	11,065	9,330	8,809
Intangible assets and property and equipment	439	445	442	437	431
Other assets	3,750	4,586	4,493	4,632	5,391
Total assets/liabilities & shareholders’ equity	43,820	46,218	45,368	44,304	44,509
Customer deposits*	11,669	11,839	11,568	12,122	11,380
Marketable debt securities*	3,372	5,825	9,316	8,720	11,371
Subordinated debt	532	424	420	370	368
Insurance liabilities	3,213	3,475	3,670	3,759	4,074
Due to credit institutions*	20,675	20,931	16,335	16,028	13,358
Other liabilities	2,256	2,137	2,404	1,749	1,696
Shareholders’ equity	2,104	1,587	1,656	1,558	2,261
Other customer funds under management	10,263	10,891	11,155	11,354	11,773
Mutual funds	5,922	5,940	6,006	6,040	6,160
Pension funds	1,032	1,373	1,380	1,448	1,453
Managed portfolios	355	364	370	376	355
Savings-insurance policies	2,953	3,214	3,399	3,490	3,806
Customer funds under management	25,836	28,978	32,458	32,565	34,892

(*)	Includes all stock of concept classified in the balance sheet

Other information
NPL ratio**	1.57	1.34	1.38	1.25	1.16
NPL coverage**	117.28	126.90	127.76	129.67	127.55
Risk-weighted assets	22,891	23,022	22,959	22,057	21,689
Spread (Retail Banking)	2.85	2.84	2.80	2.79	2.73
Spread loans	1.66	1.63	1.56	1.53	1.46
Spread deposits	1.19	1.21	1.24	1.26	1.27

(**).-	2006 data were drawn up on the basis of 2007 information

United Kingdom (Abbey)
Million euros

			Variation
	Q1 ’07	Q1 ’06	Amount	%
Income statement
Net interest income	572	509	62	12.2
Income from companies accounted for by the equity method	0	1	(1)	(87.8)
Net fees	251	252	(1)	(0.5)
Insurance activity	0	(0)	0	—
Commercial revenue	823	763	61	7.9
Gains (losses) on financial transactions	131	109	22	20.4
Gross operating income	955	872	83	9.5
Income from non-financial services (net) and other operating income	14	16	(2)	(10.1)
Operating expenses	(492)	(503)	11	(2.2)
General administrative expenses	(467)	(476)	9	(2.0)
Personnel	(261)	(272)	10	(3.9)
Other administrative expenses	(206)	(204)	(1)	0.6
Depreciation and amortisation	(25)	(27)	2	(6.2)
Net operating income	476	384	92	24.0
Net loan loss provisions	(81)	(88)	7	(7.9)
Other income	5	(1)	6	—
Profit before taxes	400	295	105	35.6
Tax on profit	(100)	(82)	(18)	22.0
Net profit from ordinary activity	300	213	87	40.8
Net profit from discontinued operations	—	31	(31)	(100.0)
Net consolidated profit	300	244	56	22.8
Minority interests	—	—	—	—
Attributable profit to the Group	300	244	56	22.8

			Variation
	31.03.07	31.03.06	Amount	%
Balance sheet
Loans and credits*	192,666	173,841	18,826	10.8
Trading portfolio (w/o loans)	59,273	61,735	(2,461)	(4.0)
Available-for-sale financial assets	23	20	3	17.3
Due from credit institutions*	22,244	16,575	5,668	34.2
Intangible assets and property and equipment	4,945	5,044	(99)	(2.0)
Other assets	7,551	42,529	(34,979)	(82.2)
Total assets/liabilities & shareholders’ equity	286,702	299,744	(13,042)	(4.4)
Customer deposits*	112,292	109,039	3,252	3.0
Marketable debt securities*	82,528	61,049	21,480	35.2
Subordinated debt	9,216	11,045	(1,829)	(16.6)
Insurance liabilities	11	35,912	(35,901)	(100.0)
Due to credit institutions*	44,871	43,371	1,500	3.5
Other liabilities	33,839	36,240	(2,401)	(6.6)
Shareholders’ equity	3,946	3,088	857	27.8
Other customer funds under management	13,640	16,112	(2,473)	(15.3)
Mutual funds	13,640	5,904	7,736	131.0
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	—	10,209	(10,209)	(100.0)
Customer funds under management	217,675	197,245	20,430	10.4

(*)	Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	31.34	33.43	(2.09 p.	)
Efficiency ratio	50.81	56.83	(6.02 p.	)
NPL ratio	0.55	0.64	(0.09 p.	)
NPL coverage	81.38	79.32	2.06 p.
Number of employees (direct & indirect)	16,616	18,622	(2,006)		(10.8)
Number of branches	711	712	(1)		(0.1)

United Kingdom (Abbey)
Million euros

	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06	Q1 ’07
Income statement
Net interest income	509	524	534	541	572
Income from companies accounted for by the equity method	1	1	1	0	0
Net fees	252	255	260	258	251
Insurance activity	(0)	(0)	0	0	0
Commercial revenue	763	780	794	799	823
Gains (losses) on financial transactions	109	74	117	123	131
Gross operating income	872	854	912	922	955
Income from non-financial services (net) and other operating income	16	14	11	1	14
Operating expenses	(503)	(483)	(496)	(501)	(492)
General administrative expenses	(476)	(455)	(473)	(473)	(467)
Personnel	(272)	(263)	(264)	(263)	(261)
Other administrative expenses	(204)	(192)	(209)	(210)	(206)
Depreciation and amortisation	(27)	(27)	(23)	(28)	(25)
Net operating income	384	386	427	423	476
Net loan loss provisions	(88)	(115)	(103)	(80)	(81)
Other income	(1)	(1)	1	(0)	5
Profit before taxes (w/o capital gains)	295	270	325	343	400
Tax on profit	(82)	(80)	(97)	(83)	(100)
Net profit from ordinary activity	213	189	227	260	300
Net profit from discontinued operations	31	58	24	0	—
Net consolidated profit (w/o capital gains)	244	247	251	260	300
Minority interests	—	—	—	—	—
Attributable profit to the Group (w/o capital gains)	244	247	251	260	300
Net extraordinary gains and allowances	—	—	—	—	—
Attributable profit to the Group	244	247	251	260	300

	31.03.06	30.06.06	30.09.06	31.12.06	31.03.07
Balance sheet
Loans and credits*	173,841	182,597	183,818	190,512	192,666
Trading portfolio (w/o loans)	61,735	62,873	59,899	61,507	59,273
Available-for-sale financial assets	20	20	22	23	23
Due from credit institutions*	16,575	12,586	17,987	18,185	22,244
Intangible assets and property and equipment	5,044	4,999	5,039	5,059	4,945
Other assets	42,529	46,303	9,839	8,691	7,551
Total assets/liabilities & shareholders’ equity	299,744	309,378	276,604	283,977	286,702
Customer deposits*	109,039	110,225	114,948	115,194	112,292
Marketable debt securities*	61,049	64,696	69,176	72,857	82,528
Subordinated debt	11,045	10,640	10,458	9,430	9,216
Insurance liabilities	35,912	33,528	71	71	11
Due to credit institutions*	43,371	55,599	45,513	51,020	44,871
Other liabilities	36,240	32,057	33,198	32,076	33,839
Shareholders’ equity	3,088	2,633	3,241	3,328	3,946
Other customer funds under management	16,112	17,146	6,276	8,307	13,640
Mutual funds	5,904	6,638	6,276	8,307	13,640
Pension funds	—	—	—	—	—
Managed portfolios	—	—	—	—	—
Savings-insurance policies	10,209	10,508	—	—	—
Customer funds under management	197,245	202,707	200,857	205,788	217,675

(*)	Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	0.64	0.63	0.64	0.60	0.55
NPL coverage	79.32	81.98	84.18	85.88	81.38
Risk-weighted assets	105,323	100,523	96,344	97,277	90,473
Spread (Retail Banking)	1.81	1.84	1.84	1.89	1.97
Spread loans	0.72	0.73	0.70	0.69	0.69
Spread deposits	1.09	1.11	1.14	1.20	1.28

United Kingdom (Abbey)
Million pound sterling

			Variation
	Q1 ’07	Q1 ’06	Amount	%
Income statement
Net interest income	383	349	34	9.7
Income from companies accounted for by the equity method	0	1	(0)	(88.1)
Net fees	169	173	(5)	(2.7)
Insurance activity	0	(0)	0	—
Commercial revenue	552	523	29	5.5
Gains (losses) on financial transactions	88	75	13	17.7
Gross operating income	640	598	42	7.0
Income from non-financial services (net) and other operating income	9	11	(1)	(12.1)
Operating expenses	(330)	(345)	15	(4.4)
General administrative expenses	(313)	(327)	14	(4.2)
Personnel	(175)	(187)	11	(6.0)
Other administrative expenses	(138)	(140)	2	(1.7)
Depreciation and amortisation	(17)	(18)	2	(8.3)
Net operating income	319	264	56	21.2
Net loan loss provisions	(55)	(61)	6	(10.0)
Other income	3	(0)	4	—
Profit before taxes	268	203	66	32.5
Tax on profit	(67)	(56)	(11)	19.3
Net profit from ordinary activity	201	146	55	37.7
Net profit from discontinued operations	—	21	(21)	(100.0)
Net consolidated profit	201	167	34	20.1
Minority interests	—	—	—	—
Attributable profit to the Group	201	167	34	20.1

			Variation
	31.03.07	31.03.06	Amount	%
Balance sheet
Loans and credits*	130,975	121,063	9,912	8.2
Trading portfolio (w/o loans)	40,294	42,992	(2,698)	(6.3)
Available-for-sale financial assets	16	14	2	14.5
Due from credit institutions*	15,121	11,543	3,578	31.0
Intangible assets and property and equipment	3,362	3,513	(151)	(4.3)
Other assets	5,133	29,617	(24,484)	(82.7)
Total assets/liabilities & shareholders’ equity	194,900	208,742	(13,841)	(6.6)
Customer deposits*	76,336	75,935	401	0.5
Marketable debt securities*	56,103	42,514	13,588	32.0
Subordinated debt	6,265	7,691	(1,427)	(18.5)
Insurance liabilities	7	25,009	(25,002)	(100.0)
Due to credit institutions*	30,503	30,203	299	1.0
Other liabilities	23,004	25,238	(2,234)	(8.9)
Shareholders’ equity	2,682	2,151	532	24.7
Other customer funds under management	9,272	11,221	(1,949)	(17.4)
Mutual funds	9,272	4,111	5,161	125.5
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	—	7,109	(7,109)	(100.0)
Customer funds under management	147,976	137,361	10,614	7.7

(*)	Includes all stock of concept classified in the balance sheet

United Kingdom (Abbey)
Million pound sterling

	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06	Q1 ’07
Income statement
Net interest income	349	360	363	364	383
Income from companies accounted for by the equity method	1	1	0	0	0
Net fees	173	176	177	174	169
Insurance activity	(0)	(0)	0	0	0
Commercial revenue	523	537	540	538	552
Gains (losses) on financial transactions	75	51	80	83	88
Gross operating income	598	588	620	621	640
Income from non-financial services (net) and other operating income	11	10	7	1	9
Operating expenses	(345)	(332)	(337)	(337)	(330)
General administrative expenses	(327)	(313)	(322)	(318)	(313)
Personnel	(187)	(181)	(179)	(177)	(175)
Other administrative expenses	(140)	(132)	(142)	(141)	(138)
Depreciation and amortisation	(18)	(19)	(16)	(19)	(17)
Net operating income	264	265	290	285	319
Net loan loss provisions	(61)	(79)	(70)	(54)	(55)
Other income	(0)	(1)	1	(0)	3
Profit before taxes (w/o capital gains)	203	186	221	231	268
Tax on profit	(56)	(55)	(66)	(56)	(67)
Net profit from ordinary activity	146	130	155	175	201
Net profit from discontinued operations	21	40	16	0	—
Net consolidated profit (w/o capital gains)	167	170	171	175	201
Minority interests	—	—	—	—	—
Attributable profit to the Group (w/o capital gains)	167	170	171	175	201
Net extraordinary gains and allowances	—	—	—	—	—
Attributable profit to the Group	167	170	171	175	201

	31.03.06	30.06.06	30.09.06	31.12.06	31.03.07
Balance sheet
Loans and credits*	121,063	126,375	124,573	127,929	130,975
Trading portfolio (w/o loans)	42,992	43,515	40,594	41,302	40,294
Available-for-sale financial assets	14	14	15	16	16
Due from credit institutions*	11,543	8,711	12,190	12,211	15,121
Intangible assets and property and equipment	3,513	3,460	3,415	3,397	3,362
Other assets	29,617	32,046	6,668	5,836	5,133
Total assets/liabilities & shareholders’ equity	208,742	214,121	187,455	190,690	194,900
Customer deposits*	75,935	76,287	77,900	77,353	76,336
Marketable debt securities*	42,514	44,776	46,880	48,924	56,103
Subordinated debt	7,691	7,364	7,087	6,332	6,265
Insurance liabilities	25,009	23,205	48	48	7
Due to credit institutions*	30,203	38,480	30,844	34,260	30,503
Other liabilities	25,238	22,186	22,499	21,539	23,004
Shareholders’ equity	2,151	1,823	2,196	2,235	2,682
Other customer funds under management	11,221	11,866	4,253	5,578	9,272
Mutual funds	4,111	4,594	4,253	5,578	9,272
Pension funds	—	—	—	—	—
Managed portfolios	—	—	—	—	—
Savings-insurance policies	7,109	7,273	—	—	—
Customer funds under management	137,361	140,294	136,121	138,187	147,976

(*)	Includes all stock of concept classified in the balance sheet

Latin America
Million euros

			Variation
	Q1 ’07	Q1 ’06	Amount	%
Income statement
Net interest income	1,471	1,225	246	20.1
Income from companies accounted for by the equity method	1	2	(1)	(33.4)
Net fees	709	634	75	11.8
Insurance activity	57	33	24	72.9
Commercial revenue	2,239	1,894	345	18.2
Gains (losses) on financial transactions	205	196	8	4.2
Gross operating income	2,444	2,091	353	16.9
Income from non-financial services (net) and other operating income	(36)	(24)	(12)	49.0
Operating expenses	(1,053)	(993)	(61)	6.1
General administrative expenses	(973)	(917)	(56)	6.1
Personnel	(523)	(499)	(24)	4.9
Other administrative expenses	(450)	(418)	(31)	7.5
Depreciation and amortisation	(80)	(75)	(5)	6.5
Net operating income	1,354	1,074	280	26.1
Net loan loss provisions	(327)	(184)	(142)	77.2
Other income	(4)	(6)	2	(32.5)
Profit before taxes	1,023	883	140	15.9
Tax on profit	(250)	(196)	(54)	27.5
Net profit from ordinary activity	773	687	86	12.5
Net profit from discontinued operations	—	7	(7)	(100.0)
Net consolidated profit	773	694	79	11.3
Minority interests	92	76	16	20.9
Attributable profit to the Group	681	618	63	10.1

			Variation
	31.03.07	31.03.06	Amount	%
Balance sheet
Loans and credits*	59,399	53,530	5,869	11.0
Trading portfolio (w/o loans)	24,183	25,209	(1,026)	(4.1)
Available-for-sale financial assets	13,638	16,087	(2,449)	(15.2)
Due from credit institutions*	23,420	27,421	(4,001)	(14.6)
Intangible assets and property and equipment	1,689	1,364	325	23.8
Other assets	20,865	18,844	2,021	10.7
Total assets/liabilities & shareholders’ equity	143,194	142,455	739	0.5
Customer deposits*	75,488	66,929	8,559	12.8
Marketable debt securities*	4,367	6,337	(1,970)	(31.1)
Subordinated debt	2,450	1,077	1,373	127.5
Insurance liabilities	2,259	1,837	422	23.0
Due to credit institutions*	31,116	42,047	(10,931)	(26.0)
Other liabilities	18,720	14,751	3,969	26.9
Shareholders’ equity	8,795	9,479	(684)	(7.2)
Other customer funds under management	62,230	53,014	9,216	17.4
Mutual funds	32,494	24,885	7,609	30.6
Pension funds	18,564	19,110	(546)	(2.9)
Managed portfolios	11,172	9,018	2,153	23.9
Savings-insurance policies	—	—	—	—
Customer funds under management	144,534	127,356	17,178	13.5

(*)	Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	30.29	26.63	3.66 p.
Efficiency ratio	42.11	46.35	(4.24 p.	)
NPL ratio	1.50	1.71	(0.21 p.	)
NPL coverage	160.00	183.37	(23.37 p.	)
Number of employees (direct & indirect)	69,958	62,259	7,699		12.4
Number of branches	4,438	4,170	268		6.4

Latin America
Million euros

	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06	Q1 ’07
Income statement
Net interest income	1,225	1,290	1,366	1,399	1,471
Income from companies accounted for by the equity method	2	2	1	2	1
Net fees	634	617	622	682	709
Insurance activity	33	44	38	50	57
Commercial revenue	1,894	1,953	2,027	2,134	2,239
Gains (losses) on financial transactions	196	105	180	153	205
Gross operating income	2,091	2,058	2,207	2,286	2,444
Income from non-financial services (net) and other operating income	(24)	(26)	(21)	(48)	(36)
Operating expenses	(993)	(986)	(1,040)	(1,117)	(1,053)
General administrative expenses	(917)	(909)	(969)	(1,031)	(973)
Personnel	(499)	(500)	(511)	(543)	(523)
Other administrative expenses	(418)	(409)	(458)	(489)	(450)
Depreciation and amortisation	(75)	(77)	(72)	(86)	(80)
Net operating income	1,074	1,047	1,145	1,121	1,354
Net loan loss provisions	(184)	(205)	(171)	(299)	(327)
Other income	(6)	(123)	(69)	(55)	(4)
Profit before taxes (w/o capital gains)	883	719	905	768	1,023
Tax on profit	(196)	(118)	(189)	(205)	(250)
Net profit from ordinary activity	687	601	716	563	773
Net profit from discontinued operations	7	1	0	0	—
Net consolidated profit (w/o capital gains)	694	602	717	563	773
Minority interests	76	73	64	75	92
Attributable profit to the Group (w/o capital gains)	618	529	652	487	681
Net extraordinary gains and allowances	—	—	—	—	—
Attributable profit to the Group	618	529	652	487	681

	31.03.06	30.06.06	30.09.06	31.12.06	31.03.07
Balance sheet
Loans and credits*	53,530	53,256	56,398	60,172	59,399
Trading portfolio (w/o loans)	25,209	24,682	24,641	27,846	24,183
Available-for-sale financial assets	16,087	16,523	17,064	17,943	13,638
Due from credit institutions*	27,421	24,787	22,207	20,310	23,420
Intangible assets and property and equipment	1,364	1,280	1,517	1,695	1,689
Other assets	18,844	15,196	16,541	16,842	20,865
Total assets/liabilities & shareholders’ equity	142,455	135,725	138,368	144,809	143,194
Customer deposits*	66,929	65,681	72,550	75,301	75,488
Marketable debt securities*	6,337	6,264	5,895	5,258	4,367
Subordinated debt	1,077	1,565	1,906	2,383	2,450
Insurance liabilities	1,837	1,825	1,932	2,086	2,259
Due to credit institutions*	42,047	37,397	30,106	32,403	31,116
Other liabilities	14,751	14,778	17,626	19,529	18,720
Shareholders’ equity	9,479	8,215	8,353	7,847	8,795
Other customer funds under management	53,014	50,837	52,989	56,352	62,230
Mutual funds	24,885	24,363	26,567	27,965	32,494
Pension funds	19,110	17,449	16,861	18,052	18,564
Managed portfolios	9,018	9,025	9,560	10,334	11,172
Savings-insurance policies	—	—	—	—	—
Customer funds under management	127,356	124,348	133,340	139,295	144,534

(*)	Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	1.71	1.77	1.65	1.38	1.50
NPL coverage	183.37	167.53	166.55	167.29	160.00
Risk-weighted assets	62,272	58,303	61,551	66,774	69,672

Latin America
Million dollars

			Variation
	Q1 ’07	Q1 ’06	Amount	%
Income statement
Net interest income	1,928	1,472	456	31.0
Income from companies accounted for by the equity method	2	3	(1)	(27.4)
Net fees	929	762	167	22.0
Insurance activity	75	40	35	88.5
Commercial revenue	2,935	2,277	658	28.9
Gains (losses) on financial transactions	268	236	32	13.6
Gross operating income	3,203	2,513	690	27.5
Income from non-financial services (net) and other operating income	(48)	(29)	(18)	62.5
Operating expenses	(1,381)	(1,193)	(187)	15.7
General administrative expenses	(1,275)	(1,103)	(173)	15.7
Personnel	(686)	(600)	(86)	14.3
Other administrative expenses	(590)	(503)	(87)	17.3
Depreciation and amortisation	(105)	(91)	(15)	16.1
Net operating income	1,775	1,290	484	37.5
Net loan loss provisions	(428)	(222)	(207)	93.3
Other income	(5)	(7)	2	(26.4)
Profit before taxes	1,341	1,061	280	26.3
Tax on profit	(328)	(236)	(92)	39.0
Net profit from ordinary activity	1,013	825	187	22.7
Net profit from discontinued operations	—	9	(9)	(100.0)
Net consolidated profit	1,013	834	178	21.4
Minority interests	120	91	29	31.8
Attributable profit to the Group	892	743	149	20.1

			Variation
	31.03.07	31.03.06	Amount	%
Balance sheet
Loans and credits*	79,107	64,792	14,315	22.1
Trading portfolio (w/o loans)	32,207	30,513	1,694	5.6
Available-for-sale financial assets	18,163	19,472	(1,309)	(6.7)
Due from credit institutions*	31,191	33,190	(2,000)	(6.0)
Intangible assets and property and equipment	2,250	1,651	599	36.3
Other assets	27,788	22,809	4,979	21.8
Total assets/liabilities & shareholders’ equity	190,706	172,428	18,279	10.6
Customer deposits*	100,535	81,010	19,524	24.1
Marketable debt securities*	5,816	7,671	(1,854)	(24.2)
Subordinated debt	3,263	1,303	1,959	150.4
Insurance liabilities	3,008	2,223	785	35.3
Due to credit institutions*	41,440	50,893	(9,453)	(18.6)
Other liabilities	24,931	17,854	7,077	39.6
Shareholders’ equity	11,714	11,473	240	2.1
Other customer funds under management	82,877	64,168	18,709	29.2
Mutual funds	43,275	30,121	13,155	43.7
Pension funds	24,724	23,131	1,592	6.9
Managed portfolios	14,878	10,916	3,963	36.3
Savings-insurance policies	—	—	—	—
Customer funds under management	192,491	154,152	38,339	24.9

(*)	Includes all stock of concept classified in the balance sheet

Latin America
Million dollars

	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06	Q1 ’07
Income statement
Net interest income	1,472	1,617	1,735	1,794	1,928
Income from companies accounted for by the equity method	3	3	1	2	2
Net fees	762	775	792	875	929
Insurance activity	40	55	48	64	75
Commercial revenue	2,277	2,450	2,577	2,735	2,935
Gains (losses) on financial transactions	236	134	228	196	268
Gross operating income	2,513	2,583	2,805	2,932	3,203
Income from non-financial services (net) and other operating income	(29)	(33)	(27)	(61)	(48)
Operating expenses	(1,193)	(1,237)	(1,323)	(1,431)	(1,381)
General administrative expenses	(1,103)	(1,141)	(1,232)	(1,322)	(1,275)
Personnel	(600)	(627)	(650)	(696)	(686)
Other administrative expenses	(503)	(514)	(581)	(626)	(590)
Depreciation and amortisation	(91)	(96)	(91)	(110)	(105)
Net operating income	1,290	1,314	1,455	1,439	1,775
Net loan loss provisions	(222)	(256)	(219)	(381)	(428)
Other income	(7)	(151)	(88)	(70)	(5)
Profit before taxes (w/o capital gains)	1,061	907	1,149	988	1,341
Tax on profit	(236)	(151)	(239)	(262)	(328)
Net profit from ordinary activity	825	756	910	726	1,013
Net profit from discontinued operations	9	2	0	0	—
Net consolidated profit (w/o capital gains)	834	758	910	726	1,013
Minority interests	91	92	82	97	120
Attributable profit to the Group (w/o capital gains)	743	666	828	629	892
Net extraordinary gains and allowances	—	—	—	—	—
Attributable profit to the Group	743	666	828	629	892

	31.03.06	30.06.06	30.09.06	31.12.06	31.03.07
Balance sheet
Loans and credits*	64,792	67,705	71,399	79,247	79,107
Trading portfolio (w/o loans)	30,513	31,378	31,196	36,673	32,207
Available-for-sale financial assets	19,472	21,006	21,603	23,631	18,163
Due from credit institutions*	33,190	31,512	28,115	26,749	31,191
Intangible assets and property and equipment	1,651	1,627	1,921	2,233	2,250
Other assets	22,809	19,319	20,941	22,181	27,788
Total assets/liabilities & shareholders’ equity	172,428	172,548	175,175	190,713	190,706
Customer deposits*	81,010	83,501	91,849	99,172	100,535
Marketable debt securities*	7,671	7,964	7,462	6,925	5,816
Subordinated debt	1,303	1,989	2,414	3,139	3,263
Insurance liabilities	2,223	2,321	2,446	2,747	3,008
Due to credit institutions*	50,893	47,543	38,114	42,675	41,440
Other liabilities	17,854	18,787	22,315	25,720	24,931
Shareholders’ equity	11,473	10,443	10,575	10,334	11,714
Other customer funds under management	64,168	64,630	67,084	74,215	82,877
Mutual funds	30,121	30,973	33,634	36,830	43,275
Pension funds	23,131	22,183	21,346	23,774	24,724
Managed portfolios	10,916	11,474	12,103	13,610	14,878
Savings-insurance policies	—	—	—	—	—
Customer funds under management	154,152	158,083	168,808	183,451	192,491

(*)	Includes all stock of concept classified in the balance sheet

Latin America. Results
Million euros

	Gross operating income		Net operating income		Attributable profit to the Group
	Q1 ’07	Var. (%)	Q1 ’07	Var. (%)	Q1 ’07	Var. (%)
Brazil	961	19.5	547	33.5	225	13.4
Mexico	615	20.0	364	36.3	156	9.8
Chile	353	6.2	210	8.4	131	14.9
Puerto Rico	82	18.8	32	55.4	10	35.5
Venezuela	151	41.2	67	36.4	46	8.2
Colombia	32	(2.1)	10	(18.5)	8	(54.2)
Argentina	149	19.0	80	25.9	53	37.2
Rest	27	(37.2)	(2)	—	12	(46.7)
Subtotal	2,369	17.0	1,307	26.6	639	9.9
Santander Private Banking	75	13.6	47	14.4	42	13.7
Total	2,444	16.9	1,354	26.1	681	10.1

Latin America. Results
Million dollars

	Gross operating income		Net operating income		Attributable profit to the Group
	Q1 ’07	Var. (%)	Q1 ’07	Var. (%)	Q1 ’07	Var. (%)
Brazil	1,260	30.3	717	45.6	294	23.7
Mexico	805	30.8	477	48.6	204	19.7
Chile	463	15.8	275	18.2	171	25.3
Puerto Rico	107	29.6	43	69.5	13	47.8
Venezuela	197	54.0	87	48.7	60	18.0
Colombia	42	6.8	13	(11.1)	11	(50.1)
Argentina	195	29.8	104	37.3	70	49.6
Rest	35	(31.6)	(3)	—	15	(41.9)
Subtotal	3,105	27.6	1,713	38.0	838	19.9
Santander Private Banking	98	23.9	61	24.7	54	24.0
Total	3,203	27.5	1,775	37.5	892	20.1

Brazil
Million euros

			Variation
	Q1 ’07	Q1 ’06	Amount	%
Income statement
Net interest income	525	467	58	12.5
Income from companies accounted for by the equity method	0	1	(0)	(59.8)
Net fees	281	239	42	17.7
Insurance activity	21	8	13	154.8
Commercial revenue	828	715	113	15.8
Gains (losses) on financial transactions	133	89	44	49.7
Gross operating income	961	804	157	19.5
Income from non-financial services (net) and other operating income	(2)	3	(5)	—
Operating expenses	(413)	(398)	(15)	3.7
General administrative expenses	(381)	(369)	(12)	3.2
Personnel	(192)	(197)	5	(2.4)
Other administrative expenses	(190)	(173)	(17)	9.6
Depreciation and amortisation	(31)	(29)	(3)	9.2
Net operating income	547	409	137	33.5
Net loan loss provisions	(174)	(102)	(72)	70.5
Other income	(20)	(0)	(20)	—
Profit before taxes	352	307	45	14.6
Tax on profit	(124)	(106)	(18)	16.8
Net profit from ordinary activity	228	201	27	13.4
Net profit from discontinued operations	—	—	—	—
Net consolidated profit	228	201	27	13.4
Minority interests	4	3	0	11.9
Attributable profit to the Group	225	198	27	13.4

			Variation
	31.03.07	31.03.06	Amount	%
Balance sheet
Loans and credits*	14,614	11,211	3,403	30.3
Trading portfolio (w/o loans)	7,055	8,375	(1,320)	(15.8)
Available-for-sale financial assets	2,708	6,307	(3,600)	(57.1)
Due from credit institutions*	2,425	8,005	(5,580)	(69.7)
Intangible assets and property and equipment	664	379	285	75.4
Other assets	10,567	9,318	1,250	13.4
Total assets/liabilities & shareholders’ equity	38,034	43,595	(5,562)	(12.8)
Customer deposits*	18,288	11,554	6,733	58.3
Marketable debt securities*	947	939	8	0.9
Subordinated debt	1,510	404	1,105	273.3
Insurance liabilities	1,550	1,209	341	28.2
Due to credit institutions*	5,592	19,648	(14,056)	(71.5)
Other liabilities	7,172	6,911	261	3.8
Shareholders’ equity	2,975	2,930	45	1.5
Other customer funds under management	18,326	13,070	5,256	40.2
Mutual funds	17,558	12,456	5,103	41.0
Pension funds	—	—	—	—
Managed portfolios	768	614	154	25.0
Savings-insurance policies	—	—	—	—
Customer funds under management	39,071	25,968	13,103	50.5

(*) Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	32.01	28.62	3.39	p.
Efficiency ratio	40.62	46.83	(6.21	p.)
NPL ratio	2.62	2.76	(0.14	p.)
NPL coverage	98.77	126.24	(27.47	p.)
Number of employees (direct & indirect)	21,680	21,171	509		2.4
Number of branches	2,044	1,877	167		8.9

Brazil
Million euros

	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06	Q1 ’07
Income statement
Net interest income	467	450	453	491	525
Income from companies accounted for by the equity method	1	0	(0)	0	0
Net fees	239	232	238	292	281
Insurance activity	8	16	14	19	21
Commercial revenue	715	699	705	802	828
Gains (losses) on financial transactions	89	88	161	100	133
Gross operating income	804	788	865	902	961
Income from non-financial services (net) and other operating income	3	5	7	(22)	(2)
Operating expenses	(398)	(396)	(413)	(419)	(413)
General administrative expenses	(369)	(369)	(386)	(387)	(381)
Personnel	(197)	(195)	(195)	(199)	(192)
Other administrative expenses	(173)	(174)	(192)	(188)	(190)
Depreciation and amortisation	(29)	(27)	(27)	(33)	(31)
Net operating income	409	397	460	461	547
Net loan loss provisions	(102)	(117)	(78)	(142)	(174)
Other income	(0)	(69)	(54)	(90)	(20)
Profit before taxes (w/o capital gains)	307	211	327	229	352
Tax on profit	(106)	(52)	(80)	(75)	(124)
Net profit from ordinary activity	201	160	247	154	228
Net profit from discontinued operations	—	—	—	—	—
Net consolidated profit (w/o capital gains)	201	160	247	154	228
Minority interests	3	2	3	2	4
Attributable profit to the Group (w/o capital gains)	198	157	244	152	225
Net extraordinary gains and allowances	—	—	—	—	—
Attributable profit to the Group	198	157	244	152	225

	31.03.06	30.06.06	30.09.06	31.12.06	31.03.07
Balance sheet
Loans and credits*	11,211	11,222	11,943	13,990	14,614
Trading portfolio (w/o loans)	8,375	5,756	5,999	8,933	7,055
Available-for-sale financial assets	6,307	5,851	5,131	6,356	2,708
Due from credit institutions*	8,005	7,663	4,223	2,619	2,425
Intangible assets and property and equipment	379	376	565	650	664
Other assets	9,318	6,876	7,276	7,273	10,567
Total assets/liabilities & shareholders’ equity	43,595	37,744	35,137	39,821	38,034
Customer deposits*	11,554	11,244	15,862	17,282	18,288
Marketable debt securities*	939	1,058	861	817	947
Subordinated debt	404	936	1,118	1,430	1,510
Insurance liabilities	1,209	1,207	1,275	1,407	1,550
Due to credit institutions*	19,648	13,769	6,314	8,542	5,592
Other liabilities	6,911	6,943	7,165	7,915	7,172
Shareholders’ equity	2,930	2,588	2,543	2,428	2,975
Other customer funds under management	13,070	13,376	14,087	14,674	18,326
Mutual funds	12,456	12,759	13,453	13,988	17,558
Pension funds	—	—	—	—	—
Managed portfolios	614	617	635	686	768
Savings-insurance policies	—	—	—	—	—
Customer funds under management	25,968	26,613	31,928	34,203	39,071

(*) Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	2.76	3.06	2.82	2.38	2.62
NPL coverage	126.24	109.28	106.61	102.78	98.77
Risk-weighted assets	16,811	15,303	16,082	18,200	19,484
Spread (Retail Banking)	21.72	21.25	20.08	18.87	19.25
Spread loans	19.19	19.20	18.18	17.20	17.63
Spread deposits	2.53	2.05	1.90	1.67	1.62

Brazil
Million dollars

			Variation
	Q1 ’07	Q1 ’06	Amount	%
Income statement
Net interest income	689	562	127	22.6
Income from companies accounted for by the equity method	0	1	(1)	(56.2)
Net fees	369	287	81	28.3
Insurance activity	28	10	18	177.9
Commercial revenue	1,085	860	226	26.2
Gains (losses) on financial transactions	175	107	68	63.2
Gross operating income	1,260	967	293	30.3
Income from non-financial services (net) and other operating income	(3)	4	(6)	—
Operating expenses	(541)	(478)	(62)	13.0
General administrative expenses	(500)	(444)	(56)	12.6
Personnel	(251)	(236)	(15)	6.4
Other administrative expenses	(248)	(208)	(41)	19.6
Depreciation and amortisation	(41)	(34)	(7)	19.1
Net operating income	717	492	224	45.6
Net loan loss provisions	(228)	(123)	(106)	85.9
Other income	(27)	(0)	(27)	—
Profit before taxes	461	369	92	24.9
Tax on profit	(162)	(127)	(35)	27.4
Net profit from ordinary activity	299	242	57	23.6
Net profit from discontinued operations	—	—	—	—
Net consolidated profit	299	242	57	23.6
Minority interests	5	4	1	22.0
Attributable profit to the Group	294	238	56	23.7

			Variation
	31.03.07	31.03.06	Amount	%
Balance sheet
Loans and credits*	19,463	13,570	5,893	43.4
Trading portfolio (w/o loans)	9,396	10,137	(741)	(7.3)
Available-for-sale financial assets	3,606	7,634	(4,028)	(52.8)
Due from credit institutions*	3,230	9,690	(6,460)	(66.7)
Intangible assets and property and equipment	884	458	426	93.0
Other assets	14,074	11,278	2,796	24.8
Total assets/liabilities & shareholders’ equity	50,653	52,768	(2,115)	(4.0)
Customer deposits*	24,355	13,985	10,370	74.2
Marketable debt securities*	1,262	1,137	125	11.0
Subordinated debt	2,010	489	1,521	310.8
Insurance liabilities	2,064	1,463	601	41.1
Due to credit institutions*	7,448	23,782	(16,334)	(68.7)
Other liabilities	9,552	8,365	1,187	14.2
Shareholders’ equity	3,962	3,547	415	11.7
Other customer funds under management	24,407	15,820	8,587	54.3
Mutual funds	23,384	15,077	8,308	55.1
Pension funds	—	—	—	—
Managed portfolios	1,023	743	279	37.6
Savings-insurance policies	—	—	—	—
Customer funds under management	52,034	31,431	20,603	65.5

(*) Includes all stock of concept classified in the balance sheet

Brazil
Million dollars

	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06	Q1 ’07
Income statement
Net interest income	562	566	576	629	689
Income from companies accounted for by the equity method	1	1	(0)	0	0
Net fees	287	292	303	374	369
Insurance activity	10	20	17	24	28
Commercial revenue	860	878	897	1,028	1,085
Gains (losses) on financial transactions	107	111	202	128	175
Gross operating income	967	989	1,099	1,156	1,260
Income from non-financial services (net) and other operating income	4	6	9	(27)	(3)
Operating expenses	(478)	(497)	(525)	(538)	(541)
General administrative expenses	(444)	(462)	(491)	(496)	(500)
Personnel	(236)	(244)	(248)	(256)	(251)
Other administrative expenses	(208)	(218)	(244)	(241)	(248)
Depreciation and amortisation	(34)	(34)	(34)	(42)	(41)
Net operating income	492	498	583	591	717
Net loan loss provisions	(123)	(147)	(100)	(182)	(228)
Other income	(0)	(84)	(69)	(114)	(27)
Profit before taxes (w/o capital gains)	369	267	414	296	461
Tax on profit	(127)	(66)	(102)	(97)	(162)
Net profit from ordinary activity	242	201	313	199	299
Net profit from discontinued operations	—	—	—	—	—
Net consolidated profit (w/o capital gains)	242	201	313	199	299
Minority interests	4	3	4	3	5
Attributable profit to the Group (w/o capital gains)	238	198	309	196	294
Net extraordinary gains and allowances	—	—	—	—	—
Attributable profit to the Group	238	198	309	196	294

	31.03.06	30.06.06	30.09.06	31.12.06	31.03.07
Balance sheet
Loans and credits*	13,570	14,266	15,119	18,425	19,463
Trading portfolio (w/o loans)	10,137	7,318	7,594	11,765	9,396
Available-for-sale financial assets	7,634	7,438	6,496	8,370	3,606
Due from credit institutions*	9,690	9,742	5,346	3,450	3,230
Intangible assets and property and equipment	458	478	716	856	884
Other assets	11,278	8,742	9,212	9,579	14,074
Total assets/liabilities & shareholders’ equity	52,768	47,984	44,484	52,445	50,653
Customer deposits*	13,985	14,294	20,081	22,760	24,355
Marketable debt securities*	1,137	1,345	1,091	1,076	1,262
Subordinated debt	489	1,190	1,415	1,883	2,010
Insurance liabilities	1,463	1,534	1,614	1,853	2,064
Due to credit institutions*	23,782	17,504	7,993	11,250	7,448
Other liabilities	8,365	8,826	9,071	10,424	9,552
Shareholders’ equity	3,547	3,291	3,219	3,198	3,962
Other customer funds under management	15,820	17,005	17,835	19,326	24,407
Mutual funds	15,077	16,220	17,031	18,423	23,384
Pension funds	—	—	—	—	—
Managed portfolios	743	784	803	903	1,023
Savings-insurance policies	—	—	—	—	—
Customer funds under management	31,431	33,833	40,421	45,045	52,034

(*) Includes all stock of concept classified in the balance sheet

Brazil
Million brazilian real

			Variation
	Q1 ’07	Q1 ’06	Amount	%
Income statement
Net interest income	1,451	1,231	220	17.8
Income from companies accounted for by the equity method	1	2	(1)	(57.9)
Net fees	777	630	147	23.3
Insurance activity	58	22	37	167.0
Commercial revenue	2,287	1,885	402	21.3
Gains (losses) on financial transactions	368	234	133	56.9
Gross operating income	2,654	2,119	535	25.2
Income from non-financial services (net) and other operating income	(6)	8	(14)	—
Operating expenses	(1,139)	(1,049)	(90)	8.6
General administrative expenses	(1,053)	(974)	(80)	8.2
Personnel	(530)	(518)	(12)	2.3
Other administrative expenses	(523)	(456)	(68)	14.9
Depreciation and amortisation	(86)	(75)	(11)	14.4
Net operating income	1,510	1,079	431	39.9
Net loan loss provisions	(481)	(269)	(212)	78.7
Other income	(56)	(0)	(56)	—
Profit before taxes	972	810	162	20.1
Tax on profit	(342)	(279)	(63)	22.4
Net profit from ordinary activity	630	531	100	18.8
Net profit from discontinued operations	—	—	—	—
Net consolidated profit	630	531	100	18.8
Minority interests	10	9	1	17.3
Attributable profit to the Group	620	522	98	18.8

			Variation
	31.03.07	31.03.06	Amount	%
Balance sheet
Loans and credits*	39,422	29,664	9,758	32.9
Trading portfolio (w/o loans)	19,032	22,161	(3,128)	(14.1)
Available-for-sale financial assets	7,304	16,688	(9,384)	(56.2)
Due from credit institutions*	6,542	21,182	(14,639)	(69.1)
Intangible assets and property and equipment	1,792	1,002	790	78.8
Other assets	28,506	24,654	3,852	15.6
Total assets/liabilities & shareholders’ equity	102,598	115,350	(12,753)	(11.1)
Customer deposits*	49,332	30,571	18,760	61.4
Marketable debt securities*	2,556	2,486	70	2.8
Subordinated debt	4,072	1,070	3,002	280.6
Insurance liabilities	4,181	3,198	982	30.7
Due to credit institutions*	15,085	51,987	(36,901)	(71.0)
Other liabilities	19,347	18,285	1,062	5.8
Shareholders’ equity	8,025	7,754	272	3.5
Other customer funds under management	49,436	34,582	14,854	43.0
Mutual funds	47,365	32,957	14,407	43.7
Pension funds	—	—	—	—
Managed portfolios	2,071	1,625	446	27.5
Savings-insurance policies	—	—	—	—
Customer funds under management	105,396	68,709	36,687	53.4

(*) Includes all stock of concept classified in the balance sheet

Brazil
Million brazilian real

	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06	Q1 ’07
Income statement
Net interest income	1,231	1,237	1,251	1,357	1,451
Income from companies accounted for by the equity method	2	1	(0)	1	1
Net fees	630	638	658	807	777
Insurance activity	22	44	38	53	58
Commercial revenue	1,885	1,920	1,946	2,217	2,287
Gains (losses) on financial transactions	234	243	440	276	368
Gross operating income	2,119	2,163	2,387	2,493	2,654
Income from non-financial services (net) and other operating income	8	13	21	(60)	(6)
Operating expenses	(1,049)	(1,086)	(1,140)	(1,160)	(1,139)
General administrative expenses	(974)	(1,011)	(1,066)	(1,070)	(1,053)
Personnel	(518)	(534)	(537)	(551)	(530)
Other administrative expenses	(456)	(477)	(529)	(519)	(523)
Depreciation and amortisation	(75)	(75)	(74)	(90)	(86)
Net operating income	1,079	1,090	1,267	1,274	1,510
Net loan loss provisions	(269)	(321)	(217)	(392)	(481)
Other income	(0)	(185)	(149)	(246)	(56)
Profit before taxes (w/o capital gains)	810	585	900	636	972
Tax on profit	(279)	(144)	(221)	(208)	(342)
Net profit from ordinary activity	531	440	679	427	630
Net profit from discontinued operations	—	—	—	—	—
Net consolidated profit (w/o capital gains)	531	440	679	427	630
Minority interests	9	6	8	6	10
Attributable profit to the Group (w/o capital gains)	522	434	671	421	620
Net extraordinary gains and allowances	—	—	—	—	—
Attributable profit to the Group	522	434	671	421	620

	31.03.06	30.06.06	30.09.06	31.12.06	31.03.07
Balance sheet
Loans and credits*	29,664	30,858	32,862	39,337	39,422
Trading portfolio (w/o loans)	22,161	15,828	16,506	25,118	19,032
Available-for-sale financial assets	16,688	16,089	14,120	17,871	7,304
Due from credit institutions*	21,182	21,071	11,620	7,365	6,542
Intangible assets and property and equipment	1,002	1,034	1,556	1,827	1,792
Other assets	24,654	18,908	20,022	20,452	28,506
Total assets/liabilities & shareholders’ equity	115,350	103,789	96,686	111,969	102,598
Customer deposits*	30,571	30,919	43,646	48,593	49,332
Marketable debt securities*	2,486	2,909	2,370	2,297	2,556
Subordinated debt	1,070	2,573	3,075	4,021	4,072
Insurance liabilities	3,198	3,318	3,509	3,957	4,181
Due to credit institutions*	51,987	37,862	17,373	24,019	15,085
Other liabilities	18,285	19,091	19,715	22,255	19,347
Shareholders’ equity	7,754	7,118	6,998	6,827	8,025
Other customer funds under management	34,582	36,781	38,764	41,261	49,436
Mutual funds	32,957	35,084	37,018	39,332	47,365
Pension funds	—	—	—	—	—
Managed portfolios	1,625	1,697	1,746	1,928	2,071
Savings-insurance policies	—	—	—	—	—
Customer funds under management	68,709	73,182	87,856	96,172	105,396

(*) Includes all stock of concept classified in the balance sheet

Mexico
Million euros

			Variation
	Q1 ’07	Q1 ’06	Amount	%
Income statement
Net interest income	457	342	115	33.6
Income from companies accounted for by the equity method	0	—	0	—
Net fees	140	139	1	1.0
Insurance activity	10	6	4	63.7
Commercial revenue	607	487	120	24.7
Gains (losses) on financial transactions	8	26	(18)	(69.7)
Gross operating income	615	512	102	20.0
Income from non-financial services (net) and other operating income	(20)	(17)	(2)	13.3
Operating expenses	(231)	(228)	(3)	1.3
General administrative expenses	(212)	(211)	(1)	0.5
Personnel	(111)	(108)	(4)	3.3
Other administrative expenses	(101)	(103)	2	(2.4)
Depreciation and amortisation	(19)	(17)	(2)	11.2
Net operating income	364	267	97	36.3
Net loan loss provisions	(90)	(30)	(60)	201.4
Other income	(3)	(12)	9	(78.7)
Profit before taxes	271	225	46	20.5
Tax on profit	(66)	(37)	(29)	76.8
Net profit from ordinary activity	206	188	18	9.4
Net profit from discontinued operations	—	—	—	—
Net consolidated profit	206	188	18	9.4
Minority interests	50	46	4	8.2
Attributable profit to the Group	156	142	14	9.8

			Variation
	31.03.07	31.03.06	Amount	%
Balance sheet
Loans and credits*	13,750	13,153	597	4.5
Trading portfolio (w/o loans)	13,249	14,138	(890)	(6.3)
Available-for-sale financial assets	6,406	4,399	2,007	45.6
Due from credit institutions*	5,524	7,897	(2,373)	(30.0)
Intangible assets and property and equipment	365	315	50	15.8
Other assets	5,610	5,464	146	2.7
Total assets/liabilities & shareholders’ equity	44,904	45,368	(464)	(1.0)
Customer deposits*	22,631	23,818	(1,188)	(5.0)
Marketable debt securities*	996	2,742	(1,746)	(63.7)
Subordinated debt	58	62	(4)	(6.8)
Insurance liabilities	92	70	22	30.8
Due to credit institutions*	12,273	11,982	291	2.4
Other liabilities	6,800	4,327	2,473	57.1
Shareholders’ equity	2,054	2,366	(311)	(13.2)
Other customer funds under management	12,403	10,942	1,461	13.3
Mutual funds	9,017	7,662	1,355	17.7
Pension funds	3,386	3,280	106	3.2
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—
Customer funds under management	36,088	37,565	(1,477)	(3.9)

(*) Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	25.41	24.11	1.30	p.
Efficiency ratio	37.29	44.23	(6.94	p.)
NPL ratio	0.83	0.69	0.14	p.
NPL coverage	241.35	335.91	(94.56	p.)
Number of employees (direct & indirect)	17,283	14,116	3,167		22.4
Number of branches	1,038	1,012	26		2.6

Mexico
Million euros

	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06	Q1 ’07
Income statement
Net interest income	342	345	417	454	457
Income from companies accounted for by the equity method	—	—	—	(0)	0
Net fees	139	129	124	145	140
Insurance activity	6	7	6	5	10
Commercial revenue	487	480	547	604	607
Gains (losses) on financial transactions	26	(7)	(41)	19	8
Gross operating income	512	473	506	623	615
Income from non-financial services (net) and other operating income	(17)	(20)	(18)	(18)	(20)
Operating expenses	(228)	(211)	(238)	(267)	(231)
General administrative expenses	(211)	(195)	(220)	(247)	(212)
Personnel	(108)	(100)	(106)	(111)	(111)
Other administrative expenses	(103)	(96)	(114)	(136)	(101)
Depreciation and amortisation	(17)	(16)	(18)	(20)	(19)
Net operating income	267	242	250	338	364
Net loan loss provisions	(30)	(39)	(41)	(97)	(90)
Other income	(12)	(1)	(5)	21	(3)
Profit before taxes (w/o capital gains)	225	202	205	261	271
Tax on profit	(37)	(25)	(52)	(85)	(66)
Net profit from ordinary activity	188	177	153	176	206
Net profit from discontinued operations	—	—	—	—	—
Net consolidated profit (w/o capital gains)	188	177	153	176	206
Minority interests	46	42	38	40	50
Attributable profit to the Group (w/o capital gains)	142	135	115	136	156
Net extraordinary gains and allowances	—	—	—	—	—
Attributable profit to the Group	142	135	115	136	156

	31.03.06	30.06.06	30.09.06	31.12.06	31.03.07
Balance sheet
Loans and credits*	13,153	12,939	14,073	15,647	13,750
Trading portfolio (w/o loans)	14,138	15,844	15,084	15,084	13,249
Available-for-sale financial assets	4,399	5,616	6,944	6,686	6,406
Due from credit institutions*	7,897	7,241	9,427	7,844	5,524
Intangible assets and property and equipment	315	291	320	368	365
Other assets	5,464	4,054	4,981	4,401	5,610
Total assets/liabilities & shareholders’ equity	45,368	45,985	50,829	50,032	44,904
Customer deposits*	23,818	23,172	23,944	23,416	22,631
Marketable debt securities*	2,742	2,580	2,496	2,215	996
Subordinated debt	62	60	61	57	58
Insurance liabilities	70	70	81	88	92
Due to credit institutions*	11,982	13,623	16,343	15,505	12,273
Other liabilities	4,327	4,280	5,598	6,507	6,800
Shareholders’ equity	2,366	2,200	2,307	2,244	2,054
Other customer funds under management	10,942	10,120	11,583	11,689	12,403
Mutual funds	7,662	7,138	8,375	8,395	9,017
Pension funds	3,280	2,982	3,208	3,295	3,386
Managed portfolios	—	—	—	—	—
Savings-insurance policies	—	—	—	—	—
Customer funds under management	37,565	35,931	38,084	37,377	36,088

(*) Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	0.69	0.89	0.90	0.64	0.83
NPL coverage	335.91	251.48	240.83	279.19	241.35
Risk-weighted assets	13,017	12,778	15,196	15,850	15,965
Spread (Retail Banking)	11.62	12.21	13.64	14.20	14.39
Spread loans	8.13	9.05	10.34	10.72	10.84
Spread deposits	3.49	3.16	3.30	3.48	3.55

Mexico
Million dollars

			Variation
	Q1 ’07	Q1 ’06	Amount	%
Income statement
Net interest income	599	411	188	45.7
Income from companies accounted for by the equity method	0	—	0	—
Net fees	184	167	17	10.1
Insurance activity	13	7	6	78.5
Commercial revenue	795	585	210	36.0
Gains (losses) on financial transactions	10	31	(21)	(67.0)
Gross operating income	805	616	190	30.8
Income from non-financial services (net) and other operating income	(26)	(21)	(5)	23.6
Operating expenses	(302)	(273)	(29)	10.5
General administrative expenses	(278)	(253)	(24)	9.6
Personnel	(146)	(129)	(16)	12.6
Other administrative expenses	(132)	(124)	(8)	6.5
Depreciation and amortisation	(24)	(20)	(4)	21.2
Net operating income	477	321	156	48.6
Net loan loss provisions	(118)	(36)	(82)	228.6
Other income	(3)	(14)	11	(76.7)
Profit before taxes	356	271	85	31.4
Tax on profit	(86)	(45)	(41)	92.8
Net profit from ordinary activity	270	226	44	19.3
Net profit from discontinued operations	—	—	—	—
Net consolidated profit	270	226	44	19.3
Minority interests	66	56	10	18.0
Attributable profit to the Group	204	170	34	19.7

			Variation
	31.03.07	31.03.06	Amount	%
Balance sheet
Loans and credits*	18,312	15,921	2,392	15.0
Trading portfolio (w/o loans)	17,644	17,113	531	3.1
Available-for-sale financial assets	8,532	5,325	3,206	60.2
Due from credit institutions*	7,357	9,559	(2,202)	(23.0)
Intangible assets and property and equipment	487	382	105	27.5
Other assets	7,471	6,614	857	13.0
Total assets/liabilities & shareholders’ equity	59,803	54,913	4,890	8.9
Customer deposits*	30,140	28,830	1,310	4.5
Marketable debt securities*	1,327	3,319	(1,992)	(60.0)
Subordinated debt	77	75	2	2.5
Insurance liabilities	122	85	37	43.9
Due to credit institutions*	16,345	14,503	1,842	12.7
Other liabilities	9,056	5,237	3,819	72.9
Shareholders’ equity	2,736	2,863	(128)	(4.5)
Other customer funds under management	16,518	13,244	3,274	24.7
Mutual funds	12,009	9,275	2,734	29.5
Pension funds	4,509	3,970	539	13.6
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—
Customer funds under management	48,062	45,469	2,594	5.7

(*) Includes all stock of concept classified in the balance sheet

Mexico
Million dollars

	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06	Q1 ’07
Income statement
Net interest income	411	432	529	580	599
Income from companies accounted for by the equity method	—	—	—	(0)	0
Net fees	167	162	158	186	184
Insurance activity	7	8	8	6	13
Commercial revenue	585	603	694	772	795
Gains (losses) on financial transactions	31	(8)	(51)	24	10
Gross operating income	616	595	644	796	805
Income from non-financial services (net) and other operating income	(21)	(25)	(22)	(23)	(26)
Operating expenses	(273)	(265)	(302)	(341)	(302)
General administrative expenses	(253)	(246)	(279)	(316)	(278)
Personnel	(129)	(125)	(135)	(142)	(146)
Other administrative expenses	(124)	(120)	(145)	(174)	(132)
Depreciation and amortisation	(20)	(20)	(23)	(25)	(24)
Net operating income	321	304	319	431	477
Net loan loss provisions	(36)	(48)	(51)	(123)	(118)
Other income	(14)	(1)	(6)	26	(3)
Profit before taxes (w/o capital gains)	271	254	261	334	356
Tax on profit	(45)	(32)	(66)	(108)	(86)
Net profit from ordinary activity	226	222	195	226	270
Net profit from discontinued operations	—	—	—	—	—
Net consolidated profit (w/o capital gains)	226	222	195	226	270
Minority interests	56	53	48	52	66
Attributable profit to the Group (w/o capital gains)	170	169	147	175	204
Net extraordinary gains and allowances	—	—	—	—	—
Attributable profit to the Group	170	169	147	175	204

	31.03.06	30.06.06	30.09.06	31.12.06	31.03.07
Balance sheet
Loans and credits*	15,921	16,450	17,816	20,607	18,312
Trading portfolio (w/o loans)	17,113	20,142	19,097	19,866	17,644
Available-for-sale financial assets	5,325	7,139	8,791	8,806	8,532
Due from credit institutions*	9,559	9,205	11,934	10,331	7,357
Intangible assets and property and equipment	382	370	406	485	487
Other assets	6,614	5,154	6,305	5,797	7,471
Total assets/liabilities & shareholders’ equity	54,913	58,461	64,349	65,892	59,803
Customer deposits*	28,830	29,459	30,313	30,839	30,140
Marketable debt securities*	3,319	3,280	3,160	2,917	1,327
Subordinated debt	75	76	77	75	77
Insurance liabilities	85	89	102	116	122
Due to credit institutions*	14,503	17,319	20,690	20,420	16,345
Other liabilities	5,237	5,442	7,087	8,570	9,056
Shareholders’ equity	2,863	2,797	2,921	2,955	2,736
Other customer funds under management	13,244	12,865	14,664	15,395	16,518
Mutual funds	9,275	9,074	10,602	11,056	12,009
Pension funds	3,970	3,791	4,062	4,339	4,509
Managed portfolios	—	—	—	—	—
Savings-insurance policies	—	—	—	—	—
Customer funds under management	45,469	45,679	48,214	49,226	48,062

(*) Includes all stock of concept classified in the balance sheet

Mexico
Million new mexican peso

			Variation
	Q1 ’07	Q1 ’06	Amount	%
Income statement
Net interest income	6,596	4,355	2,241	51.5
Income from companies accounted for by the equity method	0	—	0	—
Net fees	2,025	1,769	256	14.5
Insurance activity	139	75	64	85.6
Commercial revenue	8,761	6,199	2,562	41.3
Gains (losses) on financial transactions	112	327	(214)	(65.7)
Gross operating income	8,873	6,525	2,347	36.0
Income from non-financial services (net) and other operating income	(285)	(222)	(63)	28.5
Operating expenses	(3,328)	(2,899)	(430)	14.8
General administrative expenses	(3,059)	(2,684)	(374)	13.9
Personnel	(1,607)	(1,372)	(234)	17.1
Other administrative expenses	(1,452)	(1,312)	(140)	10.7
Depreciation and amortisation	(270)	(214)	(56)	26.0
Net operating income	5,259	3,405	1,854	54.5
Net loan loss provisions	(1,302)	(381)	(921)	241.6
Other income	(37)	(153)	116	(75.8)
Profit before taxes	3,920	2,870	1,050	36.6
Tax on profit	(949)	(473)	(475)	100.4
Net profit from ordinary activity	2,971	2,397	575	24.0
Net profit from discontinued operations	—	—	—	—
Net consolidated profit	2,971	2,397	575	24.0
Minority interests	725	591	134	22.6
Attributable profit to the Group	2,246	1,805	441	24.4

			Variation
	31.03.07	31.03.06	Amount	%
Balance sheet
Loans and credits*	201,272	174,052	27,220	15.6
Trading portfolio (w/o loans)	193,929	187,089	6,841	3.7
Available-for-sale financial assets	93,771	58,217	35,554	61.1
Due from credit institutions*	80,860	104,498	(23,639)	(22.6)
Intangible assets and property and equipment	5,347	4,173	1,174	28.1
Other assets	82,116	72,307	9,809	13.6
Total assets/liabilities & shareholders’ equity	657,295	600,335	56,959	9.5
Customer deposits*	331,266	315,181	16,085	5.1
Marketable debt securities*	14,584	36,284	(21,700)	(59.8)
Subordinated debt	849	824	25	3.0
Insurance liabilities	1,344	929	415	44.7
Due to credit institutions*	179,648	158,555	21,093	13.3
Other liabilities	99,535	57,257	42,277	73.8
Shareholders’ equity	30,070	31,305	(1,235)	(3.9)
Other customer funds under management	181,552	144,795	36,757	25.4
Mutual funds	131,990	101,394	30,596	30.2
Pension funds	49,562	43,401	6,161	14.2
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—
Customer funds under management	528,251	497,084	31,167	6.3

(*) Includes all stock of concept classified in the balance sheet

Mexico
Million new mexican peso

	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06	Q1 ’07
Income statement
Net interest income	4,355	4,813	5,780	6,319	6,596
Income from companies accounted for by the equity method	—	—	—	(0)	0
Net fees	1,769	1,807	1,725	2,023	2,025
Insurance activity	75	91	87	68	139
Commercial revenue	6,199	6,711	7,591	8,411	8,761
Gains (losses) on financial transactions	327	(80)	(550)	258	112
Gross operating income	6,525	6,631	7,041	8,669	8,873
Income from non-financial services (net) and other operating income	(222)	(277)	(246)	(256)	(285)
Operating expenses	(2,899)	(2,959)	(3,307)	(3,716)	(3,328)
General administrative expenses	(2,684)	(2,740)	(3,056)	(3,439)	(3,059)
Personnel	(1,372)	(1,398)	(1,476)	(1,545)	(1,607)
Other administrative expenses	(1,312)	(1,342)	(1,580)	(1,894)	(1,452)
Depreciation and amortisation	(214)	(219)	(251)	(277)	(270)
Net operating income	3,405	3,395	3,488	4,697	5,259
Net loan loss provisions	(381)	(536)	(562)	(1,344)	(1,302)
Other income	(153)	(19)	(65)	284	(37)
Profit before taxes (w/o capital gains)	2,870	2,839	2,861	3,638	3,920
Tax on profit	(473)	(363)	(721)	(1,175)	(949)
Net profit from ordinary activity	2,397	2,477	2,140	2,463	2,971
Net profit from discontinued operations	—	—	—	—	—
Net consolidated profit (w/o capital gains)	2,397	2,477	2,140	2,463	2,971
Minority interests	591	590	526	561	725
Attributable profit to the Group (w/o capital gains)	1,805	1,887	1,614	1,901	2,246
Net extraordinary gains and allowances	—	—	—	—	—
Attributable profit to the Group	1,805	1,887	1,614	1,901	2,246

	31.03.06	30.06.06	30.09.06	31.12.06	31.03.07
Balance sheet
Loans and credits*	174,052	185,463	195,797	223,569	201,272
Trading portfolio (w/o loans)	187,089	227,090	209,872	215,522	193,929
Available-for-sale financial assets	58,217	80,493	96,614	95,535	93,771
Due from credit institutions*	104,498	103,785	131,156	112,081	80,860
Intangible assets and property and equipment	4,173	4,175	4,459	5,265	5,347
Other assets	72,307	58,113	69,296	62,889	82,116
Total assets/liabilities & shareholders’ equity	600,335	659,119	707,193	714,861	657,295
Customer deposits*	315,181	332,135	333,140	334,568	331,266
Marketable debt securities*	36,284	36,976	34,727	31,648	14,584
Subordinated debt	824	853	845	818	849
Insurance liabilities	929	1,008	1,121	1,254	1,344
Due to credit institutions*	158,555	195,265	227,380	221,539	179,648
Other liabilities	57,257	61,352	77,883	92,973	99,535
Shareholders’ equity	31,305	31,531	32,097	32,061	30,070
Other customer funds under management	144,795	145,048	161,157	167,019	181,552
Mutual funds	101,394	102,309	116,520	119,946	131,990
Pension funds	43,401	42,738	44,637	47,072	49,562
Managed portfolios	—	—	—	—	—
Savings-insurance policies	—	—	—	—	—
Customer funds under management	497,084	515,012	529,869	534,053	528,251

(*) Includes all stock of concept classified in the balance sheet

Chile
Million euros

			Variation
	Q1 ’07	Q1 ’06	Amount	%
Income statement
Net interest income	215	197	18	9.2
Income from companies accounted for by the equity method	(0)	0	(1)	—
Net fees	91	86	5	5.9
Insurance activity	10	8	2	25.0
Commercial revenue	316	291	25	8.5
Gains (losses) on financial transactions	38	42	(4)	(9.8)
Gross operating income	353	332	21	6.2
Income from non-financial services (net) and other operating income	(5)	(2)	(3)	104.2
Operating expenses	(138)	(136)	(2)	1.4
General administrative expenses	(126)	(123)	(3)	2.0
Personnel	(75)	(74)	(1)	1.7
Other administrative expenses	(50)	(49)	(1)	2.6
Depreciation and amortisation	(13)	(13)	1	(4.9)
Net operating income	210	194	16	8.4
Net loan loss provisions	(31)	(36)	4	(12.6)
Other income	12	(1)	13	—
Profit before taxes	190	157	33	21.1
Tax on profit	(31)	(25)	(6)	23.0
Net profit from ordinary activity	160	132	27	20.8
Net profit from discontinued operations	—	—	—	—
Net consolidated profit	160	132	27	20.8
Minority interests	29	19	10	56.2
Attributable profit to the Group	131	114	17	14.9

			Variation
	31.03.07	31.03.06	Amount	%
Balance sheet
Loans and credits*	15,494	15,253	240	1.6
Trading portfolio (w/o loans)	1,426	990	436	44.1
Available-for-sale financial assets	711	1,210	(499)	(41.2)
Due from credit institutions*	2,678	4,458	(1,780)	(39.9)
Intangible assets and property and equipment	301	318	(16)	(5.2)
Other assets	1,500	1,378	122	8.8
Total assets/liabilities & shareholders’ equity	22,110	23,606	(1,496)	(6.3)
Customer deposits*	13,372	13,261	111	0.8
Marketable debt securities*	1,467	1,603	(136)	(8.5)
Subordinated debt	690	610	80	13.1
Insurance liabilities	59	47	12	26.2
Due to credit institutions*	3,586	5,288	(1,702)	(32.2)
Other liabilities	1,520	1,016	504	49.6
Shareholders’ equity	1,416	1,781	(365)	(20.5)
Other customer funds under management	12,213	10,509	1,704	16.2
Mutual funds	3,811	2,941	870	29.6
Pension funds	8,402	7,568	834	11.0
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—
Customer funds under management	27,742	25,983	1,759	6.8

(*) Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	37.07	26.20	10.87	p.
Efficiency ratio	39.15	41.01	(1.86	p.)
NPL ratio	1.70	2.15	(0.45	p.)
NPL coverage	147.57	165.07	(17.50	p.)
Number of employees (direct & indirect)	13,331	11,249	2,082		18.5
Number of branches	442	410	32		7.8

Chile
Million euros

	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06	Q1 ’07
Income statement
Net interest income	197	264	256	194	215
Income from companies accounted for by the equity method	0	0	0	0	(0)
Net fees	86	84	83	86	91
Insurance activity	8	11	9	8	10
Commercial revenue	291	359	348	289	316
Gains (losses) on financial transactions	42	6	26	38	38
Gross operating income	332	365	374	326	353
Income from non-financial services (net) and other operating income	(2)	(4)	(2)	(3)	(5)
Operating expenses	(136)	(144)	(143)	(157)	(138)
General administrative expenses	(123)	(125)	(134)	(146)	(126)
Personnel	(74)	(80)	(81)	(97)	(75)
Other administrative expenses	(49)	(45)	(54)	(49)	(50)
Depreciation and amortisation	(13)	(19)	(9)	(11)	(13)
Net operating income	194	217	229	166	210
Net loan loss provisions	(36)	(30)	(23)	(20)	(31)
Other income	(1)	(18)	(29)	41	12
Profit before taxes (w/o capital gains)	157	169	177	186	190
Tax on profit	(25)	(24)	(34)	(31)	(31)
Net profit from ordinary activity	132	145	142	155	160
Net profit from discontinued operations	—	—	—	—	—
Net consolidated profit (w/o capital gains)	132	145	142	155	160
Minority interests	19	22	19	26	29
Attributable profit to the Group (w/o capital gains)	114	123	123	129	131
Net extraordinary gains and allowances	—	—	—	—	—
Attributable profit to the Group	114	123	123	129	131

	31.03.06	30.06.06	30.09.06	31.12.06	31.03.07
Balance sheet
Loans and credits*	15,253	14,902	15,223	15,107	15,494
Trading portfolio (w/o loans)	990	1,076	1,426	1,507	1,426
Available-for-sale financial assets	1,210	1,197	1,195	772	711
Due from credit institutions*	4,458	3,656	3,253	3,151	2,678
Intangible assets and property and equipment	318	286	303	319	301
Other assets	1,378	1,828	1,749	2,139	1,500
Total assets/liabilities & shareholders’ equity	23,606	22,945	23,150	22,995	22,110
Customer deposits*	13,261	13,224	13,151	13,216	13,372
Marketable debt securities*	1,603	1,618	1,611	1,536	1,467
Subordinated debt	610	570	728	705	690
Insurance liabilities	47	44	53	58	59
Due to credit institutions*	5,288	5,177	4,376	4,158	3,586
Other liabilities	1,016	916	1,770	2,019	1,520
Shareholders’ equity	1,781	1,397	1,461	1,304	1,416
Other customer funds under management	10,509	9,760	10,602	11,732	12,213
Mutual funds	2,941	2,795	2,991	3,584	3,811
Pension funds	7,568	6,965	7,611	8,148	8,402
Managed portfolios	—	—	—	—	—
Savings-insurance policies	—	—	—	—	—
Customer funds under management	25,983	25,171	26,092	27,189	27,742

(*) Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	2.15	1.90	1.78	1.59	1.70
NPL coverage	165.07	174.22	168.01	152.62	147.57
Risk-weighted assets	14,403	13,232	14,112	13,873	14,876
Spread (Retail Banking)	6.86	7.11	6.97	6.94	7.28
Spread loans	5.07	5.07	4.95	4.91	5.08
Spread deposits	1.79	2.04	2.02	2.03	2.20

Chile
Million dollars

			Variation
	Q1 ’07	Q1 ’06	Amount	%
Income statement
Net interest income	281	236	45	19.1
Income from companies accounted for by the equity method	(0)	0	(1)	—
Net fees	119	103	16	15.5
Insurance activity	14	10	4	36.4
Commercial revenue	414	350	64	18.3
Gains (losses) on financial transactions	49	50	(1)	(1.6)
Gross operating income	463	400	63	15.8
Income from non-financial services (net) and other operating income	(7)	(3)	(4)	122.7
Operating expenses	(181)	(164)	(17)	10.5
General administrative expenses	(165)	(148)	(17)	11.3
Personnel	(99)	(89)	(10)	10.9
Other administrative expenses	(66)	(59)	(7)	11.9
Depreciation and amortisation	(16)	(16)	(1)	3.7
Net operating income	275	233	42	18.2
Net loan loss provisions	(41)	(43)	2	(4.6)
Other income	16	(1)	16	—
Profit before taxes	250	189	61	32.1
Tax on profit	(40)	(30)	(10)	34.1
Net profit from ordinary activity	210	159	50	31.7
Net profit from discontinued operations	—	—	—	—
Net consolidated profit	210	159	50	31.7
Minority interests	38	22	16	70.4
Attributable profit to the Group	171	137	35	25.3

			Variation
	31.03.07	31.03.06	Amount	%
Balance sheet
Loans and credits*	20,634	18,462	2,172	11.8
Trading portfolio (w/o loans)	1,899	1,198	701	58.5
Available-for-sale financial assets	947	1,464	(517)	(35.3)
Due from credit institutions*	3,567	5,396	(1,829)	(33.9)
Intangible assets and property and equipment	401	385	17	4.3
Other assets	1,998	1,668	329	19.7
Total assets/liabilities & shareholders’ equity	29,446	28,573	873	3.1
Customer deposits*	17,808	16,051	1,757	10.9
Marketable debt securities*	1,954	1,940	14	0.7
Subordinated debt	919	738	180	24.4
Insurance liabilities	79	57	22	38.9
Due to credit institutions*	4,776	6,401	(1,624)	(25.4)
Other liabilities	2,024	1,230	794	64.6
Shareholders’ equity	1,886	2,156	(270)	(12.5)
Other customer funds under management	16,266	12,720	3,545	27.9
Mutual funds	5,076	3,560	1,516	42.6
Pension funds	11,190	9,160	2,030	22.2
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—
Customer funds under management	36,947	31,450	5,497	17.5

(*) Includes all stock of concept classified in the balance sheet

Chile
Million dollars

	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06	Q1 ’07
Income statement
Net interest income	236	329	325	251	281
Income from companies accounted for by the equity method	0	1	0	0	(0)
Net fees	103	105	106	110	119
Insurance activity	10	14	11	11	14
Commercial revenue	350	449	442	372	414
Gains (losses) on financial transactions	50	8	33	48	49
Gross operating income	400	457	475	420	463
Income from non-financial services (net) and other operating income	(3)	(5)	(3)	(4)	(7)
Operating expenses	(164)	(181)	(182)	(201)	(181)
General administrative expenses	(148)	(157)	(171)	(187)	(165)
Personnel	(89)	(100)	(102)	(124)	(99)
Other administrative expenses	(59)	(57)	(68)	(63)	(66)
Depreciation and amortisation	(16)	(23)	(11)	(14)	(16)
Net operating income	233	272	290	215	275
Net loan loss provisions	(43)	(38)	(30)	(26)	(41)
Other income	(1)	(22)	(36)	51	16
Profit before taxes (w/o capital gains)	189	212	224	239	250
Tax on profit	(30)	(31)	(43)	(40)	(40)
Net profit from ordinary activity	159	181	181	199	210
Net profit from discontinued operations	—	—	—	—	—
Net consolidated profit (w/o capital gains)	159	181	181	199	210
Minority interests	22	27	24	34	38
Attributable profit to the Group (w/o capital gains)	137	154	157	166	171
Net extraordinary gains and allowances	—	—	—	—	—
Attributable profit to the Group	137	154	157	166	171

	31.03.06	30.06.06	30.09.06	31.12.06	31.03.07
Balance sheet
Loans and credits*	18,462	18,945	19,272	19,896	20,634
Trading portfolio (w/o loans)	1,198	1,368	1,805	1,985	1,899
Available-for-sale financial assets	1,464	1,521	1,513	1,017	947
Due from credit institutions*	5,396	4,648	4,119	4,150	3,567
Intangible assets and property and equipment	385	363	383	420	401
Other assets	1,668	2,324	2,215	2,816	1,998
Total assets/liabilities & shareholders’ equity	28,573	29,170	29,307	30,284	29,446
Customer deposits*	16,051	16,812	16,650	17,406	17,808
Marketable debt securities*	1,940	2,056	2,039	2,023	1,954
Subordinated debt	738	724	922	928	919
Insurance liabilities	57	56	68	76	79
Due to credit institutions*	6,401	6,581	5,539	5,476	4,776
Other liabilities	1,230	1,164	2,241	2,659	2,024
Shareholders’ equity	2,156	1,776	1,849	1,717	1,886
Other customer funds under management	12,720	12,407	13,422	15,451	16,266
Mutual funds	3,560	3,553	3,787	4,720	5,076
Pension funds	9,160	8,854	9,635	10,731	11,190
Managed portfolios	—	—	—	—	—
Savings-insurance policies	—	—	—	—	—
Customer funds under management	31,450	32,000	33,032	35,808	36,947

(*) Includes all stock of concept classified in the balance sheet

Chile
Million chilean peso

			Variation
	Q1 ’07	Q1 ’06	Amount	%
Income statement
Net interest income	152,123	124,389	27,734	22.3
Income from companies accounted for by the equity method	(168)	236	(404)	—
Net fees	64,167	54,134	10,033	18.5
Insurance activity	7,371	5,266	2,105	40.0
Commercial revenue	223,493	184,025	39,468	21.4
Gains (losses) on financial transactions	26,587	26,326	261	1.0
Gross operating income	250,080	210,351	39,729	18.9
Income from non-financial services (net) and other operating income	(3,567)	(1,560)	(2,007)	128.6
Operating expenses	(97,905)	(86,275)	(11,630)	13.5
General administrative expenses	(89,031)	(77,937)	(11,094)	14.2
Personnel	(53,366)	(46,884)	(6,482)	13.8
Other administrative expenses	(35,665)	(31,053)	(4,612)	14.9
Depreciation and amortisation	(8,874)	(8,338)	(536)	6.4
Net operating income	148,608	122,515	26,092	21.3
Net loan loss provisions	(22,184)	(22,664)	480	(2.1)
Other income	8,476	(341)	8,817	—
Profit before taxes	134,899	99,510	35,389	35.6
Tax on profit	(21,660)	(15,737)	(5,923)	37.6
Net profit from ordinary activity	113,238	83,773	29,465	35.2
Net profit from discontinued operations	—	—	—	—
Net consolidated profit	113,238	83,773	29,465	35.2
Minority interests	20,648	11,806	8,842	74.9
Attributable profit to the Group	92,591	71,967	20,623	28.7

			Variation
	31.03.07	31.03.06	Amount	%
Balance sheet
Loans and credits*	11,097,171	9,720,491	1,376,680	14.2
Trading portfolio (w/o loans)	1,021,312	630,682	390,631	61.9
Available-for-sale financial assets	509,351	770,924	(261,574)	(33.9)
Due from credit institutions*	1,918,147	2,840,775	(922,628)	(32.5)
Intangible assets and property and equipment	215,860	202,540	13,320	6.6
Other assets	1,074,337	878,377	195,960	22.3
Total assets/liabilities & shareholders’ equity	15,836,178	15,043,789	792,389	5.3
Customer deposits*	9,577,402	8,450,860	1,126,542	13.3
Marketable debt securities*	1,050,837	1,021,467	29,369	2.9
Subordinated debt	494,009	388,742	105,267	27.1
Insurance liabilities	42,437	29,914	12,523	41.9
Due to credit institutions*	2,568,721	3,369,997	(801,276)	(23.8)
Other liabilities	1,088,713	647,682	441,031	68.1
Shareholders’ equity	1,014,060	1,135,127	(121,068)	(10.7)
Other customer funds under management	8,747,604	6,697,175	2,050,429	30.6
Mutual funds	2,729,828	1,874,516	855,312	45.6
Pension funds	6,017,776	4,822,659	1,195,117	24.8
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—
Customer funds under management	19,869,852	16,558,245	3,311,607	20.0

(*) Includes all stock of concept classified in the balance sheet

Chile
Million chilean peso

	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06	Q1 ’07
Income statement
Net interest income	124,389	173,433	174,761	132,752	152,123
Income from companies accounted for by the equity method	236	303	160	56	(168)
Net fees	54,134	55,560	56,851	58,306	64,167
Insurance activity	5,266	7,271	6,047	5,752	7,371
Commercial revenue	184,025	236,566	237,820	196,867	223,493
Gains (losses) on financial transactions	26,326	4,354	17,628	25,380	26,587
Gross operating income	210,351	240,920	255,448	222,247	250,080
Income from non-financial services (net) and other operating income	(1,560)	(2,387)	(1,406)	(2,300)	(3,567)
Operating expenses	(86,275)	(95,318)	(97,894)	(106,457)	(97,905)
General administrative expenses	(77,937)	(82,940)	(91,868)	(98,919)	(89,031)
Personnel	(46,884)	(52,807)	(55,114)	(65,670)	(53,366)
Other administrative expenses	(31,053)	(30,133)	(36,754)	(33,249)	(35,665)
Depreciation and amortisation	(8,338)	(12,378)	(6,026)	(7,538)	(8,874)
Net operating income	122,515	143,214	156,148	113,489	148,608
Net loan loss provisions	(22,664)	(19,887)	(16,207)	(13,922)	(22,184)
Other income	(341)	(11,543)	(19,240)	26,853	8,476
Profit before taxes (w/o capital gains)	99,510	111,784	120,701	126,420	134,899
Tax on profit	(15,737)	(16,105)	(23,174)	(21,063)	(21,660)
Net profit from ordinary activity	83,773	95,679	97,527	105,357	113,238
Net profit from discontinued operations	—	—	—	—	—
Net consolidated profit (w/o capital gains)	83,773	95,679	97,527	105,357	113,238
Minority interests	11,806	14,274	13,157	17,805	20,648
Attributable profit to the Group (w/o capital gains)	71,967	81,405	84,370	87,552	92,591
Net extraordinary gains and allowances	—	—	—	—	—
Attributable profit to the Group	71,967	81,405	84,370	87,552	92,591

	31.03.06	30.06.06	30.09.06	31.12.06	31.03.07
Balance sheet
Loans and credits*	9,720,491	10,343,232	10,355,960	10,579,663	11,097,171
Trading portfolio (w/o loans)	630,682	746,980	970,120	1,055,383	1,021,312
Available-for-sale financial assets	770,924	830,622	813,210	540,690	509,351
Due from credit institutions*	2,840,775	2,537,369	2,213,081	2,206,583	1,918,147
Intangible assets and property and equipment	202,540	198,363	206,015	223,516	215,860
Other assets	878,377	1,268,976	1,189,998	1,497,650	1,074,337
Total assets/liabilities & shareholders’ equity	15,043,789	15,925,543	15,748,383	16,103,486	15,836,178
Customer deposits*	8,450,860	9,178,564	8,946,694	9,255,517	9,577,402
Marketable debt securities*	1,021,467	1,122,708	1,095,719	1,075,655	1,050,837
Subordinated debt	388,742	395,314	495,304	493,382	494,009
Insurance liabilities	29,914	30,583	36,334	40,290	42,437
Due to credit institutions*	3,369,997	3,593,070	2,976,601	2,911,909	2,568,721
Other liabilities	647,682	635,728	1,204,101	1,413,852	1,088,713
Shareholders’ equity	1,135,127	969,575	993,630	912,882	1,014,060
Other customer funds under management	6,697,175	6,773,750	7,212,239	8,216,152	8,747,604
Mutual funds	1,874,516	1,939,889	2,034,727	2,509,850	2,729,828
Pension funds	4,822,659	4,833,861	5,177,512	5,706,302	6,017,776
Managed portfolios	—	—	—	—	—
Savings-insurance policies	—	—	—	—	—
Customer funds under management	16,558,245	17,470,337	17,749,956	19,040,705	19,869,852

(*) Includes all stock of concept classified in the balance sheet

Financial Management and Equity Stakes
Million euros

			Variation
	Q1 ’07	Q1 ’06	Amount	%
Income statement
Net interest income (w/o dividends)	(394)	(256)	(139)	54.2
Dividends	3	14	(11)	(75.7)
Net interest income	(391)	(241)	(149)	61.8
Income from companies accounted for by the equity method	56	126	(70)	(55.2)
Net fees	12	(4)	16	—
Insurance activity	(1)	0	(1)	—
Commercial revenue	(323)	(119)	(204)	171.6
Gains (losses) on financial transactions	(132)	(126)	(6)	4.5
Gross operating income	(455)	(245)	(210)	85.6
Income from non-financial services (net) and other operating income	(5)	(2)	(3)	124.3
Operating expenses	(193)	(165)	(28)	17.1
General administrative expenses	(126)	(111)	(15)	13.8
Personnel	(48)	(58)	10	(18.0)
Other administrative expenses	(79)	(53)	(26)	49.1
Depreciation and amortisation	(67)	(54)	(13)	23.9
Net operating income	(653)	(412)	(241)	58.4
Net loan loss provisions	9	(0)	9	—
Other income	(149)	(43)	(107)	249.0
Profit before taxes	(794)	(456)	(338)	74.2
Tax on profit	304	227	78	34.2
Net profit from ordinary activity	(489)	(229)	(261)	114.0
Net profit from discontinued operations	—	0	(0)	(100.0)
Net consolidated profit	(489)	(229)	(261)	114.0
Minority interests	6	38	(32)	(83.5)
Attributable profit to the Group	(496)	(267)	(229)	85.8

			Variation
	31.03.07	31.03.06	Amount	%
Balance sheet
Trading portfolio (w/o loans)	1,181	1,256	(74)	(5.9)
Available-for-sale financial assets	9,960	42,534	(32,574)	(76.6)
Investments	4,839	2,933	1,906	65.0
Goodwill	14,368	14,012	356	2.5
Liquidity lent to the Group	79,294	53,001	26,293	49.6
Capital assigned to Group areas	34,505	29,315	5,190	17.7
Other assets	37,116	29,010	8,106	27.9
Total assets/liabilities & shareholders’ equity	181,263	172,061	9,202	5.3
Customer deposits*	187	617	(431)	(69.7)
Marketable debt securities*	82,731	62,202	20,528	33.0
Subordinated debt	19,303	14,612	4,692	32.1
Preferred securities	—	—	—	—
Other liabilities	35,640	56,223	(20,582)	(36.6)
Group capital and reserves	43,402	38,407	4,995	13.0
Other customer funds under management	—	—	—	—
Mutual funds	—	—	—	—
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—
Customer funds under management	102,221	77,432	24,789	32.0

(*) Includes all stock of concept classified in the balance sheet

Resources
Number of employees (direct & indirect)	1,756	1,494	262	17.5

Financial Management and Equity Stakes
Million euros

	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06	Q1 ’07
Income statement
Net interest income (w/o dividends)	(256)	(349)	(351)	(314)	(394)
Dividends	14	112	16	21	3
Net interest income	(241)	(237)	(335)	(293)	(391)
Income from companies accounted for by the equity method	126	107	141	37	56
Net fees	(4)	(3)	1	(6)	12
Insurance activity	0	3	(0)	(6)	(1)
Commercial revenue	(119)	(131)	(193)	(268)	(323)
Gains (losses) on financial transactions	(126)	234	117	189	(132)
Gross operating income	(245)	103	(76)	(79)	(455)
Income from non-financial services (net) and other operating income	(2)	(7)	(1)	(22)	(5)
Operating expenses	(165)	(136)	(145)	(133)	(193)
General administrative expenses	(111)	(96)	(80)	(78)	(126)
Personnel	(58)	(41)	(50)	(55)	(48)
Other administrative expenses	(53)	(55)	(30)	(23)	(79)
Depreciation and amortisation	(54)	(41)	(64)	(55)	(67)
Net operating income	(412)	(40)	(221)	(234)	(653)
Net loan loss provisions	(0)	99	(5)	(3)	9
Other income	(43)	51	69	81	(149)
Profit before taxes (w/o capital gains)	(456)	111	(157)	(156)	(794)
Tax on profit	227	58	9	187	304
Net profit from ordinary activity	(229)	168	(148)	31	(489)
Net profit from discontinued operations	0	11	80	(2)	—
Net consolidated profit (w/o capital gains)	(229)	179	(68)	29	(489)
Minority interests	38	36	13	3	6
Attributable profit to the Group (w/o capital gains)	(267)	144	(81)	26	(496)
Net extraordinary gains and allowances	—	—	—	340	—
Attributable profit to the Group	(267)	144	(81)	366	(496)

	31.03.06	30.06.06	30.09.06	31.12.06	31.03.07
Balance sheet
Trading portfolio (w/o loans)	1,256	1,071	991	2,029	1,181
Available-for-sale financial assets	42,534	8,079	9,787	7,605	9,960
Investments	2,933	5,234	5,231	4,897	4,839
Goodwill	14,012	13,951	14,176	14,508	14,368
Liquidity lent to the Group	53,001	62,212	68,680	67,138	79,294
Capital assigned to Group areas	29,315	27,595	29,047	29,120	34,505
Other assets	29,010	37,520	34,499	35,539	37,116
Total assets/liabilities & shareholders’ equity	172,061	155,662	162,412	160,836	181,263
Customer deposits*	617	1,084	969	496	187
Marketable debt securities*	62,202	66,296	73,493	78,321	82,731
Subordinated debt	14,612	15,850	16,169	16,247	19,303
Preferred securities	—	—	—	—	—
Other liabilities	56,223	36,569	35,951	30,073	35,640
Group capital and reserves	38,407	35,864	35,831	35,699	43,402
Other customer funds under management	—	—	—	—	—
Mutual funds	—	—	—	—	—
Pension funds	—	—	—	—	—
Managed portfolios	—	—	—	—	—
Savings-insurance policies	—	—	—	—	—
Customer funds under management	77,432	83,229	90,631	95,064	102,221

(*) Includes all stock of concept classified in the balance sheet

Other information
Risk-weighted assets	35,752	41,609	45,730	55,900	54,005

Spain
Million euros

			Variation
	Q1 ’07	Q1 ’06	Amount	%
Income statement
Net interest income	1,256	1,027	229	22.3
Income from companies accounted for by the equity method	2	2	1	42.9
Net fees	923	688	235	34.1
Insurance activity	32	28	4	13.5
Commercial revenue	2,213	1,744	468	26.8
Gains (losses) on financial transactions	258	211	47	22.5
Gross operating income	2,471	1,955	516	26.4
Income from non-financial services (net) and other operating income	4	10	(6)	(59.5)
Operating expenses	(904)	(837)	(67)	8.0
General administrative expenses	(801)	(740)	(61)	8.3
Personnel	(568)	(528)	(41)	7.7
Other administrative expenses	(233)	(212)	(21)	9.8
Depreciation and amortisation	(103)	(97)	(5)	5.6
Net operating income	1,571	1,128	443	39.3
Net loan loss provisions	(108)	(149)	42	(27.8)
Other income	45	34	11	33.2
Profit before taxes	1,508	1,012	496	48.9
Tax on profit	(426)	(298)	(128)	43.0
Net profit from ordinary activity	1,082	715	368	51.4
Net profit from discontinued operations	—	40	(40)	(100.0)
Net consolidated profit	1,082	755	327	43.3
Minority interests	22	46	(24)	(51.8)
Attributable profit to the Group	1,060	709	351	49.6

			Variation
	31.03.07	31.03.06	Amount	%
Balance sheet
Loans and credits*	212,804	170,661	42,143	24.7
Trading portfolio (w/o loans)	31,489	23,432	8,057	34.4
Available-for-sale financial assets	9,009	11,727	(2,718)	(23.2)
Due from credit institutions*	59,358	44,416	14,941	33.6
Intangible assets and property and equipment	3,991	4,003	(12)	(0.3)
Other assets	10,390	10,848	(458)	(4.2)
Total assets/liabilities & shareholders’ equity	327,040	265,087	61,952	23.4
Customer deposits*	115,017	101,260	13,757	13.6
Marketable debt securities*	32,883	24,184	8,700	36.0
Subordinated debt	1,941	1,616	326	20.2
Insurance liabilities	5,686	3,607	2,080	57.7
Due to credit institutions*	46,158	41,723	4,435	10.6
Other liabilities	109,500	79,412	30,088	37.9
Shareholders’ equity	15,855	13,288	2,567	19.3
Other customer funds under management	100,323	93,929	6,395	6.8
Mutual funds	78,854	77,463	1,391	1.8
Pension funds	9,980	9,047	932	10.3
Managed portfolios	7,913	5,948	1,964	33.0
Savings-insurance policies	3,577	1,470	2,107	143.3
Customer funds under management	250,165	220,988	29,177	13.2

(*) Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	28.40	21.95	6.45	p.
Efficiency ratio	35.68	41.54	(5.86	p.)
NPL ratio	0.51	0.56	(0.05	p.)
NPL coverage	292.15	322.28	(30.13	p.)
Number of employees (direct & indirect)	34,483	33,599	884		2.6
Number of branches	4,901	4,556	345		7.6

Spain
Million euros

	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06	Q1 ’07
Income statement
Net interest income	1,027	1,098	1,151	1,177	1,256
Income from companies accounted for by the equity method	2	0	2	2	2
Net fees	688	716	763	784	923
Insurance activity	28	30	29	31	32
Commercial revenue	1,744	1,844	1,944	1,994	2,213
Gains (losses) on financial transactions	211	82	203	121	258
Gross operating income	1,955	1,926	2,147	2,115	2,471
Income from non-financial services (net) and other operating income	10	(11)	15	12	4
Operating expenses	(837)	(849)	(848)	(899)	(904)
General administrative expenses	(740)	(747)	(751)	(795)	(801)
Personnel	(528)	(536)	(532)	(567)	(568)
Other administrative expenses	(212)	(211)	(220)	(228)	(233)
Depreciation and amortisation	(97)	(103)	(97)	(105)	(103)
Net operating income	1,128	1,066	1,315	1,227	1,571
Net loan loss provisions	(149)	(290)	(301)	(172)	(108)
Other income	34	80	(53)	(38)	45
Profit before taxes (w/o capital gains)	1,012	856	961	1,016	1,508
Tax on profit	(298)	(244)	(287)	(284)	(426)
Net profit from ordinary activity	715	612	673	733	1,082
Net profit from discontinued operations	40	45	31	26	—
Net consolidated profit (w/o capital gains)	755	657	704	759	1,082
Minority interests	46	58	29	42	22
Attributable profit to the Group (w/o capital gains)	709	599	675	718	1,060
Net extraordinary gains and allowances	—	—	—	674	—
Attributable profit to the Group	709	599	675	1,391	1,060

	31.03.06	30.06.06	30.09.06	31.12.06	31.03.07
Balance sheet
Loans and credits*	170,661	183,799	196,727	207,781	212,804
Trading portfolio (w/o loans)	23,432	30,448	29,123	32,919	31,489
Available-for-sale financial assets	11,727	12,047	12,718	12,033	9,009
Due from credit institutions*	44,416	45,473	49,601	52,555	59,358
Intangible assets and property and equipment	4,003	4,328	4,589	3,880	3,991
Other assets	10,848	11,209	13,187	13,021	10,390
Total assets/liabilities & shareholders’ equity	265,087	287,304	305,947	322,188	327,040
Customer deposits*	101,260	103,024	111,747	115,537	115,017
Marketable debt securities*	24,184	26,243	28,630	31,161	32,883
Subordinated debt	1,616	1,602	2,124	1,913	1,941
Insurance liabilities	3,607	3,658	4,069	4,788	5,686
Due to credit institutions*	41,723	46,423	48,149	54,682	46,158
Other liabilities	79,412	92,871	97,406	100,061	109,500
Shareholders’ equity	13,288	13,484	13,822	14,046	15,855
Other customer funds under management	93,929	93,680	96,297	97,496	100,323
Mutual funds	77,463	76,677	78,253	77,526	78,854
Pension funds	9,047	8,887	9,201	9,950	9,980
Managed portfolios	5,948	6,460	6,864	7,125	7,913
Savings-insurance policies	1,470	1,655	1,979	2,895	3,577
Customer funds under management	220,988	224,548	238,798	246,107	250,165

(*) Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	0.56	0.54	0.55	0.53	0.51
NPL coverage	322.28	330.79	325.24	328.37	292.15

Retail Banking
Million euros

			Variation
	Q1 ’07	Q1 ’06	Amount	%
Income statement
Net interest income	3,562	2,881	681	23.6
Income from companies accounted for by the equity method	4	5	(1)	(16.9)
Net fees	1,597	1,429	168	11.7
Insurance activity	0	(0)	0	—
Commercial revenue	5,163	4,315	848	19.6
Gains (losses) on financial transactions	337	285	52	18.1
Gross operating income	5,499	4,600	899	19.6
Income from non-financial services (net) and other operating income	(6)	13	(19)	—
Operating expenses	(2,455)	(2,309)	(146)	6.3
General administrative expenses	(2,241)	(2,104)	(137)	6.5
Personnel	(1,339)	(1,273)	(65)	5.1
Other administrative expenses	(903)	(830)	(72)	8.7
Depreciation and amortisation	(214)	(205)	(9)	4.2
Net operating income	3,038	2,304	734	31.9
Net loan loss provisions	(723)	(453)	(270)	59.4
Other income	19	(16)	34	—
Profit before taxes	2,334	1,835	499	27.2

			Variation
	31.03.07	31.03.06	Amount	%
Business volumes
Total assets	674,358	635,750	38,608	6.1
Loans and credits	484,443	416,371	68,072	16.3
Customer deposits	284,807	257,117	27,690	10.8

Retail Banking
Million euros

	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06	Q1 ’07
Income statement
Net interest income	2,881	3,014	3,144	3,271	3,562
Income from companies accounted for by the equity method	5	4	3	4	4
Net fees	1,429	1,468	1,499	1,571	1,597
Insurance activity	(0)	0	0	0	0
Commercial revenue	4,315	4,485	4,647	4,846	5,163
Gains (losses) on financial transactions	285	272	242	242	337
Gross operating income	4,600	4,757	4,889	5,088	5,499
Income from non-financial services (net) and other operating income	13	(12)	14	(20)	(6)
Operating expenses	(2,309)	(2,309)	(2,368)	(2,483)	(2,455)
General administrative expenses	(2,104)	(2,094)	(2,165)	(2,258)	(2,241)
Personnel	(1,273)	(1,279)	(1,286)	(1,329)	(1,339)
Other administrative expenses	(830)	(815)	(880)	(929)	(903)
Depreciation and amortisation	(205)	(215)	(202)	(225)	(214)
Net operating income	2,304	2,437	2,535	2,585	3,038
Net loan loss provisions	(453)	(634)	(550)	(614)	(723)
Other income	(16)	(62)	(67)	(82)	19
Profit before taxes (ordinary)	1,835	1,741	1,918	1,889	2,334

	31.03.06	30.06.06	30.09.06	31.12.06	31.03.07
Business volumes
Total assets	635,750	665,031	647,196	668,960	674,358
Loans and credits	416,371	439,652	451,730	474,253	484,443
Customer deposits	257,117	261,454	277,366	288,532	284,807

Retail Banking Continental Europe
Million euros

			Variation
	Q1 ’07	Q1 ’06	Amount	%
Income statement
Net interest income	1,703	1,335	368	27.5
Income from companies accounted for by the equity method	2	2	1	42.9
Net fees	804	702	102	14.6
Insurance activity	—	—	—	—
Commercial revenue	2,509	2,039	471	23.1
Gains (losses) on financial transactions	128	129	(1)	(0.9)
Gross operating income	2,637	2,168	470	21.7
Income from non-financial services (net) and other operating income	10	13	(3)	(23.3)
Operating expenses	(1,051)	(964)	(87)	9.0
General administrative expenses	(932)	(849)	(83)	9.8
Personnel	(636)	(590)	(46)	7.8
Other administrative expenses	(297)	(260)	(37)	14.2
Depreciation and amortisation	(119)	(115)	(4)	3.7
Net operating income	1,596	1,217	379	31.2
Net loan loss provisions	(314)	(203)	(112)	55.0
Other income	(3)	(9)	6	(70.1)
Profit before taxes	1,279	1,005	274	27.2

Retail Banking Continental Europe
Million euros

	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06	Q1 ’07
Income statement
Net interest income	1,335	1,407	1,446	1,510	1,703
Income from companies accounted for by the equity method	2	0	2	2	2
Net fees	702	742	768	789	804
Insurance activity	—	—	—	—	—
Commercial revenue	2,039	2,149	2,216	2,301	2,509
Gains (losses) on financial transactions	129	113	72	119	128
Gross operating income	2,168	2,262	2,288	2,420	2,637
Income from non-financial services (net) and other operating income	13	(7)	17	18	10
Operating expenses	(964)	(984)	(984)	(1,035)	(1,051)
General administrative expenses	(849)	(862)	(864)	(910)	(932)
Personnel	(590)	(597)	(597)	(616)	(636)
Other administrative expenses	(260)	(265)	(267)	(294)	(297)
Depreciation and amortisation	(115)	(122)	(120)	(125)	(119)
Net operating income	1,217	1,271	1,322	1,403	1,596
Net loan loss provisions	(203)	(318)	(248)	(231)	(314)
Other income	(9)	52	(8)	(23)	(3)
Profit before taxes (w/o capital gains)	1,005	1,005	1,066	1,148	1,279

Retail Banking Spain
Million euros

			Variation
	Q1 ’07	Q1 ’06	Amount	%
Income statement
Net interest income	1,120	939	181	19.3
Income from companies accounted for by the equity method	2	2	1	42.9
Net fees	643	553	90	16.3
Insurance activity	—	—	—	—
Commercial revenue	1,765	1,494	272	18.2
Gains (losses) on financial transactions	120	115	5	4.3
Gross operating income	1,886	1,609	277	17.2
Income from non-financial services (net) and other operating income	5	11	(6)	(55.1)
Operating expenses	(778)	(737)	(41)	5.5
General administrative expenses	(689)	(648)	(41)	6.2
Personnel	(499)	(473)	(26)	5.5
Other administrative expenses	(190)	(175)	(14)	8.2
Depreciation and amortisation	(89)	(89)	(0)	0.4
Net operating income	1,113	883	230	26.0
Net loan loss provisions	(148)	(138)	(10)	7.3
Other income	7	(2)	9	—
Profit before taxes	971	743	228	30.7

Retail Banking Spain
Million euros

	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06	Q1 ’07
Income statement
Net interest income	939	992	1,018	1,078	1,120
Income from companies accounted for by the equity method	2	0	2	2	2
Net fees	553	593	616	641	643
Insurance activity	—	—	—	—	—
Commercial revenue	1,494	1,586	1,636	1,720	1,765
Gains (losses) on financial transactions	115	106	71	82	120
Gross operating income	1,609	1,692	1,707	1,802	1,886
Income from non-financial services (net) and other operating income	11	(10)	16	12	5
Operating expenses	(737)	(748)	(745)	(762)	(778)
General administrative expenses	(648)	(655)	(654)	(672)	(689)
Personnel	(473)	(480)	(475)	(485)	(499)
Other administrative expenses	(175)	(175)	(179)	(187)	(190)
Depreciation and amortisation	(89)	(94)	(92)	(90)	(89)
Net operating income	883	934	977	1,052	1,113
Net loan loss provisions	(138)	(231)	(158)	(149)	(148)
Other income	(2)	59	(16)	0	7
Profit before taxes (w/o capital gains)	743	762	802	904	971

Retail Banking Portugal
Million euros

			Variation
	Q1 ’07	Q1 ’06	Amount	%
Income statement
Net interest income	174	155	19	12.4
Income from companies accounted for by the equity method	—	—	—	—
Net fees	78	81	(3)	(3.6)
Insurance activity	—	—	—	—
Commercial revenue	253	236	16	6.9
Gains (losses) on financial transactions	9	9	0	4.6
Gross operating income	262	245	17	6.8
Income from non-financial services (net) and other operating income	(2)	(3)	1	(26.7)
Operating expenses	(123)	(113)	(10)	8.8
General administrative expenses	(107)	(99)	(8)	8.6
Personnel	(70)	(66)	(3)	5.3
Other administrative expenses	(37)	(32)	(5)	15.6
Depreciation and amortisation	(16)	(15)	(1)	10.0
Net operating income	136	129	8	5.8
Net loan loss provisions	6	3	2	69.7
Other income	(11)	(5)	(6)	126.4
Profit before taxes	131	127	4	3.2

Retail Banking Portugal
Million euros

	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06	Q1 ’07
Income statement
Net interest income	155	163	161	158	174
Income from companies accounted for by the equity method	—	—	—	—	—
Net fees	81	77	76	76	78
Insurance activity	—	—	—	—	—
Commercial revenue	236	240	237	234	253
Gains (losses) on financial transactions	9	(3)	1	21	9
Gross operating income	245	237	237	255	262
Income from non-financial services (net) and other operating income	(3)	(3)	(3)	(2)	(2)
Operating expenses	(113)	(118)	(118)	(138)	(123)
General administrative expenses	(99)	(103)	(102)	(121)	(107)
Personnel	(66)	(67)	(67)	(75)	(70)
Other administrative expenses	(32)	(36)	(35)	(46)	(37)
Depreciation and amortisation	(15)	(15)	(15)	(17)	(16)
Net operating income	129	116	117	116	136
Net loan loss provisions	3	(22)	(19)	(3)	6
Other income	(5)	(4)	10	(10)	(11)
Profit before taxes (w/o capital gains)	127	90	108	102	131
Other information
Spread	2.85	2.84	2.80	2.79	2.73
Spread loans	1.66	1.63	1.56	1.53	1.46
Spread deposits	1.19	1.21	1.24	1.26	1.27

Retail Banking United Kingdom (Abbey)
Million euros

			Variation
	Q1 ’07	Q1 ’06	Amount	%
Income statement
Net interest income	572	507	64	12.7
Income from companies accounted for by the equity method	0	1	(1)	(87.8)
Net fees	251	246	5	2.0
Insurance activity	0	(0)	0	—
Commercial revenue	823	754	69	9.1
Gains (losses) on financial transactions	131	108	24	22.0
Gross operating income	954	862	93	10.7
Income from non-financial services (net) and other operating income	14	16	(2)	(9.8)
Operating expenses	(492)	(493)	1	(0.1)
General administrative expenses	(467)	(466)	(1)	0.2
Personnel	(261)	(268)	7	(2.5)
Other administrative expenses	(206)	(198)	(8)	4.0
Depreciation and amortisation	(25)	(27)	2	(6.2)
Net operating income	476	385	92	23.8
Net loan loss provisions	(81)	(88)	7	(7.9)
Other income	5	(1)	6	—
Profit before taxes	400	295	105	35.5

Retail Banking United Kingdom (Abbey)
Million euros

	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06	Q1 ’07
Income statement
Net interest income	507	521	531	538	572
Income from companies accounted for by the equity method	1	1	1	0	0
Net fees	246	248	252	249	251
Insurance activity	(0)	0	0	0	0
Commercial revenue	754	769	784	787	823
Gains (losses) on financial transactions	108	75	117	124	131
Gross operating income	862	844	901	911	954
Income from non-financial services (net) and other operating income	16	14	11	1	14
Operating expenses	(493)	(472)	(485)	(490)	(492)
General administrative expenses	(466)	(445)	(462)	(462)	(467)
Personnel	(268)	(260)	(260)	(259)	(261)
Other administrative expenses	(198)	(185)	(203)	(202)	(206)
Depreciation and amortisation	(27)	(27)	(23)	(28)	(25)
Net operating income	385	386	427	423	476
Net loan loss provisions	(88)	(115)	(103)	(80)	(81)
Other income	(1)	(1)	1	(0)	5
Profit before taxes (w/o capital gains)	295	270	325	343	400
Other information
Spread	1.81	1.84	1.84	1.89	1.97
Spread loans	0.72	0.73	0.70	0.69	0.69
Spread deposits	1.09	1.11	1.14	1.20	1.28

Retail Banking United Kingdom (Abbey)
Million pound sterling

			Variation
	Q1 ’07	Q1 ’06	Amount	%
Income statement
Net interest income	383	348	35	10.2
Income from companies accounted for by the equity method	0	1	(0)	(88.1)
Net fees	169	169	(0)	(0.3)
Insurance activity	0	(0)	0	—
Commercial revenue	552	517	35	6.7
Gains (losses) on financial transactions	88	74	14	19.2
Gross operating income	640	591	49	8.2
Income from non-financial services (net) and other operating income	9	11	(1)	(11.8)
Operating expenses	(330)	(338)	8	(2.4)
General administrative expenses	(313)	(320)	6	(2.0)
Personnel	(175)	(184)	9	(4.7)
Other administrative expenses	(138)	(136)	(2)	1.7
Depreciation and amortisation	(17)	(18)	2	(8.3)
Net operating income	319	264	55	21.0
Net loan loss provisions	(55)	(61)	6	(10.0)
Other income	3	(1)	4	—
Profit before taxes	268	203	66	32.5

Retail Banking United Kingdom (Abbey)
Million pound sterling

	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06	Q1 ’07
Income statement
Net interest income	348	358	361	362	383
Income from companies accounted for by the equity method	1	1	0	0	0
Net fees	169	170	172	168	169
Insurance activity	(0)	0	0	0	0
Commercial revenue	517	529	533	530	552
Gains (losses) on financial transactions	74	51	80	84	88
Gross operating income	591	581	613	614	640
Income from non-financial services (net) and other operating income	11	10	7	1	9
Operating expenses	(338)	(325)	(330)	(330)	(330)
General administrative expenses	(320)	(306)	(314)	(311)	(313)
Personnel	(184)	(179)	(177)	(175)	(175)
Other administrative expenses	(136)	(127)	(138)	(136)	(138)
Depreciation and amortisation	(18)	(19)	(16)	(19)	(17)
Net operating income	264	266	290	285	319
Net loan loss provisions	(61)	(79)	(70)	(54)	(55)
Other income	(1)	(1)	1	(0)	3
Profit before taxes (w/o capital gains)	203	185	221	231	268

Retail Banking Latin America
Million euros

			Variation
	Q1 ’07	Q1 ’06	Amount	%
Income statement
Net interest income	1,288	1,039	248	23.9
Income from companies accounted for by the equity method	1	2	(1)	(33.4)
Net fees	541	481	61	12.6
Insurance activity	—	—	—	—
Commercial revenue	1,830	1,522	308	20.3
Gains (losses) on financial transactions	77	48	29	60.3
Gross operating income	1,907	1,570	337	21.5
Income from non-financial services (net) and other operating income	(30)	(16)	(14)	90.2
Operating expenses	(911)	(852)	(59)	7.0
General administrative expenses	(842)	(789)	(53)	6.8
Personnel	(442)	(415)	(26)	6.3
Other administrative expenses	(400)	(373)	(27)	7.3
Depreciation and amortisation	(69)	(63)	(6)	9.5
Net operating income	966	703	264	37.5
Net loan loss provisions	(327)	(162)	(165)	101.7
Other income	16	(6)	22	—
Profit before taxes	655	534	121	22.6

Retail Banking Latin America
Million euros

	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06	Q1 ’07
Income statement
Net interest income	1,039	1,086	1,167	1,223	1,288
Income from companies accounted for by the equity method	2	2	1	2	1
Net fees	481	479	478	533	541
Insurance activity	—	—	—	—	—
Commercial revenue	1,522	1,568	1,646	1,758	1,830
Gains (losses) on financial transactions	48	84	53	(1)	77
Gross operating income	1,570	1,652	1,699	1,757	1,907
Income from non-financial services (net) and other operating income	(16)	(19)	(13)	(39)	(30)
Operating expenses	(852)	(852)	(899)	(959)	(911)
General administrative expenses	(789)	(786)	(839)	(887)	(842)
Personnel	(415)	(422)	(429)	(454)	(442)
Other administrative expenses	(373)	(365)	(410)	(433)	(400)
Depreciation and amortisation	(63)	(66)	(60)	(72)	(69)
Net operating income	703	781	787	759	966
Net loan loss provisions	(162)	(200)	(198)	(303)	(327)
Other income	(6)	(114)	(61)	(58)	16
Profit before taxes (w/o capital gains)	534	466	528	398	655

Retail Banking Latin America
Million dollars

			Variation
	Q1 ’07	Q1 ’06	Amount	%
Income statement
Net interest income	1,687	1,249	439	35.1
Income from companies accounted for by the equity method	2	3	(1)	(27.4)
Net fees	709	578	132	22.8
Insurance activity	—	—	—	—
Commercial revenue	2,399	1,829	569	31.1
Gains (losses) on financial transactions	101	58	43	74.8
Gross operating income	2,500	1,887	613	32.5
Income from non-financial services (net) and other operating income	(40)	(19)	(20)	107.4
Operating expenses	(1,194)	(1,024)	(170)	16.6
General administrative expenses	(1,103)	(948)	(156)	16.4
Personnel	(579)	(499)	(80)	15.9
Other administrative expenses	(525)	(448)	(76)	17.0
Depreciation and amortisation	(91)	(76)	(15)	19.4
Net operating income	1,266	844	422	50.0
Net loan loss provisions	(429)	(195)	(234)	119.9
Other income	21	(7)	28	—
Profit before taxes	858	642	216	33.7

Retail Banking Latin America
Million dollars

	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06	Q1 ’07
Income statement
Net interest income	1,249	1,362	1,482	1,567	1,687
Income from companies accounted for by the equity method	3	3	1	2	2
Net fees	578	601	609	683	709
Insurance activity	—	—	—	—	—
Commercial revenue	1,829	1,966	2,092	2,253	2,399
Gains (losses) on financial transactions	58	105	68	1	101
Gross operating income	1,887	2,070	2,160	2,254	2,500
Income from non-financial services (net) and other operating income	(19)	(24)	(17)	(50)	(40)
Operating expenses	(1,024)	(1,069)	(1,143)	(1,229)	(1,194)
General administrative expenses	(948)	(987)	(1,066)	(1,137)	(1,103)
Personnel	(499)	(529)	(546)	(582)	(579)
Other administrative expenses	(448)	(458)	(521)	(554)	(525)
Depreciation and amortisation	(76)	(83)	(76)	(92)	(91)
Net operating income	844	977	1,000	975	1,266
Net loan loss provisions	(195)	(250)	(251)	(386)	(429)
Other income	(7)	(140)	(78)	(75)	21
Profit before taxes (w/o capital gains)	642	587	671	514	858

Retail Banking Brazil
Million euros

			Variation
	Q1 ’07	Q1 ’06	Amount	%
Income statement
Net interest income	463	383	80	20.9
Income from companies accounted for by the equity method	0	1	(0)	(59.8)
Net fees	231	199	32	16.0
Insurance activity	—	—	—	—
Commercial revenue	694	583	111	19.1
Gains (losses) on financial transactions	19	26	(8)	(29.0)
Gross operating income	713	609	104	17.0
Income from non-financial services (net) and other operating income	(2)	5	(6)	—
Operating expenses	(374)	(356)	(18)	5.0
General administrative expenses	(347)	(333)	(14)	4.2
Personnel	(169)	(170)	1	(0.8)
Other administrative expenses	(178)	(163)	(15)	9.5
Depreciation and amortisation	(27)	(23)	(4)	15.7
Net operating income	338	258	80	31.0
Net loan loss provisions	(173)	(99)	(74)	75.2
Other income	(2)	1	(3)	—
Profit before taxes	163	160	2	1.5

Retail Banking Brazil
Million euros

	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06	Q1 ’07
Income statement
Net interest income	383	368	372	417	463
Income from companies accounted for by the equity method	1	0	(0)	0	0
Net fees	199	201	204	235	231
Insurance activity	—	—	—	—	—
Commercial revenue	583	570	575	652	694
Gains (losses) on financial transactions	26	78	71	(13)	19
Gross operating income	609	648	646	639	713
Income from non-financial services (net) and other operating income	5	6	9	(20)	(2)
Operating expenses	(356)	(352)	(367)	(376)	(374)
General administrative expenses	(333)	(330)	(345)	(348)	(347)
Personnel	(170)	(168)	(165)	(174)	(169)
Other administrative expenses	(163)	(162)	(179)	(174)	(178)
Depreciation and amortisation	(23)	(22)	(22)	(28)	(27)
Net operating income	258	302	288	243	338
Net loan loss provisions	(99)	(122)	(97)	(149)	(173)
Other income	1	(65)	(47)	(93)	(2)
Profit before taxes (w/o capital gains)	160	115	145	1	163
Other information
Spread	21.72	21.25	20.08	18.87	19.25
Spread loans	19.19	19.20	18.18	17.20	17.63
Spread deposits	2.53	2.05	1.90	1.67	1.62

Retail Banking Brazil
Million dollars

			Variation
	Q1 ’07	Q1 ’06	Amount	%
Income statement
Net interest income	607	461	147	31.8
Income from companies accounted for by the equity method	0	1	(1)	(56.2)
Net fees	303	239	63	26.5
Insurance activity	—	—	—	—
Commercial revenue	910	701	209	29.9
Gains (losses) on financial transactions	24	32	(7)	(22.6)
Gross operating income	935	732	202	27.6
Income from non-financial services (net) and other operating income	(2)	5	(7)	—
Operating expenses	(490)	(428)	(62)	14.5
General administrative expenses	(454)	(400)	(55)	13.7
Personnel	(221)	(204)	(17)	8.2
Other administrative expenses	(233)	(195)	(38)	19.4
Depreciation and amortisation	(35)	(28)	(7)	26.1
Net operating income	443	310	133	42.8
Net loan loss provisions	(227)	(119)	(108)	91.1
Other income	(3)	1	(4)	—
Profit before taxes	213	193	21	10.7

Retail Banking Brazil
Million dollars

	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06	Q1 ’07
Income statement
Net interest income	461	463	473	535	607
Income from companies accounted for by the equity method	1	1	(0)	0	0
Net fees	239	252	259	301	303
Insurance activity	—	—	—	—	—
Commercial revenue	701	715	732	836	910
Gains (losses) on financial transactions	32	97	90	(15)	24
Gross operating income	732	812	822	821	935
Income from non-financial services (net) and other operating income	5	7	11	(25)	(2)
Operating expenses	(428)	(442)	(466)	(482)	(490)
General administrative expenses	(400)	(414)	(438)	(446)	(454)
Personnel	(204)	(211)	(211)	(223)	(221)
Other administrative expenses	(195)	(203)	(228)	(224)	(233)
Depreciation and amortisation	(28)	(28)	(28)	(35)	(35)
Net operating income	310	377	367	314	443
Net loan loss provisions	(119)	(153)	(123)	(190)	(227)
Other income	1	(79)	(59)	(118)	(3)
Profit before taxes (w/o capital gains)	193	145	184	6	213

Retail Banking Brazil
Million brazilian real

			Variation
	Q1 ’07	Q1 ’06	Amount	%
Income statement
Net interest income	1,279	1,010	270	26.7
Income from companies accounted for by the equity method	1	2	(1)	(57.9)
Net fees	638	525	113	21.5
Insurance activity	—	—	—	—
Commercial revenue	1,918	1,536	381	24.8
Gains (losses) on financial transactions	52	69	(18)	(25.6)
Gross operating income	1,969	1,606	364	22.6
Income from non-financial services (net) and other operating income	(4)	12	(16)	—
Operating expenses	(1,032)	(938)	(94)	10.0
General administrative expenses	(957)	(876)	(81)	9.2
Personnel	(466)	(448)	(18)	3.9
Other administrative expenses	(492)	(428)	(63)	14.8
Depreciation and amortisation	(74)	(61)	(13)	21.2
Net operating income	933	680	253	37.3
Net loan loss provisions	(477)	(260)	(217)	83.6
Other income	(6)	3	(9)	—
Profit before taxes	450	423	27	6.4

Retail Banking Brazil
Million brazilian real

	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06	Q1 ’07
Income statement
Net interest income	1,010	1,012	1,027	1,153	1,279
Income from companies accounted for by the equity method	2	1	(0)	1	1
Net fees	525	551	562	648	638
Insurance activity	—	—	—	—	—
Commercial revenue	1,536	1,564	1,589	1,802	1,918
Gains (losses) on financial transactions	69	212	195	(34)	52
Gross operating income	1,606	1,776	1,784	1,768	1,969
Income from non-financial services (net) and other operating income	12	16	24	(55)	(4)
Operating expenses	(938)	(967)	(1,012)	(1,039)	(1,032)
General administrative expenses	(876)	(905)	(952)	(962)	(957)
Personnel	(448)	(461)	(457)	(480)	(466)
Other administrative expenses	(428)	(444)	(495)	(482)	(492)
Depreciation and amortisation	(61)	(61)	(60)	(76)	(74)
Net operating income	680	826	796	675	933
Net loan loss provisions	(260)	(335)	(267)	(411)	(477)
Other income	3	(174)	(129)	(255)	(6)
Profit before taxes (w/o capital gains)	423	317	400	9	450

Retail Banking Mexico
Million euros

			Variation
	Q1 ’07	Q1 ’06	Amount	%
Income statement
Net interest income	374	280	94	33.6
Income from companies accounted for by the equity method	0	—	0	—
Net fees	107	103	4	4.3
Insurance activity	—	—	—	—
Commercial revenue	481	382	99	25.8
Gains (losses) on financial transactions	33	8	25	305.0
Gross operating income	514	390	124	31.6
Income from non-financial services (net) and other operating income	(15)	(11)	(4)	33.2
Operating expenses	(200)	(198)	(2)	0.9
General administrative expenses	(183)	(183)	0	(0.2)
Personnel	(93)	(91)	(2)	2.0
Other administrative expenses	(90)	(92)	2	(2.4)
Depreciation and amortisation	(17)	(15)	(2)	14.3
Net operating income	299	181	118	65.1
Net loan loss provisions	(92)	(26)	(65)	247.1
Other income	(2)	(14)	12	(82.8)
Profit before taxes	205	141	64	45.8

Retail Banking Mexico
Million euros

	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06	Q1 ’07
Income statement
Net interest income	280	275	341	377	374
Income from companies accounted for by the equity method	—	—	—	(0)	0
Net fees	103	95	91	105	107
Insurance activity	—	—	—	—	—
Commercial revenue	382	370	432	482	481
Gains (losses) on financial transactions	8	13	(7)	1	33
Gross operating income	390	383	425	483	514
Income from non-financial services (net) and other operating income	(11)	(15)	(12)	(13)	(15)
Operating expenses	(198)	(184)	(210)	(234)	(200)
General administrative expenses	(183)	(171)	(194)	(216)	(183)
Personnel	(91)	(84)	(89)	(92)	(93)
Other administrative expenses	(92)	(87)	(105)	(124)	(90)
Depreciation and amortisation	(15)	(14)	(16)	(18)	(17)
Net operating income	181	183	203	237	299
Net loan loss provisions	(26)	(36)	(44)	(91)	(92)
Other income	(14)	(1)	(5)	21	(2)
Profit before taxes (w/o capital gains)	141	146	154	167	205
Other information
Spread	11.62	12.21	13.64	14.20	14.39
Spread loans	8.13	9.05	10.34	10.72	10.84
Spread deposits	3.49	3.16	3.30	3.48	3.55

Retail Banking Mexico
Million dollars

			Variation
	Q1 ’07	Q1 ’06	Amount	%
Income statement
Net interest income	490	336	154	45.7
Income from companies accounted for by the equity method	0	—	0	—
Net fees	140	123	17	13.8
Insurance activity	—	—	—	—
Commercial revenue	630	459	171	37.2
Gains (losses) on financial transactions	44	10	34	341.6
Gross operating income	673	469	204	43.6
Income from non-financial services (net) and other operating income	(19)	(13)	(6)	45.3
Operating expenses	(262)	(238)	(24)	10.0
General administrative expenses	(240)	(220)	(19)	8.8
Personnel	(121)	(109)	(12)	11.3
Other administrative expenses	(118)	(111)	(7)	6.5
Depreciation and amortisation	(22)	(18)	(4)	24.6
Net operating income	393	218	174	80.0
Net loan loss provisions	(121)	(32)	(89)	278.5
Other income	(3)	(17)	14	(81.3)
Profit before taxes	269	169	100	58.9

Retail Banking Mexico
Million dollars

	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06	Q1 ’07
Income statement
Net interest income	336	345	432	481	490
Income from companies accounted for by the equity method	—	—	—	(0)	0
Net fees	123	119	116	135	140
Insurance activity	—	—	—	—	—
Commercial revenue	459	464	548	616	630
Gains (losses) on financial transactions	10	16	(8)	2	44
Gross operating income	469	480	539	618	673
Income from non-financial services (net) and other operating income	(13)	(18)	(15)	(16)	(19)
Operating expenses	(238)	(232)	(266)	(299)	(262)
General administrative expenses	(220)	(214)	(246)	(277)	(240)
Personnel	(109)	(106)	(113)	(118)	(121)
Other administrative expenses	(111)	(109)	(133)	(158)	(118)
Depreciation and amortisation	(18)	(17)	(20)	(23)	(22)
Net operating income	218	230	258	303	393
Net loan loss provisions	(32)	(45)	(56)	(115)	(121)
Other income	(17)	(2)	(6)	26	(3)
Profit before taxes (w/o capital gains)	169	183	196	214	269

Retail Banking Mexico
Million new mexican peso

			Variation
	Q1 ’07	Q1 ’06	Amount	%
Income statement
Net interest income	5,395	3,562	1,833	51.5
Income from companies accounted for by the equity method	0	—	0	—
Net fees	1,545	1,306	238	18.3
Insurance activity	—	—	—	—
Commercial revenue	6,940	4,868	2,072	42.6
Gains (losses) on financial transactions	479	104	375	359.0
Gross operating income	7,419	4,972	2,447	49.2
Income from non-financial services (net) and other operating income	(214)	(142)	(72)	51.0
Operating expenses	(2,881)	(2,519)	(362)	14.4
General administrative expenses	(2,639)	(2,332)	(306)	13.1
Personnel	(1,336)	(1,155)	(181)	15.7
Other administrative expenses	(1,303)	(1,177)	(125)	10.7
Depreciation and amortisation	(242)	(187)	(55)	29.6
Net operating income	4,324	2,311	2,013	87.1
Net loan loss provisions	(1,328)	(338)	(990)	293.4
Other income	(35)	(181)	146	(80.6)
Profit before taxes	2,961	1,792	1,169	65.2

Retail Banking Mexico
Million new mexican peso

	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06	Q1 ’07
Income statement
Net interest income	3,562	3,841	4,717	5,244	5,395
Income from companies accounted for by the equity method	—	—	—	(0)	0
Net fees	1,306	1,328	1,274	1,470	1,545
Insurance activity	—	—	—	—	—
Commercial revenue	4,868	5,169	5,991	6,715	6,940
Gains (losses) on financial transactions	104	178	(92)	21	479
Gross operating income	4,972	5,348	5,899	6,735	7,419
Income from non-financial services (net) and other operating income	(142)	(204)	(166)	(176)	(214)
Operating expenses	(2,519)	(2,584)	(2,913)	(3,262)	(2,881)
General administrative expenses	(2,332)	(2,391)	(2,689)	(3,013)	(2,639)
Personnel	(1,155)	(1,179)	(1,239)	(1,287)	(1,336)
Other administrative expenses	(1,177)	(1,212)	(1,450)	(1,726)	(1,303)
Depreciation and amortisation	(187)	(192)	(224)	(249)	(242)
Net operating income	2,311	2,560	2,820	3,298	4,324
Net loan loss provisions	(338)	(501)	(607)	(1,248)	(1,328)
Other income	(181)	(24)	(68)	280	(35)
Profit before taxes (w/o capital gains)	1,792	2,035	2,145	2,330	2,961

Retail Banking Chile
Million euros

			Variation
	Q1 ’07	Q1 ’06	Amount	%
Income statement
Net interest income	202	186	17	9.1
Income from companies accounted for by the equity method	(0)	0	(1)	—
Net fees	62	60	2	3.4
Insurance activity	—	—	—	—
Commercial revenue	265	246	18	7.4
Gains (losses) on financial transactions	23	10	13	135.3
Gross operating income	288	256	32	12.4
Income from non-financial services (net) and other operating income	(5)	(3)	(2)	94.2
Operating expenses	(118)	(114)	(4)	3.2
General administrative expenses	(107)	(102)	(4)	4.3
Personnel	(65)	(61)	(4)	6.8
Other administrative expenses	(41)	(41)	(0)	0.7
Depreciation and amortisation	(11)	(12)	1	(6.4)
Net operating income	165	140	26	18.4
Net loan loss provisions	(32)	(28)	(3)	11.8
Other income	12	(2)	13	—
Profit before taxes	145	110	36	32.5

Retail Banking Chile
Million euros

	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06	Q1 ’07
Income statement
Net interest income	186	231	236	188	202
Income from companies accounted for by the equity method	0	0	0	0	(0)
Net fees	60	60	60	60	62
Insurance activity	—	—	—	—	—
Commercial revenue	246	292	296	248	265
Gains (losses) on financial transactions	10	(12)	(12)	11	23
Gross operating income	256	279	284	259	288
Income from non-financial services (net) and other operating income	(3)	(4)	(2)	(3)	(5)
Operating expenses	(114)	(123)	(123)	(134)	(118)
General administrative expenses	(102)	(105)	(115)	(125)	(107)
Personnel	(61)	(69)	(70)	(85)	(65)
Other administrative expenses	(41)	(37)	(46)	(40)	(41)
Depreciation and amortisation	(12)	(18)	(7)	(9)	(11)
Net operating income	140	153	160	122	165
Net loan loss provisions	(28)	(34)	(26)	(24)	(32)
Other income	(2)	(18)	(29)	40	12
Profit before taxes (w/o capital gains)	110	101	105	138	145
Other information
Spread	6.86	7.11	6.97	6.94	7.28
Spread loans	5.07	5.07	4.95	4.91	5.08
Spread deposits	1.79	2.04	2.02	2.03	2.20

Retail Banking Chile
Million dollars

			Variation
	Q1 ’07	Q1 ’06	Amount	%
Income statement
Net interest income	265	223	42	18.9
Income from companies accounted for by the equity method	(0)	0	(1)	—
Net fees	82	73	9	12.7
Insurance activity	—	—	—	—
Commercial revenue	347	296	51	17.1
Gains (losses) on financial transactions	31	12	19	156.6
Gross operating income	377	308	69	22.5
Income from non-financial services (net) and other operating income	(6)	(3)	(3)	111.8
Operating expenses	(154)	(137)	(17)	12.5
General administrative expenses	(140)	(123)	(17)	13.8
Personnel	(86)	(73)	(12)	16.5
Other administrative expenses	(54)	(49)	(5)	9.8
Depreciation and amortisation	(15)	(14)	(0)	2.1
Net operating income	217	168	49	29.1
Net loan loss provisions	(41)	(34)	(7)	21.9
Other income	15	(2)	17	—
Profit before taxes	190	132	59	44.5

Retail Banking Chile
Million dollars

	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06	Q1 ’07
Income statement
Net interest income	223	289	300	242	265
Income from companies accounted for by the equity method	0	1	0	0	(0)
Net fees	73	75	76	77	82
Insurance activity	—	—	—	—	—
Commercial revenue	296	365	376	320	347
Gains (losses) on financial transactions	12	(15)	(15)	14	31
Gross operating income	308	350	362	334	377
Income from non-financial services (net) and other operating income	(3)	(4)	(3)	(4)	(6)
Operating expenses	(137)	(154)	(156)	(171)	(154)
General administrative expenses	(123)	(132)	(147)	(160)	(140)
Personnel	(73)	(86)	(89)	(109)	(86)
Other administrative expenses	(49)	(46)	(58)	(51)	(54)
Depreciation and amortisation	(14)	(22)	(10)	(11)	(15)
Net operating income	168	191	203	158	217
Net loan loss provisions	(34)	(43)	(33)	(31)	(41)
Other income	(2)	(22)	(36)	50	15
Profit before taxes (w/o capital gains)	132	127	133	177	190

Retail Banking Chile
Million chilean peso

			Variation
	Q1 ’07	Q1 ’06	Amount	%
Income statement
Net interest income	143,353	117,431	25,923	22.1
Income from companies accounted for by the equity method	(168)	236	(404)	—
Net fees	44,236	38,227	6,009	15.7
Insurance activity	—	—	—	—
Commercial revenue	187,422	155,894	31,528	20.2
Gains (losses) on financial transactions	16,536	6,277	10,258	163.4
Gross operating income	203,958	162,171	41,787	25.8
Income from non-financial services (net) and other operating income	(3,456)	(1,590)	(1,866)	117.4
Operating expenses	(83,450)	(72,230)	(11,220)	15.5
General administrative expenses	(75,475)	(64,619)	(10,856)	16.8
Personnel	(46,211)	(38,647)	(7,564)	19.6
Other administrative expenses	(29,264)	(25,972)	(3,292)	12.7
Depreciation and amortisation	(7,975)	(7,611)	(364)	4.8
Net operating income	117,051	88,351	28,700	32.5
Net loan loss provisions	(22,413)	(17,906)	(4,507)	25.2
Other income	8,182	(1,104)	9,286	—
Profit before taxes	102,820	69,340	33,479	48.3

Retail Banking Chile
Million chilean peso

	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06	Q1 ’07
Income statement
Net interest income	117,431	152,198	161,148	127,973	143,353
Income from companies accounted for by the equity method	236	303	160	56	(168)
Net fees	38,227	39,794	41,136	40,955	44,236
Insurance activity	—	—	—	—	—
Commercial revenue	155,894	192,295	202,445	168,984	187,422
Gains (losses) on financial transactions	6,277	(7,810)	(7,874)	7,499	16,536
Gross operating income	162,171	184,485	194,571	176,482	203,958
Income from non-financial services (net) and other operating income	(1,590)	(2,366)	(1,382)	(2,245)	(3,456)
Operating expenses	(72,230)	(81,170)	(84,074)	(90,722)	(83,450)
General administrative expenses	(64,619)	(69,538)	(78,807)	(84,661)	(75,475)
Personnel	(38,647)	(45,293)	(47,782)	(57,519)	(46,211)
Other administrative expenses	(25,972)	(24,245)	(31,025)	(27,142)	(29,264)
Depreciation and amortisation	(7,611)	(11,632)	(5,267)	(6,062)	(7,975)
Net operating income	88,351	100,949	109,115	83,515	117,051
Net loan loss provisions	(17,906)	(22,545)	(17,971)	(16,512)	(22,413)
Other income	(1,104)	(11,559)	(19,377)	26,507	8,182
Profit before taxes (w/o capital gains)	69,340	66,845	71,767	93,509	102,820

Global Wholesale Banking
Million euros

			Variation
	Q1 ’07	Q1 ’06	Amount	%
Income statement
Net interest income	325	284	41	14.6
Income from companies accounted for by the equity method	—	—	—	—
Net fees	325	156	169	108.3
Insurance activity	—	—	—	—
Commercial revenue	650	440	210	47.8
Gains (losses) on financial transactions	281	237	44	18.6
Gross operating income	931	677	254	37.6
Income from non-financial services (net) and other operating income	(7)	(9)	2	(20.6)
Operating expenses	(207)	(187)	(20)	10.9
General administrative expenses	(186)	(169)	(17)	10.0
Personnel	(116)	(106)	(10)	9.8
Other administrative expenses	(70)	(63)	(7)	10.3
Depreciation and amortisation	(21)	(17)	(3)	20.1
Net operating income	717	482	236	48.9
Net loan loss provisions	44	(47)	91	—
Other income	34	37	(4)	(10.0)
Profit before taxes	795	472	323	68.5

			Variation
	31.03.07	31.03.06	Amount	%
Business volumes
Total assets	154,173	142,395	11,778	8.3
Loans and credits	45,508	34,161	11,346	33.2
Customer deposits	42,117	46,520	(4,403)	(9.5)

Global Wholesale Banking
Million euros

	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06	Q1 ’07
Income statement
Net interest income	284	320	358	279	325
Income from companies accounted for by the equity method	—	—	—	—	—
Net fees	156	143	196	151	325
Insurance activity	—	—	—	—	—
Commercial revenue	440	463	554	430	650
Gains (losses) on financial transactions	237	5	256	191	281
Gross operating income	677	468	810	622	931
Income from non-financial services (net) and other operating income	(9)	(8)	(8)	(9)	(7)
Operating expenses	(187)	(178)	(187)	(215)	(207)
General administrative expenses	(169)	(161)	(172)	(196)	(186)
Personnel	(106)	(102)	(107)	(132)	(116)
Other administrative expenses	(63)	(60)	(64)	(65)	(70)
Depreciation and amortisation	(17)	(16)	(16)	(19)	(21)
Net operating income	482	282	615	398	717
Net loan loss provisions	(47)	(65)	(137)	(58)	44
Other income	37	16	(44)	(53)	34
Profit before taxes (w/o capital gains)	472	233	433	286	795

	31.03.06	30.06.06	30.09.06	31.12.06	31.03.07
Business volumes
Total assets	142,395	140,837	146,675	153,005	154,173
Loans and credits	34,161	36,087	44,510	47,948	45,508
Customer deposits	46,520	43,242	47,188	42,194	42,117

Asset Management and Insurance
Million euros

			Variation
	Q1 ’07	Q1 ’06	Amount	%
Income statement
Net interest income	12	9	3	35.1
Income from companies accounted for by the equity method	—	—	—	—
Net fees	154	156	(3)	(1.7)
Insurance activity	96	66	30	45.0
Commercial revenue	262	231	30	13.0
Gains (losses) on financial transactions	6	12	(6)	(51.3)
Gross operating income	268	244	24	9.8
Income from non-financial services (net) and other operating income	(0)	(0)	0	(91.7)
Operating expenses	(95)	(84)	(11)	13.6
General administrative expenses	(88)	(80)	(9)	11.0
Personnel	(48)	(45)	(2)	5.3
Other administrative expenses	(41)	(34)	(6)	18.6
Depreciation and amortisation	(7)	(4)	(3)	59.2
Net operating income	172	159	13	8.0
Net loan loss provisions	(0)	0	(0)	—
Other income	(5)	(2)	(4)	204.4
Profit before taxes	167	158	9	5.7

			Variation
	31.03.07	31.03.06	Amount	%
Business volumes
Total assets	17,796	9,835	7,961	80.9
Loans and credits	142	162	(19)	(12.0)
Customer deposits	0	1	(1)	(99.3)

Asset Management and Insurance
Million euros

	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06	Q1 ’07
Income statement
Net interest income	9	11	11	12	12
Income from companies accounted for by the equity method	—	—	—	—	—
Net fees	156	149	152	165	154
Insurance activity	66	79	72	85	96
Commercial revenue	231	239	234	262	262
Gains (losses) on financial transactions	12	(3)	10	15	6
Gross operating income	244	236	245	277	268
Income from non-financial services (net) and other operating income	(0)	0	0	(1)	(0)
Operating expenses	(84)	(83)	(85)	(109)	(95)
General administrative expenses	(80)	(79)	(83)	(99)	(88)
Personnel	(45)	(45)	(45)	(51)	(48)
Other administrative expenses	(34)	(34)	(39)	(48)	(41)
Depreciation and amortisation	(4)	(4)	(2)	(10)	(7)
Net operating income	159	153	159	166	172
Net loan loss provisions	0	(0)	0	0	(0)
Other income	(2)	(3)	(2)	(5)	(5)
Profit before taxes (w/o capital gains)	158	150	157	162	167

	31.03.06	30.06.06	30.09.06	31.12.06	31.03.07
Business volumes
Total assets	9,835	10,337	11,476	15,667	17,796
Loans and credits	162	158	164	171	142
Customer deposits	1	2	1	0	0

NPL ratio
%

	31.03.06	30.06.06	30.09.06	31.12.06	31.03.07
Continental Europe*	0.84	0.80	0.81	0.80	0.80
Santander Branch Network	0.56	0.55	0.57	0.57	0.56
Banesto	0.46	0.45	0.43	0.42	0.42
Santander Consumer Finance	2.41	2.46	2.57	2.57	2.66
Portugal*	1.57	1.34	1.38	1.25	1.16
United Kingdom (Abbey)	0.64	0.63	0.64	0.60	0.55
Latin America	1.71	1.77	1.65	1.38	1.50
Brazil	2.76	3.06	2.82	2.38	2.62
Mexico	0.69	0.89	0.90	0.64	0.83
Chile	2.15	1.90	1.78	1.59	1.70
Operating Areas*	0.88	0.85	0.84	0.80	0.80
Spain	0.56	0.54	0.55	0.53	0.51

(**).-	2006 data were drawn up on the basis of 2007 information

NPL coverage
%

	31.03.06	30.06.06	30.09.06	31.12.06	31.03.07
Continental Europe*	221.71	227.60	224.57	223.80	202.49
Santander Branch Network	299.75	313.42	298.84	295.80	298.79
Banesto	392.62	393.44	399.94	396.13	393.19
Santander Consumer Finance	124.43	119.46	113.83	114.10	114.43
Portugal*	117.28	126.90	127.76	129.67	127.55
United Kingdom (Abbey)	79.32	81.98	84.18	85.88	81.38
Latin America	183.37	167.53	166.55	167.29	160.00
Brazil	126.24	109.28	106.61	102.78	98.77
Mexico	335.91	251.48	240.83	279.19	241.35
Chile	165.07	174.22	168.01	152.62	147.57
Operating Areas*	175.07	175.01	175.03	176.49	164.23
Spain	322.28	330.79	325.24	328.37	292.15

(**).-	2006 data were drawn up on the basis of 2007 information

Spreads loans and deposits
%

	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06	Q1 ’07
Santander Branch Network
Spread loans	1.39	1.29	1.31	1.28	1.25
Spread deposits	1.71	1.87	1.95	2.16	2.22
SUM	3.10	3.16	3.26	3.44	3.47
Retail Banking Banesto
Spread loans	1.38	1.36	1.30	1.31	1.32
Spread deposits	1.54	1.64	1.83	1.92	2.03
SUM	2.92	3.00	3.13	3.23	3.35
Santander Consumer Finance
Spread loans	4.79	4.58	4.15	3.83	3.69
Retail Banking Portugal
Spread loans	1.66	1.63	1.56	1.53	1.46
Spread deposits	1.19	1.21	1.24	1.26	1.27
SUM	2.85	2.84	2.80	2.79	2.73
Retail Banking Abbey
Spread loans	0.72	0.73	0.70	0.69	0.69
Spread deposits	1.09	1.11	1.14	1.20	1.28
SUM	1.81	1.84	1.84	1.89	1.97
Retail Banking Brazil
Spread loans	19.19	19.20	18.18	17.20	17.63
Spread deposits	2.53	2.05	1.90	1.67	1.62
SUM	21.72	21.25	20.08	18.87	19.25
Retail Banking Mexico
Spread loans	8.13	9.05	10.34	10.72	10.84
Spread deposits	3.49	3.16	3.30	3.48	3.55
SUM	11.62	12.21	13.64	14.20	14.39
Retail Banking Chile
Spread loans	5.07	5.07	4.95	4.91	5.08
Spread deposits	1.79	2.04	2.02	2.03	2.20
SUM	6.86	7.11	6.97	6.94	7.28

Risk-weighted assets*
Million euros

	31.03.06	30.06.06	30.09.06	31.12.06	31.03.07
Continental Europe	224,261	243,986	253,120	258,781	258,788
Santander Branch Network	83,524	90,175	93,673	94,348	95,478
Banesto	55,413	56,929	58,776	62,845	64,887
Santander Consumer	28,405	31,810	31,465	33,713	32,936
Portugal	22,891	23,022	22,959	22,057	21,689
United Kingdom (Abbey)	105,323	100,523	96,344	97,277	90,473
Latin America	64,257	61,044	64,565	70,241	72,831
Brazil	16,811	15,303	16,082	18,200	19,484
Mexico	13,017	12,778	15,196	15,850	15,965
Chile	14,403	13,232	14,112	13,873	14,876
Operating Areas	393,841	405,552	414,029	426,299	422,092
Financial management and equity stakes	33,767	38,868	42,716	52,434	50,846
Total	427,607	444,420	456,745	478,733	472,937

(*) -
The risk assets by business area have been changed, with retroactive effects, in order to register in them the savings derived from the differences of criteria between Basel and the Bank of Spain, which were previously reflected on a centralised basis.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Central Hispano, S.A.
Date: April 30, 2007	By:	/s/ José Antonio Alvarez
		Name:	José Antonio Alvarez
		Title:	Executive Vice President